Registration filing date:
Registration No. 333-257891
April 7, 2022
811-08904

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Form N-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 2	☒
and
REGISTRATION STATEMENT
UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 235	☒

NYLIAC VARIABLE ANNUITY
SEPARATE ACCOUNT-III
(Exact Name of Registrant)

NEW YORK LIFE INSURANCE AND
ANNUITY CORPORATION
(Name of Depositor)
51 Madison Avenue,
New York, New York 10010
(Address of Depositor’s Principal Executive Office)
Depositor’s Telephone Number: (212) 576-7000
Erica E. Carrig, Esq.
New York Life Insurance and Annuity Corporation
51 Madison Avenue
New York, NY 10010
(Name and Address of Agent for Service)

Copy to:
Clifford E. Kirsch Eversheds Sutherland LLP The Grace Building, 40th Floor 1114 Avenue of the Americas New York, NY 10036-7703	Michael McDonnell, Esq. Senior Vice President, Deputy General Counsel, and Chief Insurance Counsel New York Life Insurance Company 51 Madison Avenue New York, NY 10010

Approximate Date of Proposed Public Offering: Continuous
It is proposed that this filing will become effective (check appropriate box)
☐	immediately upon filing pursuant to paragraph (b) of Rule 485.
☐	on May 1, 2022 pursuant to paragraph (b) of Rule 485.
☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485.
☐	on (date) pursuant to paragraph (a)(1) of Rule 485.
If appropriate, check the following box:
☐	This post-effective amendment designates a new effectiveness date for a previously filed post-effective amendment.
Title of Securities Being Registered:
Units of interest in a separate account under a variable annuity contract.

PROSPECTUS Dated May 1, 2022
for
New York Life Premier Advisory Variable Annuity
From
NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(a Delaware Corporation)
51 Madison Avenue,
New York, New York 10010
Investing in
NYLIAC Variable Annuity Separate Account–III
This Prospectus describes the individual flexible premium New York Life Premier Advisory Variable Annuity policies issued by New York Life Insurance and Annuity Corporation (NYLIAC). In order to purchase this variable annuity, the purchaser must enter into a client agreement with Eagle Strategies LLC (Eagle or the Investment Adviser), NYLIAC’s affiliated investment adviser, and agree to pay an ongoing, asset-based fee (Advisory Fee) to Eagle for ongoing, investment advisory services relating to the policy. NYLIAC is not responsible for the investment advisory services provided by Eagle or its investment adviser representatives. The Advisory Fee that is charged by your Investment Adviser is covered in a separate agreement between you and the Investment Adviser, and is separate from, and in addition to, the fees and expenses that are described in this prospectus. Any withdrawal you take from this policy to pay Advisory Fees may reduce your death benefit and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. (See “FEDERAL TAX MATTERS – Payment of Investment Advisory Fees” for more information). For further details, please speak with your investment adviser representative and your tax advisor.
We designed these policies to assist individuals with their long-term retirement planning or other long-term needs. The policies offer flexible premium payments, access to your money through partial withdrawals (some withdrawals may be subject to federal and state income taxes and/or a 10% federal penalty tax if withdrawn before age 59-½ ), a choice of when Income Payments commence, and a guaranteed death benefit if the Owner dies before Income Payments have commenced. Please note that your policy may vary depending on your state. Any material variations are disclosed in the prospectus or in APPENDIX 2—State Variations.
If you are a new investor in the policy, you may cancel your policy within 10 days of delivery of the policy without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either (i) a full refund of the amount you paid with your application (less any withdrawals made, including those to pay Advisory Fees), or (ii) your policy value (Accumulation Value). You should review this Prospectus, or consult with your investment adviser representative, for additional information about the specific cancellation terms that apply.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
The policies involve risks, including potential loss of principal invested. The policies are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the FDIC, the Federal Reserve Board, or any other agency.
Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at www.Investor.gov.
Your premium payments accumulate on a tax-deferred basis. This means your earnings are not taxed until you take money out of your policy, which can be done in several ways. You can split your premium payments among up to 18 separate Investment Divisions or the Dollar Cost Averaging Advantage Account. Each Investment Division invests in a corresponding Portfolio. The Portfolios are listed in APPENDIX 1A.
We do not guarantee the investment performance of the Investment Divisions. Depending on current market conditions, you can make or lose money in any of the Investment Divisions.

i

Page
Portfolios Available Under the Policy	1A-1
Appendix 1B	1B-1
Investment Divisions with IPR (12-15–year Holding Period options)	1B-1
Appendix 1C	1C-1
Investment Divisions available with IPR (10–year Holding Period option)	1C-1
Appendix 2	2-1
State Variations	2-1
ii

Definitions

Accumulation Unit—An accounting unit we use to calculate the Variable Accumulation Value prior to the Annuity Commencement Date. Each Investment Division of the Separate Account has a distinct variable Accumulation Unit value.
Accumulation Value—The sum of the Variable Accumulation Value and the DCA Advantage Account Accumulation Value of a policy.
ADBR—Annual Death Benefit Reset Rider.
ADBR Reset Value—On the First Policy Anniversary, the ADBR Reset Value is the greater of (a) the Accumulation Value on the first Policy Anniversary or (b) the Return of Premium Death Benefit. The ADBR Reset Value on the second and each subsequent Reset Anniversary is defined as the greater of (a) the Accumulation Value on the current Reset Anniversary or (b) the Reset Value on the prior Reset Anniversary, plus any premium payments applied since the prior Reset Anniversary, less any ADBR Reset Value Proportional Reductions since the prior Reset Anniversary.
ADBR Reset Value Proportional Reduction—An amount equal to the amount withdrawn from the policy after the first Policy Anniversary (excluding amounts withdrawn to pay Advisory Fees), divided by the policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the ADBR Reset Value immediately preceding the withdrawal.
Adjusted Premium Payment—The total dollar amount of premium payments made under the policy and allocated to the Investment Divisions of the Separate Account and DCA Advantage Account reduced by any withdrawals in excess of any gain in the policy.
Advisory Fee —The amount we allow to be taken from your policy’s Accumulation Value to pay the Investment Adviser for investment advisory services relating to the policy. The fee is set by the Investment Adviser and is covered in a separate agreement between you and the Investment Adviser. We allow Advisory Fees of up to 1.0% of your Accumulation Value per calendar year. Advisory Fees reduce your Accumulation Value by the amount of the fee.
Allocation Options —The Investment Divisions of the Separate Account and the DCA Advantage Account.
Annuitant—The person or persons named on the Policy Data Page and whose life or lives determine the Income Payments.
Annuity Commencement Date—The date on which we are to make the first Income Payment under the policy, which cannot be later than the date you attain age 115.
Asset Allocation Category(ies)—A group of Investment Divisions of the Separate Account categorized based on investment risk determined by NYLIAC.
Base Contract Charge—The mortality and expense risk and administrative costs charge for the Separate Account as described on your policy’s Data Page.
Beneficiary or beneficiary—The person or entity having the right to receive the death benefit proceeds set forth in the policy and who is the “designated beneficiary” for purposes of Section 72 of the Code (as defined below).
Business Day—Generally, any day on which the New York Stock Exchange (NYSE) is open for trading. Our Business Day ends at 4:00 p.m. Eastern Time or the close of regular trading of the NYSE, if earlier.
Code—The Internal Revenue Code of 1986, as amended.
Dollar Cost Averaging (DCA) Advantage Account Accumulation Value—The sum of premium payments allocated to the DCA Advantage Account, plus interest credited on those premium payments, less any transfers and partial withdrawals from the DCA Advantage Account, and rider charges deducted from the DCA Advantage Account. The DCA Advantage Account Accumulation Value will never be less than the DCA Advantage Account portion of the Nonforfeiture Value.
Dollar Cost Averaging (DCA) Advantage Account— A non-variable Allocation Option to which you may allocate Premium Payments, subject to the limitations described on the Policy Data Page, and from which amounts are transferred to the Investment Divisions proportionally on a monthly basis. The DCA Advantage Account duration is shown on the Policy Data Page. We credit the DCA Advantage Account with a fixed interest rate. The benefits payable under the DCA Advantage Account (including principal and interest) are payable from NYLIAC’s general account and are subject to the claims-paying ability of NYLIAC.
Eligible Designated Beneficiary—Eligible Designated Beneficiaries include spouses, minor children (until they reach the age of majority), someone who is disabled or chronically ill (including certain trusts for the disabled or chronically ill), or an individual not more than 10 years younger than the original IRA owner or plan participant.
Fund—A mutual fund that has multiple series or Portfolios.
Good Order—Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it complies with our administrative procedures and is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction or complete the transaction and that it complies with all relevant laws and regulations. Good Order means the actual receipt by us of instructions relating to the requested transaction in writing or by other means we then permit (such as by telephone or electronic transmission), along with all forms and other information or documentation necessary to complete the request.
Holding Period—A pre-determined Holding Period you select at the time of application for the Investment Preservation Rider. You can choose among five different Holding Periods (10, 12, 13, 14 or 15 years) for IPR.
Holding Period End Date—The 10, 12, 13, 14 or 15th Policy Anniversary, as applicable, of (a) the Rider Effective Date or (b) the Rider Reset Effective Date, whichever is later.
Income Payments—Periodic payments NYLIAC makes after the Annuity Commencement Date.
Investment Adviser—Eagle Strategies LLC, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. The Investment Adviser is an affiliate of NYLIAC.
Investment Division—The variable investment options available under the policy. Each Investment Division invests exclusively in shares of a specified Portfolio.
Investment Preservation Rider or IPR—Investment Preservation Rider - Advisory.
IPR Death Benefit—The death benefit available with the IPR. If your spouse does not continue the policy pursuant to its spousal continuance provision, the IPR Death Benefit guarantees that your beneficiaries will receive the greater of: (i) the Standard Death Benefit; (ii) any death benefit available under any other rider attached to your policy; or (iii) (a) if the Owner dies before the end of the Holding Period, the IPR Guaranteed Amount or (b) if the Owner dies after the Holding Period End Date, the IPR Guaranteed Amount on the Holding Period End Date increased by any premium payments received after the Holding Period End Date and reduced proportionally for withdrawals (including required minimum distributions from IRAs, but excluding withdrawals to pay Advisory Fees) taken after the Holding Period End Date.
IPR Free Withdrawal Amount—During the first three Policy Years, you may withdraw a certain amount from your policy each Policy Year without incurring an IPR Termination and Withdrawal Charge. The maximum amount you may withdraw without charge in any given Policy Year is the greater of (i) 20% of the IPR Guaranteed Amount or (ii) the required minimum distribution applicable to the policy, as of the last Policy Anniversary. If you withdraw more than the IPR Free Withdrawal Amount, we will assess a 2% charge on the amount exceeding the limit. Withdrawals to pay Advisory Fees do not count towards the IPR Free Withdrawal Amount.
IPR Guaranteed Amount—The IPR Guaranteed Amount will equal 100% of the sum of all premium payments made in the first Policy Year, less all IPR Guaranteed Amount Proportional Reductions made during the rider Holding Period.
IPR Reset—Changing the guaranteed amount of the Investment Preservation Rider to make it equal to your Accumulation Value on the Policy Anniversary following your request, less any applicable reductions.
IPR Termination and Withdrawal Charge—A charge that applies during the first three Policy Years and is assessed if the policy owner (i) cancels the IPR; (ii) surrenders the policy; and/or (iii) takes a partial withdrawal in excess of the IPR Free Withdrawal Amount. The charge is calculated as a percentage of the IPR Guaranteed Amount that exceeds the IPR Free Withdrawal Amount.

Life Income—Guaranteed Period Payment Option—The default Income Payment option available under this policy. Monthly payments made under this option are made over the life of the Annuitant(s) with a guarantee of 10 years of payments, even if the Annuitant dies before the 10-year period has expired.
Non–Qualified Policies—Policies that are not available for use by individuals in connection with employee retirement plans intended to qualify for special federal income tax treatment under Sections 408, and 408A of the Code. Non-Qualified Policies include policies issued for other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.
Nonforfeiture Rate—The rate used to calculate the DCA Advantage Account Nonforfeiture Values. This rate, as shown on the Policy Data Page, is equal to the lesser of: a) 3.00%, and b) a rate that is not less than 1.00% and determined by using the six-month average of the five-year Constant Maturity Treasury Rate reported by the Federal Reserve for December through May (for period beginning July 1) and June through November (for period beginning January 1), rounded to the nearest .05%, minus 1.25%.
Nonforfeiture Value—The Nonforfeiture Value is equal to 87.50% of your premium payments allocated to the DCA Advantage Account accumulated at the Nonforfeiture Rate since the Payment Date or transfer date, minus any amounts withdrawn or transferred from the DCA Advantage Account, with the remaining amount accumulated at the Nonforfeiture Rate since the date of withdrawal or transfer.
NYLIAC, we, our or us—New York Life Insurance and Annuity Corporation.
Owner (you, your)—The individual(s) or entity(ies) designated as the Owner in the policy, or as subsequently changed after issue, who is entitled to exercise all rights under the policy.
Payee—The individual designated to receive Income Payments under the policy.
Payment Date—The Business Day on which we receive a premium payment in Good Order.
Policy Anniversary—An anniversary of the Policy Date shown on the Policy Data Page.
Policy Data Page—Page 2 of the policy which contains the policy specifications.
Policy Date—The date from which we measure Policy Years, quarters, months, and Policy Anniversaries. It is shown on the Policy Data Page.
Policy Monthly Anniversary—Each monthly anniversary of the Policy Date.
Policy Year—A year starting on the Policy Date. Subsequent Policy Years begin on each Policy Anniversary, unless otherwise indicated.
Portfolios —The mutual fund portfolios in which the corresponding Investment Divisions invest.
Qualified Policies—Policies for use by individuals under employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 408, and 408A of the Code. Qualified Policies do not include policies issued for any other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.
Return of Premium Death Benefit —The total dollar amount of premium payments made under this Policy reduced by any Return of Premium Death Benefit Proportional Withdrawals.
Return of Premium Death Benefit Proportional Withdrawal—An amount equal to the amount withdrawn from this Policy (excluding any amount to pay Advisory Fees), divided by this Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Return of Premium Death Benefit immediately preceding the withdrawal.
Rider Effective Date—The date on which the IPR is effective and the date from which the Holding Period End Date is measured. This date is stated on the rider Data Page. After an IPR Reset, this date is the same as the “Rider Reset Effective Date.”
Sales Standards—The criteria used to evaluate whether a recommended transaction, relating to your policy, complies with applicable standards of conduct.

Separate Account—NYLIAC Variable Annuity Separate Account–III, a segregated asset account we established to receive and invest premium payments paid under the policies. The Separate Account’s Investment Divisions, in turn, purchase shares of Portfolios.
Standard Death Benefit—The death benefit that comes standard under the base policy. It guarantees that your beneficiaries will receive the greatest of: (i) your Accumulation Value; or (ii) the Return of Premium Death Benefit.
Variable Accumulation Value—The sum of the current Accumulation Unit value(s) for each of the Investment Divisions multiplied by the number of Accumulation Units held in the respective Investment Division.
VPSC—The Variable Products Service Center.

Important Information You Should Consider About The Policy

	FEES AND EXPENSES	LOCATION IN PROSPECTUS
Charges for Early Withdrawal
We do not assess any early withdrawal charges on the base contract.
If, however, you purchase the IPR, you will be assessed an IPR
Termination and Withdrawal Charge if you surrender your policy within the first three Policy Years. The maximum charge is 2% of the IPR
Guaranteed Amount that exceeds the IPR Free Withdrawal Amount.
For example, if your IPR Guaranteed Amount is $100,000 and you surrender your policy within the first three Policy Years, you could pay an IPR Termination and Withdrawal Charge of $1,600.00.
CHARGES AND DEDUCTIONS - Transaction Expenses – IPR Termination and Withdrawal Charge – Policy Surrender within the first 3 Policy Years
Transaction Charges
We reserve the right to assess a transaction charge if you transfer cash value between investment options more than 25 times a year, or if a premium payment is returned for insufficient funds. Although we do not currently charge for such transactions, we reserve the right to charge up to $30 per transaction. If you elect the IPR, you will be assessed a charge during the first three Policy Years if you (i) cancel the IPR;
(ii) surrender the policy; and/or (iii) take a partial withdrawal in excess of the IPR Free Withdrawal Amount. The charge is calculated as 2% of the IPR Guaranteed Amount that exceeds the IPR Free Withdrawal
Amount.
CHARGES AND DEDUCTIONS - Transaction Expenses
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your
Policy Data Page for information about the specific fees you will pay each year based on the options you have elected. The fees and expenses do not reflect any Advisory Fees paid to the Investment
Adviser from your policy’s Accumulation Value. If such fees were reflected, the fees and expenses disclosed below would be higher.
CHARGES AND DEDUCTIONS - Annual Policy Expenses; Annual Portfolio Expenses; Optional Benefit Expenses

ANNUAL FEE	MINIMUM	MAXIMUM
Base contract[1]	0.30%	0.40%	CHARGES AND DEDUCTIONS – Annual Policy Expenses
Investment options (Portfolio fees and expenses)[2]	0.39%	1.60%	CHARGES AND DEDUCTIONS – Annual Portfolio Expenses
Optional benefits available for an additional charge (for a single optional benefit, if elected)[3]	0.25%	0.70%[4]	CHARGES AND DEDUCTIONS – Optional Benefit Expenses

1 As a percentage of Accumulation Value
2 As a percentage of average net Portfolio assets. The range in fees and expenses is for the year ended December 31, 2021 and will change from year to year.
[3] The minimum fee reflects the current charge for the ADBR, calculated as an annualized percentage of the amount guaranteed under the
ADBR. The maximum fee reflects the current charge for the IPR, calculated as a percentage of the amount guaranteed under the IPR.
4 If you elect the IPR and cancel it, take a withdrawal in excess of the
IPR Free Withdrawal Amount or surrender the policy within the first three Policy Years, the IPR Termination and Withdrawal Charge could substantially increase costs.

Because your policy is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your policy, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the policy.

LOWEST ANNUAL COST: $762.50	HIGHEST ANNUAL COST $2,510.41

Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of
Base Contract Charges and
Portfolio fees and expenses
•No optional benefits
•No sales charges or Advisory
Fees
•No additional purchase
payments, transfers or
withdrawals

Assumes:
•Investment of $100,000
•5% annual appreciation
•Most expensive combination of
Base Contract Charges,
optional benefits, and Portfolio
fees and expenses
•No sales charges or Advisory
Fees
•No additional purchase
payments, transfers or
withdrawals

	RISKS	LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in this policy.	PRINCIPAL RISKS
Not a Short-Term Investment
This policy is not designed for short-term investing and may not be appropriate for an investor who readily needs access to cash. The benefits of tax deferral and living benefit protections also mean the policy is more beneficial to investors with a long time horizon. If you elect the IPR, you will not receive a benefit under the rider unless you hold the policy for at least the specified Holding Period applicable to the rider. Moreover, if you withdraw more than the IPR Free Withdrawal
Amount (not including withdrawals to pay Advisory Fees) within the first three Policy Years, you will incur an IPR Termination and Withdrawal
Charge, which could substantially increase your costs under the Policy.
PRINCIPAL RISKS

Risks Associated with Investment Options
•An investment in this policy is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options you choose and the crediting rate of the
DCA Advantage Account.
•Each investment option and the DCA Advantage Account has its own unique risks.
•You should review the prospectuses for the available Portfolios and the description in this prospectus of the DCA Advantage Account before making an investment decision.
PRINCIPAL RISKS
Insurance Company Risks
An investment in the policy is subject to the risks related to NYLIAC, including that any obligations, including with respect to the DCA
Advantage Account, guarantees, and benefits of the policy are subject to the claims-paying ability of NYLIAC. If NYLIAC experiences financial distress, it may not be able to meet its obligations to you. More information about NYLIAC is available upon request from NYLIAC by calling 1-800-598-2019.
PRINCIPAL RISKS
	RESTRICTIONS	LOCATION IN PROSPECTUS
Investments
•We limit the number of Investment Divisions you may choose. You may allocate premium payments to up to 18 separate Investment
Divisions.
•If you elect the IPR, your investment options will be limited to those permitted by the rider. See APPENDIX 1B and 1C.
•We reserve the right to charge $30 for each transfer when you transfer money between Investment Divisions in excess of 25 times in a Policy Year.
•We reserve the right to limit transfers in circumstances of frequent transfers or to prevent market timing.
•We reserve the right to remove, close or substitute Portfolios as investment options that are available under the policy.
THE POLICIES—Policy Application and Premium Payments; Transfers; Limits on Transfers NYLIAC AND THE SEPARATE ACCOUNT— Additions, Deletions, or Substitutions of Investments
Optional Benefits
•If you elect certain optional benefits, you can only make premium payments during your first Policy Year or after the rider holding period end date.
•Certain optional benefits limit or restrict the investment options you may select under the policy. We may change these restrictions in the future.
•Certain optional benefits may limit withdrawals or other rights under the policy.
•Under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal.
•You are required to have a minimum Accumulation Value for some optional benefits.
•Some optional benefits cannot be cancelled without surrendering your policy.

THE
POLICIES—Policy
Application and
Premium Payments
DESCRIPTION OF
BENEFITS—
Investment
Preservation Rider
– Advisory; Annual
Death Benefit Reset
Rider; Automatic
Asset Reallocation;
and Dollar Cost
Averaging
Programs

	TAXES	LOCATION IN PROSPECTUS
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in, withdrawals from and surrenders of this policy, including withdrawals to pay Advisory Fees.
•If you purchase the policy through a tax-qualified plan or individual retirement account (IRA), such plan or IRA already provides tax deferral under the Code and there are fees and charges in an annuity that may not be included in such other investments. Therefore, the tax deferral of the annuity does not provide additional benefits.
•Premiums that are made on a pre-tax basis as well as earnings on your policy are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a 10% penalty tax if you take a withdrawal before age 59 ½.
FEDERAL TAX MATTERS
	CONFLICTS OF INTEREST	LOCATION IN PROSPECTUS
Investment Professional Compensation
After you purchase the policy, the Investment Adviser will receive compensation in the form of Advisory Fees, some of which the
Investment Adviser will pay to your investment adviser representative.
Your investment adviser representative will also receive other compensation provided by NYLIAC. Given that a recommendation of this policy allows your investment adviser representative to earn other forms of compensation which may not be available in connection with other investments, the Investment Adviser and your investment adviser representative may have a financial incentive to offer or recommend this policy over other investments.
DISTRIBUTION AND COMPENSATION ARRANGEMENTS
Exchanges
Your investment adviser representative may have a financial incentive to offer you a new policy in place of the one you own because an exchange will result in compensation for the Investment Adviser in the form of Advisory Fees, some of which will be paid to your investment adviser representative. Your investment adviser representative will also receive other compensation provided by NYLIAC. You should only consider exchanging your policy if you determine, after comparing the features, fees, and risks of both policies, that it is in your best interest to purchase the new policy rather than continue to own your existing policy.
THE POLICIES - Tax -Free Section 1035 Exchanges

Overview Of The Policy

Q.
What is this policy, and what is it designed to do?
A.
The New York Life Premier Advisory Variable Annuity is designed to assist individuals with their long-term retirement planning or other long-term needs through investments in a variety of Allocation Options during an accumulation (savings) phase of the policy. The policy also offers death benefits to protect your designated beneficiaries. You can also elect to supplement your retirement income by converting your Accumulation Value into a stream of Income Payments (sometimes called annuity payments). This policy may be appropriate if you have a long investment time horizon. It is not intended for people who may need to make early or frequent withdrawals or intend to engage in frequent trading in the Portfolios.

This policy is intended to be purchased by policy owners who have engaged the Investment Adviser to provide ongoing investment advisory services for an Advisory Fee. The Advisory Fee is covered in a separate agreement between you and the Investment Adviser and is separate from, and in addition to, the policy’s fees and expenses described in this prospectus.
Q.
How do I accumulate assets in the policy and receive income from the policy?
A.
Your policy has two phases:
•
the accumulation (savings) phase, when you make premium payments to us, and
•
the annuity (income) phase, when we make Income Payments to you.
Accumulation (Savings) Phase
During the accumulation (savings) phase of the policy, you can invest your premium payments in:
•
a variety of Investment Divisions (you may choose up to 18). Each Investment Division invests in a corresponding (mutual fund) Portfolio, each of which has its own investment strategies, investment adviser(s), expense ratios, and returns. A list of Portfolios is provided in APPENDIX 1A: Portfolios Available Under the Policy; and
•
a DCA Advantage Account, which transfers amounts automatically to the Investment Divisions you choose in six monthly increments and pays you interest on amounts remaining in the DCA Advantage Account.
Annuity (Income) Phase
You can elect to annuitize your policy and turn your Accumulation Value into a fixed stream of Income Payments (sometimes called annuity payments) from NYLIAC. If you do that, payments will be made over the life of the Annuitant(s) and are guaranteed for 10 years, even if the Annuitant dies sooner. This is called the Life Income – Guaranteed Period Payment Option. We may offer other options, at our discretion, where permitted by state law. We do not currently offer variable Income Payment options.
Please note that when you annuitize your policy, your Accumulation Value will be converted to Income Payments and you may no longer withdraw money at will from your policy. However, you may elect partial annuitization and apply a portion of your Accumulation Value towards one of the Income Payment options we may offer, while the remainder of the policy can remain invested in your Allocation Options and will continue to provide the opportunity to accumulate Accumulation Value on a tax-deferred basis. All benefits (including guaranteed minimum death benefits and living benefits) terminate when you annuitize your entire Accumulation Value.
Q.
What are the policy’s primary features and options?
A.
Accessing your money. Until you annuitize (begin Income Payments), you have full access to your money. You can choose to withdraw part or all of your Accumulation Value at any time (through partial withdrawals, periodic partial withdrawals, or surrendering the policy). See “ANNUITY PAYMENTS (THE INCOME PHASE)—Annuity Commencement Date.” However, if you purchase the IPR and withdraw more than the IPR Free Withdrawal Amount in a given Policy Year during the first three Policy Years, an IPR Termination and Withdrawal Charge will be deducted from your Accumulation Value. See “CHARGES AND DEDUCTIONS—Transaction Expenses—IPR Termination and Withdrawal Charge.”

Tax treatment. Your premium payments accumulate on a tax-deferred basis. This means your earnings are not taxed until you take money out of your policy, such as when (1) you make a withdrawal; (2) you receive an Income Payment from the policy; or (3) upon payment of a death benefit.
Death benefits. Your policy includes a Standard Death Benefit that will pay your designated beneficiary(ies) the greater of: (i) the Accumulation Value, or (ii) the Return of Premium Death Benefit. If you die before moving to the income phase, the person(s) you have chosen as your beneficiary(ies) will receive the Standard Death Benefit. For an additional fee, you can also purchase the Annual Death Benefit Reset Rider or the IPR that provides additional death benefits. These riders may increase the amount of money payable to your designated beneficiaries upon your death. These riders are only available when you apply(ied) for your policy.
Optional benefits that occur during your lifetime. For an additional fee, you can purchase the IPR at the time of application that protects your investment from declining markets, for a specified Holding Period.
Automatic asset rebalancing and dollar cost averaging. At no additional charge, you may select automatic asset rebalancing, which automatically rebalances your value in the Investment Divisions to maintain your chosen percentage allocation. Also, at no additional charge, you may select either (i) traditional dollar cost averaging, which automatically transfers a specific amount of money from any Investment Division to any combination of Investment Divisions, or (ii) the DCA Advantage Account, which is an Allocation Option that transfers amounts automatically to the Investment Divisions you choose in up to six monthly increments and pays you interest on amounts remaining in the account. (You may not elect traditional dollar cost averaging if you have elected automatic asset rebalancing).
Electronic Delivery. You may elect to receive electronic delivery of current prospectuses related to this policy, as well as other policy-related documents.
Q.
How is my Policy impacted by the deduction of Advisory Fees?
A.
Currently, we require you to deduct Advisory Fees directly from your Accumulation Value. The Advisory Fees are in addition to fees and expenses disclosed in this prospectus. Any withdrawal taken from this policy, including withdrawals to pay Advisory Fees, may reduce your death benefit and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. We will, however, treat Advisory Fee payments as an expense of the policy and not a taxable withdrawal if (1) your policy is a Qualified Policy, or (2) your policy is a Non-Qualified Policy and you meet certain requirements specified in a series of recent IRS private letter rulings. (See FEDERAL TAX MATTERS – Payment of Investment Advisory Fees”). Any withdrawal from your Accumulation Value to pay your Advisory Fees will reduce your Accumulation Value on a dollar-for-dollar basis by the amount withdrawn. These deductions will impact the benefits provided under your policy as described below:

Standard Death Benefit: The death benefit that comes standard with this policy is the higher of either:
(a)
your Accumulation Value, or
(b)
the Return of Premium Death Benefit.
Since any deduction to pay Advisory Fees will immediately reduce your Accumulation Value by the amount withdrawn, such deductions will reduce your Standard Death Benefit as calculated in section (a) above. Withdrawals to pay Advisory Fees are not considered a withdrawal for purposes of the Return of Premium Death Benefit in section (b) and will not impact the calculation of that benefit. See “DESCRIPTION OF BENEFITS—The Standard Death Benefit—Death Before Annuity Commencement” for an example of how Advisory Fees may impact the Standard Death Benefit.
Annual Death Benefit Reset Rider: With this rider, we look at your Accumulation Value on each Policy Anniversary. If on that Policy Anniversary, your current Accumulation Value is greater than your guaranteed death benefit on the previous Policy Anniversary, we will automatically reset the minimum value of your death benefit to equal your higher Accumulation Value. To the extent that payment of Advisory Fees from your policy reduces your Accumulation Value, such fees will also reduce the potential for increases in the guaranteed benefits under the rider. See “DESCRIPTION OF BENEFITS—Annual Death Benefit Reset Rider” for an example of how Advisory Fees may impact the benefits payable under the ADBR.

Investment Preservation Rider:
(i)
IPR Guaranteed Amount. This rider protects your investments from loss for a specified holding period. If, after a specified holding period, your Accumulation Value is less than the amount guaranteed by the rider, we will make a one-time increase to your Accumulation Value to make it equal to the guaranteed amount. Withdrawals from your Accumulation Value to pay Advisory Fees do not reduce the amount guaranteed under this rider.
(ii)
IPR Reset. At any point while the IPR is in effect, if your Accumulation Value is greater than the IPR Guaranteed Amount, you can elect to “reset” your rider so that the new guaranteed amount will equal your higher Accumulation Value as of the Policy Anniversary. To the extent that payment of Advisory Fees from your policy reduce your Accumulation Value, such fees will also reduce the potential for increases in the guaranteed amount that could be elected under an IPR Reset. See “DESCRIPTION OF BENEFITS—Investment Preservation Rider - Advisory” for more information about the conditions required for, and consequences of, an IPR Reset. Please consult your investment adviser representative to determine whether an IPR Reset may be appropriate for you.
(iii)
IPR Death Benefit. Payment of Advisory Fees may also impact the amount payable under the IPR Death Benefit. Although withdrawals to pay Advisory Fees do not reduce the amount guaranteed under the rider, to the extent that such withdrawals reduce your Accumulation Value, they may affect the calculation of the death benefit for your beneficiaries. See “DESCRIPTION OF BENEFITS—Investment Preservation Rider - Advisory—Impact of Advisory Fees on the IPR” for examples of how Advisory Fees may impact the IPR Death Benefit.

Table Of Fees And Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, making withdrawals from, or surrendering the policy. Please refer to your Policy Data Page for information about the specific fees you will pay each year based on the options you have elected. The tables do not include any Advisory Fees that will be withdrawn from the policy’s Accumulation Value. If such charges were included, your fees and expenses would be higher.
The first table describes the fees and expenses that you will pay at the time that you buy the policy, or transfer Accumulation Value between investment options. State premium taxes may also be deducted.
Transaction Expenses
Other Transaction Charges	Guaranteed Maximum Charge	Current Charge
Transfer Fee (charged for transfers in excess of 25 in a policy year)	$30	$0
Payments Returned for Insufficient Funds	$20	$0
IPR Termination and Withdrawal Charge (calculated as a percentage of the IPR Guaranteed Amount that exceeds the IPR Free Withdrawal Amount)*	2.0%	2.0%
*
Applies during the first three Policy Years and is assessed if the policy owner (i) cancels the IPR; (ii) surrenders the policy; and/or (iii) takes a partial withdrawal in excess of the IPR Free Withdrawal Amount.
The next table describes the fees and expenses that you will pay each year during the time that you own the policy (not including Portfolio fees and expenses or Advisory Fees). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.
Annual Policy Expenses
Base Policy Charges (Without Optional Benefits)
	Guaranteed Maximum Charge	Current Charge
Base Contract Charges[1]	0.40%	0.40%
1
As an annualized percentage of daily Variable Accumulation Value. This charge is reduced to 0.35% if, on a Policy Monthly Anniversary, your Accumulation Value is greater than or equal to $500,000 but less than $1,000,000 and 0.30% if your Accumulation Value is greater than or equal to $1,000,000. This charge will be remain in effect until the subsequent Policy Monthly Anniversary. See “CHARGES AND DEDUCTIONS- Annual Policy Expenses - Base Contract Charges” for additional information.
Optional Benefit Expenses
The following table applies to Optional Benefits currently available for purchase:
		Guaranteed Maximum Charge	Current Charge
Annual Charge for the IPR (calculated as an annualized percentage of the IPR Guaranteed Amount, deducted on a quarterly basis)	10 Year Holding Period	2.00%	0.70%
	12 Year Holding Period	1.50%	0.70%
	13 Year Holding Period	1.50%	0.60%
	14 Year Holding Period	1.50%	0.55%
	15 Year Holding Period	1.50%	0.50%

Annual Death Benefit Reset Rider (ADBR) Charge (calculated as an annualized percentage of the ADBR Reset Value as of the last Policy Anniversary (or as of the Policy Date if within the first Policy Year), deducted on a quarterly basis).	1.00%	0.25%
The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the policy. The expenses may be higher or lower in the future. A complete list of Portfolios available under the policy, including their annual expenses, may be found in APPENDIX 1A.
Annual Portfolio Expenses
	Minimum	Maximum
Expenses that are deducted from the Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses.[1]
Before fee waivers and expense reimbursements	0.39%	1.60%
After fee waivers and expense reimbursements[2]	0.28%	1.39%
1
Shown as a percentage of average net assets for the fiscal year ended December 31, 2021.
2
Fee waivers and expense reimbursements are expected to continue through April 30, 2023 and may be terminated at any time thereafter at the option of the Portfolio company.
Examples
The table below is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include transaction expenses, annual policy expenses and Annual Portfolio Expenses. The Examples do not include the Advisory Fees that you withdraw from your Accumulation Value to pay the Investment Adviser. If such fees were reflected, your fees and expenses would be higher.
The Examples assume that you invest $100,000 in the policy for the time periods indicated. The Examples also assume that your investment has a 5% return each year, and assumes the most expensive combination of Base Contract Charges, Annual Portfolio Expenses and optional benefits available for an additional charge*. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
	Years
	1 yr	3 yr	5 yr	10 yr
If you surrender your policy at the end of the applicable time period:	$4,650.00	$10,888.69	$15,720.56	$32,714.83
If you annuitize at the end of the applicable time period:	$4,650.00	$9,288.69	$15,720.56	$32,714.83
If you do not surrender your policy:	$3,050.00	$9,288.69	$15,720.56	$32,714.83
* Assumes you have elected both the IPR with a 10-year Holding Period and the ADBR.

Principal Risks

This section is intended to summarize the principal risks of investing in the policy.
Poor Investment Performance. You can lose money by investing in this policy, including loss of principal. An investment in this policy is subject to the risk of poor investment performance and can vary depending on the performance of the Allocation Options chosen. You bear the risk of any decline in your policy’s value resulting from the performance of the Portfolios you have chosen. Amounts allocated to a Portfolio are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Portfolios’ investments. Each investment option has its own unique risks. For more information about the risks of investing in a particular Portfolio, see that Portfolio's prospectus which can be found online at https://dfinview.com/NewYorkLife/TAHD/premieradvisory. You can also request this information at no cost by calling your investment adviser representative, contacting NYLIAC at 1-800-598-2019 or by sending an email request to PremierAdvisoryProspectus@newyorklife.com. You should review the prospectuses for the available Portfolios before making an investment decision.
Liquidity Risk. This policy is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash. If you need to make early or excess withdrawals, they could substantially reduce or even terminate the benefits available under the policy. There may be adverse tax consequences if you make early withdrawals under the policy. In addition, if you purchase the IPR, you may be subject to an IPR Termination and Withdrawal Charge if you make withdrawals in excess of the IPR Free Withdrawal Amount in the first three Policy Years. The benefits of tax deferral and the policy’s living benefit protections also mean the policy is better for investors with a long time horizon.
Conditions to Policy Benefits. Certain benefits under the policy are contingent on several conditions being met. If those conditions are not met you may not realize a benefit from the policy or the optional benefits for which you have been charged a fee. For example:
•
You may need to take early or excess withdrawals which have the potential to substantially reduce the Standard Death Benefit available under the policy. Withdrawals (excluding withdrawals to pay Advisory Fees), could reduce the value of the Standard Death Benefit by more than the dollar amount of the withdrawal.
•
The IPR requires that you hold the policy for a certain number of years (the Holding Period). If you surrender your policy before the Holding Period is over, you will not receive a benefit under the rider, and you will be assessed an IPR Termination and Withdrawal Charge if the surrender occurs within the first three Policy Years, which can significantly increase your costs under the policy. If you take withdrawals during the Holding Period (not including withdrawals to pay Advisory Fees), the benefit provided by the IPR will be reduced proportionally by any such withdrawals, even if such withdrawals are within the IPR Free Withdrawal Amount. If your Accumulation Value is less than the IPR Guaranteed Amount at the time the withdrawal is requested, the reduction in your Guaranteed Amount will be greater than the dollar amount withdrawn. Please note that such withdrawals will also be subject to an IPR Termination and Withdrawal Charge if they are made within the first three Policy Years and exceed the IPR Free Withdrawal Amount. Accordingly, under certain circumstances, a withdrawal could reduce the value of the IPR Guaranteed Amount by more than the dollar amount of the withdrawal and you may have to pay an extra charge for it. See “CHARGES AND DEDUCTIONS—Transaction Expenses—IPR Termination and Withdrawal Charge” for an example demonstrating when such circumstances could occur.

In addition, if you purchase the IPR, you will only be allowed to allocate your premium payments to certain Allocation Options and the DCA Advantage Account, or you will be limited in the amount you can allocate to the Investment Divisions (based on certain thresholds for Asset Allocation Categories); and
•
The Annual Death Benefit Reset Rider only provides a benefit if your policy value increases over time. In addition, withdrawals (excluding withdrawals to pay Advisory Fees) will reduce the value of the benefits in proportion to the amount of the withdrawal relative to the total policy value at the time of the withdrawal. If your Accumulation Value is less than the amount guaranteed by the ADBR at the time the withdrawal is requested, the reduction in the death benefit guaranteed by the rider will be greater than the dollar amount withdrawn.
Alternatives to the Policy. Other policies or investments may provide more favorable returns or benefits than the policy and may have lower fees and expenses. This policy may not be appropriate for investors who do not wish to have ongoing investment advice and monitoring services from the Investment Adviser.

Investment Restrictions. We limit the number of Investment Divisions you may choose. You may allocate premium payments to up to 18 separate Investment Divisions, as well as the DCA Advantage Account.
We reserve the right to limit transfers, and we reserve the right to charge $30 for each transfer when you transfer money to or from the Investment Divisions more than 25 times in a Policy Year. We also reserve the right to terminate certain policy features such as dollar cost averaging and automatic asset rebalancing.
We may impose limits on the minimum and maximum amounts that you may invest in the policy or other transaction limits that may limit your use of the policy.
In addition, we reserve the right to remove Investment Divisions or substitute Portfolios as investment options that are available under the policy.
If you elect the IPR, there are restrictions that limit the investments that you may choose. Amounts invested in accordance with those restrictions may earn a return that is less than the return you might have earned on those amounts in other Investment Divisions had you not been subject to any investment restrictions. See APPENDIX 1B and 1C for a list of the investment options available with the IPR.
Potentially Harmful Transfer Activity. This policy is not designed as a vehicle for market timing. Accordingly, your ability to make transfers among the Investment Divisions under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners. We have limitations and restrictions on transfer activity, which we apply to all owners of the policy without exception. (See “THE POLICIES–Limits on Transfers” for more information.) We cannot guarantee that these limitations and restrictions will be effective in detecting and preventing all transfer activity that could potentially disadvantage or hurt the rights or interests of other policyowners. Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:
•
Portfolio management decisions driven by the need to maintain higher than normal liquidity or the inability to sustain an investment objective;
•
Increased administrative and Fund brokerage expenses; and/or
•
Dilution of the interests of long-term investors.
A Portfolio may reject any order from us if it suspects potentially harmful transfer activity, thereby preventing us from implementing your Request for a transfer. (See “THE POLICIES–Limits on Transfers” for more information on the risks of frequent trading.)
Fees and Charges. Deduction of policy fees and charges (including withdrawals to pay Advisory Fees), and optional benefit fees, may result in loss of principal. We reserve the right to increase the fees and charges under the policy and optional benefits up to the maximum guaranteed fees and charges stated on your Policy Data Page.
DCA Advantage Account Rates. The crediting rate that we declare for the DCA Advantage Account may be lower than what you would find acceptable. In addition, your investment adviser representative will charge you an Advisory Fee with respect to assets allocated to the DCA Advantage Account. Such fees will effectively reduce the amount of interest you earn on such amounts.
Adverse Tax Consequences. There are a number of tax risks that may arise in connection with purchasing the policy. These risks include: (1) the possibility that the Internal Revenue Service (“IRS”) may interpret the rules that apply to variable annuities in a manner that could result in you being treated as the owner of your policy’s pro rata portion of the assets of the Separate Account; (2) the possibility that the IRS may take the position that the policy does not qualify as an annuity for federal tax purposes resulting in the loss of favorable tax treatment accorded your policy; and (3) the possibility of a change in the present federal income tax laws that apply to your policy, or of the current interpretations by the IRS, which may change from time to time without notice, and could have retroactive effects regardless of the date of enactment or publication, as the case may be.
Currently, we require you to pay Advisory Fees directly from your policy’s Accumulation Value. This Advisory Fee is in addition to policy fees and expenses described in this prospectus. These withdrawals will reduce your Accumulation Value by the amount withdrawn, may reduce your Standard Death Benefit and other optional benefits, and although we do not consider them to be taxable withdrawals, the IRS and state taxing authorities could disagree and these withdrawals may be subject to federal and state income taxes and a 10% federal penalty tax. See “FEDERAL TAX MATTERS—Payment of Investment Advisory Fees” for more information.
Insurance Company Risks. Any obligations, guarantees, and benefits of the policy are subject to the claims-paying ability of NYLIAC. If NYLIAC experiences financial distress, it may not be able to meet its obligations to you. More information about NYLIAC is available upon request from NYLIAC by calling 1-800-598-2019.
Risks Affecting our Administration of Your Policy. NYLIAC’s business activity and operations, and/or the activities and operations of our service providers and business partners, are subject to certain risks, including, those resulting from information systems failures, cyberattack/ransomware, or current or future outbreaks of infectious diseases, viruses (including COVID-19), epidemics or pandemics (“serious infectious disease outbreaks”). These risks are common to all insurers and financial service providers and may materially impact our ability to administer the policy (and to keep policyowner information confidential). (See the SAI ”ADDITIONAL INFORMATION ABOUT RISKS (Non-Principal Risks)” for more information.)

Contacting NYLIAC

Where do I send written service requests?
Certain service requests, including but not limited to death benefit claims and surrenders, are required to be in writing.
All written service requests (except for subsequent premium payments ) must be sent by you or by your investment adviser representative to the NYLIAC Variable Products Service Center (“VPSC”) at one of the following addresses:
	Regular Mail	Express Mail
	NYLIAC Variable Products Service Center Madison Square Station P.O. Box 922 New York, NY 10159	NYLIAC Variable Products Service Center 51 Madison Avenue Floor 3B, Room 0304 New York, NY 10010
Death Claim forms may also be submitted to	Regular Mail	Express Mail
	New York Life P.O. Box 130539 Dallas, TX 75313–0539	New York Life 4849 Greenville Ave., STE 700 Dallas, TX 75206
Subsequent premium payments should be sent to the VPSC at one of the following addresses (acceptance of subsequent premium payments is subject to our Sales Standards):
	Regular Mail	Express Mail
Subsequent Premium Payments	NYLIAC 75 Remittance Drive Suite 3021 Chicago, IL 60675–3021	NYLIAC, Suite 3021 c/o The Northern Trust Bank 350 North Orleans Street Receipt & Dispatch, 8th Floor Chicago, IL 60654
Written service requests will be effective as of the Business Day they are received in Good Order at the VPSC at one of the addresses listed above.
Faxed and e-mailed requests are not currently accepted, however, we reserve the right to accept them at our discretion. All service requests must be in Good Order. Please review all service request forms carefully and provide all required information that is applicable to the transaction. If your request is not in Good Order, we will not process it. We will make every reasonable attempt to notify you in writing of this situation. It is important that you inform NYLIAC of an address change so that you can receive important policy statements and other information.
How do I contact NYLIAC by Telephone or Online?
Please contact your investment adviser representative prior to taking any action on your policy. If, however, you would like to contact NYLIAC by telephone or online, you may do so in the following ways:
a. By Telephone:
Certain service requests, including but not limited to obtaining current unit values may be made by telephone. You may reach our customer service representatives at 1-800-598-2019 on Business Days between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time).
b. Online:
Certain service requests may be made online. For online requests please visit www.newyorklife.com and enter your user name and password. (See “THE POLICIES—Online Service at www.newyorklife.com.”)

We make online services available at our discretion. In addition, availability of online services may be interrupted temporarily at certain times. We do not assume responsibility for any loss if the online service should become unavailable. E-mail inquiries that are non-transactional may be sent through www.newyorklife.com once they have passed all security protocols to identify the policyowner.
NYLIAC is not liable for any loss, cost or expense for action on instructions from authorized third parties (including your investment adviser representative) which are believed to be genuine in accordance with our procedures. (See “THE POLICIES—Third Party and Investment Adviser Actions”). You are responsible for and bear the consequence of their instructions and other actions, including exceeding any limits on transfers, taken by parties acting on your behalf. Transfer requests received after the close of regular trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time, or received on a non-Business Day, will be priced as of the next Business Day. Please note that any self-directed Portfolio changes made by you may result in termination of your investment advisory agreement with Eagle. Please consult your investment adviser representative prior to making any changes to your investment allocations.
NYLIAC And The Separate Account

New York Life Insurance and Annuity Corporation
The obligations under the policies (including DCA Advantage Account obligations, death benefits, living benefits, or other benefits available under the policy) are obligations of NYLIAC and are subject to NYLIAC’s claims-paying ability and financial strength. NYLIAC’s business address is 51 Madison Avenue, New York, NY 10010.
The Separate Account
The Separate Account is a segregated asset account we established to receive and invest premium payments paid under the policies and allocated to the Investment Divisions. The Investment Divisions, in turn, purchase shares of Portfolios.
Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from our other assets. The Separate Account’s assets may not be used to pay any liabilities of NYLIAC (other than those arising from the policies). The income, capital gains and capital losses, credited to or charged against the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of NYLIAC’s other assets. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the DCA Advantage Account and any other separate account of NYLIAC.
NYLIAC is obligated to pay all amounts promised to investors under the policies.
The Separate Account is divided into Investment Divisions. Premium payments allocated to the Investment Divisions are invested solely in the corresponding Portfolios of the relevant Fund. The Portfolios in which the Investment Divisions currently invest are listed in APPENDIX 1A of this Prospectus.
The Portfolios
The assets of each Portfolio are separate from the others, and each Portfolio has different investment objectives and policies. As a result, each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this Prospectus are different from portfolios that may have similar names but are available directly to the general public. The funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but the investment performance may not be the same.
We offer no assurance that any of the Portfolios will attain their respective stated objectives.
The Portfolios also may make their shares available to certain other separate accounts funding variable life insurance policies offered by NYLIAC. This is called “mixed funding.” The Portfolios also may make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called “shared funding.” Although we do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various policies participating in a certain Portfolio might at some time be in conflict. In the event that any material conflicts arise from the use of the Portfolios for mixed and shared funding, we could be required to withdraw from a Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Portfolio prospectus.
The Portfolios offered through this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the Mainstay VP Funds Trust and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Portfolio, the Portfolio’s investment adviser, or its distributor.
We may receive payments or compensation from the Portfolios or their investment advisers, or from other service providers of the Portfolios (who may be affiliates of NYLIAC) in connection with administration, distribution, and other services we provide with respect to the Portfolios and their availability through the policies. These payments may be derived, in whole or in part, from the advisory fee charged by the Portfolio and deducted from Portfolio assets and/or from “Rule 12b-1” fees charged by the Portfolio and deducted from Portfolio assets. These payments are also a factor in our selection of Portfolios. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in promoting, marketing, and administering the policies, and in its role as an intermediary of the Portfolios. Policyowners, through their indirect investment in the Portfolios, bear the costs of these fees.
The amounts we receive may be substantial, may vary by Portfolio, and may depend on how much policy value is invested in the particular Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, we receive payments or revenue under various arrangements in amounts up to 0.35% annually of the aggregate net asset value of the shares of some of the Portfolios held by the Investment Divisions. We also receive compensation under various 12b-1 distribution services arrangements in amounts up to 0.25% annually of the aggregate net asset value of the shares of some of the Portfolios held by the Investment Divisions.
The Portfolios, along with their respective name, type (e.g., large cap equity fund, bond fund, asset allocation fund), investment adviser (and any sub-adviser(s)), current expenses, and performance are listed in APPENDIX 1A. More detailed information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at https://dfinview.com/NewYorkLife/TAHD/premieradvisory. You can also request this information at no cost by contacting your investment adviser representative, calling the VPSC at 1-800-598-2019 or by sending an email with your name and mailing address to PremierAdvisoryProspectus@newyorklife.com. You should read the Portfolios’ prospectuses before deciding how to allocate premium payments to an Investment Division corresponding to a Portfolio.
NYLIAC does not provide investment advice and does not recommend or endorse any Portfolios. NYLIAC is not responsible for choosing the Investment Divisions or the amounts allocated to each. You, together with your investment adviser representative, are responsible for determining that these decisions are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. You bear the risk of any decline in the value of your policy resulting from the performance of the Portfolios you or your investment adviser representative have chosen.
You should consult with your investment adviser representative to determine which combination of investment options is most appropriate for you, and periodically review your choices.
Certain portfolios, generally referred to as “funds of funds” or “master–feeder arrangements,” may invest all or substantially all their assets in portfolios of other funds. In such case, you will indirectly pay fees and expenses at both portfolio levels, which would reduce your investment return.
Hedging strategies may be employed by certain portfolios to attempt to provide downside protection during sharp downward movements in equity markets. The cost of these strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios.
So–called “alternative” investment strategies may also be used by certain portfolios, which may involve non–traditional asset classes. These alternative investment strategies may be riskier than more traditional investment strategies and may involve leverage or use complex hedging techniques, such as options and derivatives. These may offer potential diversification benefits beyond traditional investment strategies.

Investment decisions should be based on a thorough investigation of all the information regarding the Portfolios that are available to you, including each Portfolio’s prospectus, statement of additional information, and annual and semi–annual reports. Other sources, such as the Fund’s website, provide more current information, including information about any regulatory actions or investigations relating to a Fund or Portfolio. After you select Portfolios for your initial premium, you and your investment adviser representative should monitor and periodically re–evaluate your allocations to determine if they are still appropriate.
Money Market Fund Fees and Gates
The SEC has adopted rules that provide that all money market funds can impose liquidity fees and/or suspend redemptions under certain circumstances. The liquidity fees can be up to 2% of the amount redeemed, and the suspensions of redemptions (redemption “gates”) can last for ten (10) Business Days. Money market funds can impose these fees and gates (which could be applied to all policy transfers, surrenders, withdrawals and benefit payments from that portfolio) based on the liquidity of the fund’s assets and other factors.
All types of money market funds can impose these fees and gates, but government money market funds (that invest at least 99.5% of their assets in cash, U.S. government securities and/or repurchase agreements that are secured by cash or government securities) are less likely to impose fees and gates. Nevertheless, there remains a possibility that a government money market fund such as the MainStay VP U.S. Government Money Market Portfolio could impose such fees and gates, which could be applied to all policy transfers, surrenders, withdrawals and benefit payments from the portfolio.
Executive Order 13974 – Investments in Communist Chinese Defense and Surveillance Companies
A June 2021 Executive Order generally prohibits transactions in investments (including derivatives) that provide exposure to Communist Chinese defense and related material sector and surveillance technology sector companies (“covered securities”). This order extended and expanded the prohibition that was first established in Executive Order 13959 issued in November 2020. The prohibition applies to mutual funds, and therefore applies to investments by the mutual fund portfolios offered in the Investment Divisions in the Policy. NYLIAC has received assurances from the Funds that they will comply with that Executive Order. The restrictions therefore prevent the Funds from making investments in covered securities.
In addition to the prohibition on new investments, the Executive Order also requires that investments already held in covered securities be divested by June 3, 2022 or 365 days after the date such security is determined to be a covered security. Accordingly, if a Fund does not completely divest of any covered securities, then it is possible that we could not allow contract owners to make any new investment in that Fund (by premium allocation or transfer), and we could even require that contract owners move any Cash Value they have in that Fund out of that Fund. We will notify you if we take either of those actions.
The Franklin Templeton Model Portfolios – Conflicts of Interest
The Franklin Templeton Model Portfolio Funds (the “Model Portfolios”) were created on our behalf by an unaffiliated third-party investment manager, Legg Mason Partners Fund Advisor, LLC (“LMPFA”). LMPFA, an indirect wholly-owned, subsidiary of Franklin Resources, Inc., created the Model Portfolios for the exclusive use of NYLIAC’s variable annuity and variable life insurance policyowners. Each Model Portfolio, itself an eligible Portfolio, will actively invest in multiple other funds of various asset classes and strategies (the “Underlying Funds”), to seek to achieve a different investment objective depending on the risk tolerance for the particular Model Portfolio.
The Underlying Funds available to the Model Portfolios for investment are comprised primarily of the initial class or similar shares of the Portfolios available under your policy (except for (i) Portfolios that are themselves, funds of funds, and (ii) Portfolios that did not agree to sell their shares to the Model Portfolios). However, the Model Portfolios may also invest in noninsurance-dedicated mutual funds and ETFs.
LMPFA’s affiliated subadviser, Franklin Advisers, Inc. (“Franklin Advisers”), selected the initial composition of each Model Portfolio. Thereafter, Franklin Advisers manages the Model Portfolios, evaluating assets on a frequent basis and making changes to the investments of the Model Portfolios as deemed necessary. To the extent that NYLIAC adds, deletes, closes or substitutes the Portfolios available under your policy, the composition of the Underlying Funds available to the Model Portfolios for investment will likewise change. LMPFA and Franklin Advisers have sole discretion relating to investment by the Model Portfolios in the Underlying Funds. Neither NYLIAC, nor its parent company, affiliates, or subsidiaries have input into the investment decisions of LMPFA and/or Franklin Advisers. For additional information regarding the risks of investing in a Model Portfolio, see that Model Portfolio's prospectus.
For providing certain administrative support to LMPFA and Franklin Advisers, Franklin Distributors, LLC, the distributor of the Model Portfolios, compensates NYLIAC based on the aggregate net asset value of the shares of the Model Portfolios held by the Separate Account and other NYLIAC separate accounts (the “NYLIAC Separate Accounts”). NYLIAC also receives Rule 12b-1 fees, which are deducted from the assets of certain share classes of the Model Portfolios. For administrative services that NYLIAC performs with respect to NYLIAC Separate Account assets invested in the Model Portfolios and allocated to the Underlying Funds, NYLIAC receives compensation from the Underlying Funds or their investment advisers, or from other service providers of the Underlying Funds based on the aggregate net asset value of the Underlying Fund shares held by the Model Portfolios and attributable to investment by the NYLIAC Separate Accounts. The fees paid by the Underlying Funds for such services are paid at the same annual rate and fee schedule as the fees paid by the Underlying Funds for administrative services with respect to net assets of the Portfolios held directly by the NYLIAC Separate Accounts. (See “NYLIAC AND THE SEPARATE ACCOUNT—The Portfolios” for more information about these payments).
The payments described above are a factor in our selection of the Portfolios, which in turn, are available to the Model Portfolios for investment. Policyowners, through their direct investment in the Model Portfolios and their indirect investment in the Underlying Funds, bear the costs of these fees. However, only LMPFA and Franklin Advisers will determine the portion of the Model Portfolios’ assets, if any, that are invested in particular Underlying Funds. LMPFA and Franklin Advisers receive no payments from the Underlying Funds in connection with an investment by the Model Portfolios (except to the extent described below), nor do they know the terms of the payment arrangements (if any) between the unaffiliated Underlying Funds and NYLIAC.
LMPFA and Franklin Advisers are also subject to competing interests that may influence their investment decisions with respect to the Model Portfolios. For example, LMPFA is the investment manager for both the Model Portfolios and for the ClearBridge Variable Appreciation Portfolio, one of the available Underlying Funds, and receives a management fee from that fund. LMPFA and Franklin Advisers, therefore, have an incentive to allocate a greater portion of a Model Portfolio’s assets to the ClearBridge Variable Appreciation Portfolio rather than to unaffiliated funds.
As noted above, we receive payments or compensation from the Underlying Funds or their investment advisers, or from other service providers of the Underlying Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services that we provide with respect to such Underlying Fund and their availability through the Model Portfolios. The amount of this revenue and how it is computed varies by each Underlying Fund may be significant, and may create conflicts of interest in the selection of the Portfolios that are available to the Model Portfolios for investment.
Additions, Deletions, or Substitutions of Investments
NYLIAC retains the right, subject to any applicable law (including any required regulatory approval), to make additions to, deletions from, or substitutions for the Portfolio shares held by any Investment Division. NYLIAC reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another portfolio of a Fund, or of another registered open-end management investment company.
To the extent required by law, we will not make substitutions of shares attributable to your interest in an Investment Division until you have been notified of the change. This does not prevent the Separate Account from purchasing other securities for other series or classes of policies, or from processing a conversion between series or classes of policies on the basis of requests made by policyowners.
We may establish new Investment Divisions when we determine, in our sole discretion, that marketing, tax, investment, or other conditions so warrant. We will make any new Investment Divisions available to existing policyowners on a basis we determine. We may also eliminate one or more Investment Divisions, if we determine, in our sole discretion, that marketing, tax, investment, or other conditions warrant. Please note that any such changes could affect the performance of your investments.
In the event of any substitution or change in Investment Divisions, NYLIAC may, by appropriate endorsement, change the policies to reflect such substitution or change. We also reserve the right to: (a) operate the Separate

Account as a management company under the Investment Company Act of 1940, (b) deregister it under such Act in the event such registration is no longer required, (c) combine it with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Account as permitted by law.
Reinvestment
We automatically reinvest all dividends and capital gain distributions from Portfolios in shares of the distributing Portfolio at their net asset value on the payable date.
The Policies

This is a flexible premium policy, which means additional premium payments can be made. The policy is issued on the lives of individual Annuitants.
The policies are variable. This means that the Accumulation Value will fluctuate based on the investment experience of the Investment Divisions and the interest credited on the DCA Advantage Account Accumulation Value. NYLIAC does not guarantee the investment performance of the Separate Account or of the Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Portfolios’ investments.
As the Owner of the policy, you have the right to (a) change a revocable Beneficiary, (b) name a new Owner (on Non-Qualified Policies only), (c) receive Income Payments, (d) name a Payee to receive Income Payments, and (e) transfer funds among the Investment Divisions. You cannot lose these rights. However, all rights of ownership cease upon your death. For Inherited IRA policies, Inherited Roth IRA policies and Inherited Non-Qualified policies, ownership changes are not permitted.
The current policyowner of a Non-Qualified Policy (other than an Inherited Non-Qualified policy) has the right to transfer ownership to another person(s) or entity. To transfer ownership, the policyowner must complete our approved “Transfer of Ownership for Advisory Variable Annuity” form in effect at the time of the request. This change, unless otherwise specified by you, will take effect as of the date you signed the form, subject to any payment we made or action we took before we received the form in Good Order. When this change takes effect, all rights of ownership in the Policy will pass to the new Owner. Changing the Owner of the Policy does not change an Annuitant or any Beneficiary. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that becomes the Owner of an existing policy. This means the new policyowner(s) will be required to provide their name, address, date of birth, and other identifying information. To complete a transfer of ownership, the new policyowner(s) may also be required to submit financial and suitability information to conform to our Sales Standards, as well as a new form to authorize the Investment Adviser to act on behalf of the new policyowner(s) and to deduct Advisory Fees from the policy’s Accumulation Value. See “THE POLICIES – Investment Adviser Actions” for more information.
Certain provisions of the policies may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in your state. See your policy for specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy. See also "APPENDIX 2 – State Variations" for specific information that may be applicable for your state.
Qualified and Non-Qualified Policies
We designed the policies primarily for the accumulation of retirement savings, and to provide income at a future date by annuitizing the policy. We issue both Qualified and Non-Qualified Policies. Both types of policies offer tax-deferred accumulation. You may purchase a Non-Qualified Policy to provide for retirement income other than through a tax-qualified plan. You may purchase a Qualified Policy for use with any one of the tax-qualified plans listed below. Other tax-qualified plan types may be made available in the future. For more information, contact your investment adviser representative.

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Section 408 or 408A Individual Retirement Annuities (IRAs), including: Traditional IRAs, Roth IRAs, Inherited IRAs, Inherited Roth IRAs and SIMPLE IRAs.
Please see “FEDERAL TAX MATTERS” for a detailed description of these plans.
If you are considering the purchase of a Qualified Policy or a Non-Qualified Policy to fund another type of tax-qualified retirement plan, such as a plan qualifying under Section 401(a) of the Code, you should be aware that this policy will fund a retirement plan that already provides tax deferral under the Code and an annuity assesses fees and charges that may not be assessed by other types of investments. Therefore, the tax deferral of the annuity does not provide additional benefits. However, this annuity is designed to provide certain payment guarantees and features other than tax deferral, some of which may not be available in other investments. These additional features and benefits include:
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A Standard Death Benefit, as explained in this Prospectus.
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The option for you to receive a guaranteed stream of Income Payments for life after you have owned the policy for one year.
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The flexibility to easily transfer money among Investment Divisions in the annuity managed by different investment managers and to have your investment mix automatically rebalanced periodically.
These features are explained in detail in this Prospectus. You should purchase this annuity with tax-qualified money because of the additional features the annuity provides and not for the tax deferral to which the tax-qualified plan is already entitled. You should consult with your tax or legal adviser to determine if the policy is suitable for your tax qualified plan.
Policy Application and Premium Payments
To purchase a policy, you must complete an application. Your investment adviser representative will submit your application, along with your initial premium payment, to us at one of our service centers. If the application is in Good Order, we will credit the initial premium payment to the Allocation Options you have selected within two Business Days after we receive it. If we cannot credit the initial premium payment within five Business Days after we receive it because the application is not in Good Order, we will contact you and explain the reason for the delay. Unless you consent to NYLIAC’s retaining the initial premium payment and crediting it as soon as the necessary requirements are fulfilled, we will refund the initial premium payment immediately; however, if you paid the initial premium by check, we can delay that refund payment until your check has cleared.
Acceptance of applications is subject to the rules of NYLIAC, NYLIFE Securities and Eagle. We reserve the right to reject any application or initial premium payment. Generally, only one policyowner is named. If we issue a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner. Acceptance of premium payments is subject to our Sales Standards.
You may allocate premium payments in up to 18 of the Investment Divisions as well as the DCA Advantage Account. If in Good Order, we will credit subsequent premium payments to the policy at the close of the Business Day on which they are received by NYLIAC. You may increase or decrease the percentages of the premium payments (which must be in whole number percentages) allocated to each Allocation Option or the DCA Advantage Account at the time a premium payment is made.
In your application, you must authorize NYLIAC to take deduct Advisory Fees from your Accumulation Value to pay your Investment Adviser and investment adviser representative. See “THE POLICIES—Investment Adviser Actions” for more information.
If your application is not in Good Order, we will contact you or your investment adviser representative to get the missing information. We will not issue your policy until your application is in Good Order and you or your investment adviser representative give us complete instructions about how to allocate your premium payment, including information about how to allocate the premium payment among the Allocation Options. We will apply any subsequent premium payments according to the allocation instructions we have on file at the time the premium payment is received.

Unless we permit otherwise, the minimum initial premium payment is $25,000. You may make additional non-scheduled premium payments of at least $2,500 for Qualified Policies and $5,000 for Non-Qualified Policies, or such lower amount as we may permit at any time in connection with a pre-authorized billing arrangement. Additional premium payments will be accepted until the Owners 86th birthday (or, if the policy is jointly owned, the oldest Owners 86th birthday). If the policy is owned by an entity, additional premium payments will be accepted until the Annuitant’s 86th birthday (or, if the policy has joint Annuitants, the oldest Annuitant’s 86th birthday). The currently available methods of payment are direct payments to NYLIAC or any other method agreed to by us. The maximum aggregate amount of premium payments we accept is $1,000,000 without our prior approval. NYLIAC reserves the right to limit the dollar amount of any premium payment. You must allocate a minimum of $2,000 to the DCA Advantage Account.
For Qualified Policies, you may not make premium payments in any Policy Year that exceed the amount permitted by the plan or applicable law. For Inherited IRAs, Inherited Roth IRAs and Inherited Non-Qualified policies, additional premium payments are not permitted.
While the IPR is in effect, you may only make premium payments to your policy in the first Policy Year or after the Holding Period End Date.
Acceptance of subsequent premium payments is subject to our Sales Standards.
Accumulation (Savings) Phase
Crediting of Premium Payments
When you purchase your policy, you tell us how to allocate your premium payments. You can allocate a portion of each premium payment to one or more Investment Divisions or the DCA Advantage Account. The minimum amount that you may allocate to any one Investment Division is $25. The minimum amount that you may allocate to the DCA Advantage Account is $2,000. If you select the DCA Advantage Account, any additional premium payment you make that is $2,000 or more will be allocated automatically to the DCA Advantage Account unless you instruct us otherwise. Any additional premium payment you make that is less than $2,000 will be allocated directly to the Investment Divisions in accordance with the instructions we have on file and will not be allocated to the DCA Advantage Account. (See “THE DCA ADVANTAGE ACCOUNT”). We will allocate additional premium payments to the Investment Divisions and/or the DCA Advantage Account at the close of the Business Day on which they are received by NYLIAC in Good Order.
We will credit amounts that you allocate to an Investment Division, including from a premium payment or transfer, in the form of Accumulation Units. We cancel such Accumulation Units when we remove amounts from that Investment Division, including as a result of a withdrawal, transfer, policy surrender, and certain charges we may deduct, such as rider charges and Advisory Fees. We determine the number of Accumulation Units we credit to a policy or cancel by dividing the dollar amount allocated to or removed from each Investment Division by the Accumulation Unit value for that Investment Division as of the close of the Business Day as of which we are making the credit or removal. The value of an Accumulation Unit will increase or decrease depending on the investment experience of the Portfolio in which the Investment Division invests (including Portfolio expenses), and the deduction of the Base Contract Charge. The number of Accumulation Units we credit to a policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit.
Valuation of Accumulation Units
The value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio (including Portfolio expenses) as well as the deduction of Base Contract Charges. The Statement of Additional Information contains a detailed description of how we determine the Accumulation Unit values.
Tax-Free Section 1035 Exchanges
Subject to certain restrictions, you can make a tax-free exchange under Section 1035 of the Code of all or a portion of one annuity contract, or all of a life insurance policy for an annuity contract. Section 1035 also provides that an annuity contract may be exchanged in a tax-free transaction for a long-term care insurance policy. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the policy described in this Prospectus:
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you might have to pay a withdrawal charge on your previous policy or contract,
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other charges under this policy may be higher (or lower),
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the benefits may be different,
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you will no longer have access to any benefits from your previous policy (or the benefits may be different), and
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access to your cash value following a partial exchange may be subject to tax–related limitations.
If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a 10% federal penalty tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this policy unless you determine that the exchange is in your best interest. NYLIAC may accept electronically transmitted instructions from your financial professional or from another insurance carrier for the purpose of effecting a 1035 exchange. If you contemplate such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.
Your Right to Cancel (“Free Look”)
You can cancel the policy within 10 days of delivery of the policy or such longer period as required under state law. To cancel your policy, you must return it and/or provide a written request for cancellation to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus or to your investment adviser representative. Unless otherwise required by state law you will receive back your Accumulation Value, calculated as of the Business Day we receive your written request for cancellation in Good Order, but without any deduction for premium taxes. This amount may be more or less than your premium payments depending upon the performance of the Allocation Options you have chosen to invest in during the Free Look period (including any interest credited by the DCA Advantage Account, if applicable). This means that you bear the risk of any decline in the value of your policy due to investment performance during the Free Look period. In certain states, we are required to give you back your premium payments less any prior partial withdrawals (including withdrawals to pay Advisory Fees). The provision that applies to you will be set forth in your policy. See “APPENDIX 2 — State Variations” for more information about free look provisions in particular states (including California, Florida, and North Dakota).
California Free Look Requirements for Purchasers Aged 60 or Older:
If you are 60 or older at the time the policy is issued, you may cancel the policy within 30 days from the date you received it and receive a refund. The amount of your refund depends on how you instructed us to allocate your premium during those initial 30 days. If you instructed us to allocate 100% of your premium payment(s) to the MainStay VP U.S. Government Money Market - Initial Class portfolio, we will refund your premium payment, less any withdrawals (including withdrawals to pay Advisory Fees), if you cancel your policy during the 30-day free look period. If you allocate any portion of your premium to the Investment Divisions during the 30-day free look period, we will return the Accumulation Value, calculated as set forth in “Your Right to Cancel (“Free Look”)” above. This amount could be less than the premium payments.
Issue Ages
To purchase a Non-Qualified Policy you must not be older than age 85 (oldest Owner, if the policy is jointly owned). The Owner, or if the policy is owned by an entity, the Annuitant must not be older than age 85 (oldest Annuitant, if the policy has joint Annuitants). For Inherited Non–Qualified policies, the Owner and the Annuitant must be the same individual.
For IRA, Roth IRA, Inherited IRA, Inherited Roth IRA, SIMPLE IRAs, and SEP plans, you must also be the Annuitant. We can issue Qualified Policies if you are between the ages of 18 and 85 (between 0–85 for Inherited IRAs and Inherited Roth IRAs). We will accept additional premium payments until you attain age 86, unless otherwise limited by the terms of a particular plan.
To qualify for the above referenced maximum age limits to purchase a policy, the policy application must be signed and received at the VPSC prior to the day the Owner, or if the policy is owned by an entity, the Annuitant becomes age

86. In addition, all funds must be received by the VPSC no later than 60 days from the date the Owner or Annuitant, as applicable, becomes age 86, whichever occurs first. Any funds received after such time will be returned.
Transfers
You may transfer amounts among Investment Divisions any time prior to 30 days before the Annuity Commencement Date. You may not make transfers into the DCA Advantage Account. Transfers made from the DCA Advantage Account to the Investment Divisions are subject to different limitations (See “THE DCA ADVANTAGE ACCOUNT”). Except in connection with transfers made pursuant to traditional Dollar Cost Averaging, Automatic Asset Rebalancing, and the DCA Advantage Account, the minimum amount that you may transfer from one Investment Division to other Investment Divisions is $500. Except for traditional Dollar Cost Averaging, Automatic Asset Rebalancing, and the DCA Advantage Account, if the value of the remaining Accumulation Units in an Investment Division would be less than $500 after you make a transfer, we will transfer the entire value unless NYLIAC in its discretion determines otherwise. The amount(s) transferred to other Investment Divisions must be a minimum of $25 for each Investment Division.
Currently, we do not charge for transfers under the policy. However, we reserve the right to charge up to $30 for each transfer after the first 25 in a given Policy Year, subject to any applicable state insurance law requirements. Any transfer made in connection with traditional Dollar Cost Averaging, Automatic Asset Rebalancing, or the DCA Advantage Account will not count as a transfer toward the 25-transfer limit.
You can request a transfer by any of the methods listed below. Transfer requests are subject to limitations and must be made in accordance with our established procedures. (See “THE POLICIES—Online Service at www.newyorklife.com”).
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contact your investment adviser representative to make transfer on your behalf;
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submit your request in writing on a form we approve in Good Order to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this prospectus (or any other address we indicate to you in writing);
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speak to a Customer Service Representative at 800-598-2019 on Business Days between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time); or
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make your request through www.newyorklife.com;
We do not currently accept faxed or e–mailed transfer requests, however, we reserve the right to accept them at our discretion. NYLIAC is not liable for any loss, cost or expense for action based on telephone or electronic instructions which are believed to be genuine in accordance with these procedures or any instructions submitted by your investment adviser representative on your behalf. Transfer requests received after the close of regular trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time or received on a non-Business Day, will be priced as of the next Business Day. Please note that any self-directed Portfolio changes made by you may result in termination your investment advisory agreement with Eagle. Please consult your investment adviser representative prior to making any changes to your investment allocations.
Limits on Transfers
Procedures Designed to Limit Potentially Harmful Transfers—This policy is not intended as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.
Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:
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reject a transfer request from you or from any person acting on your behalf;
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restrict the method of making a transfer;
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charge you for any redemption fee imposed by an underlying fund; or

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limit the dollar amount, frequency, or number of transfers.
Currently, if you or someone acting on your behalf requests by telephone and/or electronically transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, we will send you a letter notifying you that the transfer limitation has been exceeded. If we receive an additional transfer request that would result in transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, we will process the transfer request. Thereafter, we will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made in writing through the U.S. mail or an overnight courier and received by the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus. We will provide you with written notice when we take this action.
We currently do not include the following transfers in these limitations, although we reserve the right to include them in the future: the first transfer out of the MainStay VP U.S. Government Money Market Investment Division within six months of the issuance of a policy, and transfers made pursuant to traditional Dollar Cost Averaging, the DCA Advantage Account and Automatic Asset Rebalancing.
We may change these limitations or restrictions or add new ones at any time without prior notice; your policy will be subject to these changes regardless of the issue date of your policy. All transfers are subject to the limits set forth in this Prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that we may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.
We apply our limits on transfers procedures to all owners of this policy without exception.
Orders for the purchase of Portfolio shares are subject to acceptance by the relevant Portfolio. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Portfolio is not accepted by the Portfolio for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Portfolios. We will provide you with written notice of any transfer request we reject or reverse. You should read the Portfolio prospectuses for more details regarding their ability to refuse or restrict purchases or redemptions of their shares. In addition, a Portfolio may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.
Risks Associated with Potentially Harmful Transfers—Our procedures are designed to limit potentially harmful transfers. However, we cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.
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We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.
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Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.
(1)
The underlying fund portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the Portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of a Portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.
(2)
The purchase and redemption orders received by the Portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies issued by us. The nature of these combined orders may limit the Portfolios’ ability to apply their respective trading policies and procedures. In addition, if a Portfolio believes that a combined order we submit may reflect one or more transfer requests from owners engaged in potentially harmful transfer activity, the underlying fund portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen. Alternatively, Portfolios may request information on individual policyowner transactions and may impose restrictions on individual policyowner transfer activity.
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Other insurance companies that invest in the Portfolios underlying this policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose Investment Divisions correspond to the affected Portfolios.
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Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:
(1)
an adverse effect on portfolio management, such as:
a)
impeding a portfolio manager’s ability to sustain an investment objective;
b)
causing the Portfolio to maintain a higher level of cash than would otherwise be the case; or
c)
causing a Portfolio to liquidate investments prematurely (or at an otherwise inopportune time) in order to pay withdrawals or transfers out of the Portfolio.
(2)
increased administrative and Fund brokerage expenses.
(3)
dilution of the interests of long–term investors in an Investment Division if purchases or redemptions into or out of a Portfolio are made when, and if, the Portfolio’s investments do not reflect an accurate value (sometimes referred to as “time-zone arbitrage” and “liquidity arbitrage”).
Speculative Investing
Do not purchase the policy if you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme. Your policy may not be traded on any stock exchange or secondary market. By purchasing the policy, you represent and warrant that you are not using the policy, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.
Online Service at www.newyorklife.com
The online service at www.newyorklife.com enables you to sign up to receive future prospectuses and policyowner annual and semi–annual reports electronically for your policy online at www.newyorklife.com. Electronic delivery is not available for policies that are owned by corporations, trusts or organizations at this time.
Through www.newyorklife.com you can get up-to-date information about your policy and request fund transfers, allocation changes and partial withdrawals. Policies that are jointly owned may not request transactions through www.newyorklife.com. We may revoke online service for certain policyowners (see “THE POLICIES—Limits on Transfers”).
In order to obtain policy information online at www.newyorklife.com, you are required to register for access. You will be required to register a unique Username and Password to gain access. On www.newyorklife.com you can, among other things, access policy values, change your address, download service forms, upload documents and forms, view policy statements, and submit policy transactions.
We will use reasonable procedures to make sure that the instructions we receive through www.newyorklife.com are genuine. We are not responsible for any loss, cost, or expense for any actions we take based on instructions received online at www.newyorklife.com that we believe are genuine. We will confirm all transactions in writing.
You should consult your investment adviser representative before making a financial request online. Financial requests received after 4:00 p.m. (Eastern Time) or on non-Business Days will be processed as of the next Business Day.

Currently, online service at www.newyorklife.com is open Monday through Friday, from 6 a.m. until 4 a.m., Saturday, from 6 a.m. until 2 a.m. and Sunday from 7 a.m. until 1 a.m. (Eastern Time).
After login at www.newyorklife.com, you can:
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e-mail your investment adviser representative or the VPSC;
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obtain current policy values;
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transfer assets between Investment Divisions;
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request partial withdrawals;
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make additional contributions;
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make repayments towards a loan (if available);
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change the allocation of future premium payments;
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reset your password;
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change your address;
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download service forms;
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upload documents and forms;
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view and download policy statements;
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establish a new or modify an existing Automatic Asset Rebalancing arrangement;
•
change your phone number or e-mail address;
•
view and update beneficiary information;
•
update your Client Profile; and
•
enroll in electronic delivery of select policy materials.
We make the online service at www.newyorklife.com available at our discretion. In addition, availability of online service may temporarily be interrupted at certain times. We do not assume responsibility for any loss while online service at www.newyorklife.com is unavailable. If you are experiencing problems, you can send service requests to us at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus.
Investment Adviser Actions
In connection with your application, you must execute an Advisory Trading and Partial Withdrawal Authorization Form to authorize NYLIAC to accept electronic instructions from the Investment Adviser (including through your investment adviser representative or his/her approved Associate Financial Advisor) to conduct the following transactions on your behalf:
•
update your premium allocation instructions;
•
make transfers among Investment Divisions;
•
set up, modify or cancel Automatic Asset Rebalancing (AAR);
•
update Dollar Cost Averaging or DCA Advantage Account arrangements;
•
make changes to your investment objective and/or risk tolerance; and
•
update your address and phone number.

You must also authorize NYLIAC to accept telephonic instructions from the Investment Adviser (including through your investment adviser representative or his/her approved Associate Financial Advisor) to conduct the following transactions on your behalf:
•
make transfers among the Investment Divisions;
•
update Dollar Cost Averaging or DCA Advantage Account arrangements;
•
set up, modify or cancel Automatic Asset Rebalancing (AAR); and
•
update your premium allocation instructions.
You must provide a separate authorization on the Advisory Trading and Partial Withdrawal Authorization Form to allow your investment adviser or his/her approved Associate Financial Advisor to make electronic or telephone partial withdrawals on your behalf and cease Periodic Partial Withdrawals. Any partial withdrawal is subject to dollar amount limits that we establish. We may revoke trading authorization privileges for certain policyowners and their investment adviser representatives (See “THE POLICIES—Limits on Transfers”). Trading authorization may be elected, changed or canceled at any time. We will confirm all transactions in writing. Not all transactions are available online.See the applicable form, your investment advisory agreement with Eagle and Eagle’s ADV for details on the extent to which the Investment Adviser must obtain your instructions before acting on your behalf on any matter. NYLIAC is not obligated to inquire about any such instructions given by you to the Investment Adviser before NYLIAC acts on the instructions given by the Investment Adviser on your behalf.
In connection with your application, you must also authorize NYLIAC to deduct Advisory Fees from your Accumulation Value. Once your policy is issued, NYLIAC will deduct the applicable Advisory Fee from the policy’s Accumulation Value each month without further approval from you. You may revoke the authorization any time by contacting Eagle, your investment adviser representative, sending written notice to the VPSC at the address in the “CONTACTING NYLIAC” section of the prospectus or you can utilize any other method we make available. We must receive the request to revoke the authorization in Good Order at least five Business Days before the scheduled deduction date. If we receive the request less than five Business Days prior to the scheduled deduction date, the revocation will be effective as of the scheduled withdrawal date in the month following the receipt of the request. Revocation of your agreement to pay Advisory Fees will result in the termination of your investment advisory agreement with Eagle. In such case, NYLIAC will cease deducting Advisory Fees from your Accumulation Value, you will no longer receive investment advice from the Investment Adviser or your investment adviser representative, and you will be responsible for all investment decisions pertaining to this policy. Please see “FEDERAL TAX MATTERS—Payment of Investment Advisory Fees” for information about the tax consequences related to paying Advisory Fees from your policy’s Accumulation Value.
We do not offer advice about how to allocate your Accumulation Value or make elections for your policy. We follow appropriately given instructions and direction from you or the investment adviser representative acting on your behalf. As such, we are not responsible for any recommendations the Investment Adviser or investment adviser representative makes, or any specific transfers, transactions or elections they make on your behalf. We expressly disclaim any liability for, or fiduciary duty relating to, any such services (or other advice or services) provided by the Investment Adviser or any other investment adviser or investment adviser representative or third party. NYLIAC does not promise or represent that the services of the Investment Adviser or any comparable services will be available in the future; you bear the risk that such services will not be available even though you continue to own the policy. All transactions initiated by the Investment Adviser or investment adviser representative with respect to your policy will be deemed to have been authorized by you. You bear all of the risk for all such transactions. The Investment Adviser or investment adviser representative, as your representative, is subject to the same limits on policyholder activity—including limits on transfers—that apply to you.
We may choose to accept forms you have completed that your investment adviser representative, his or her approved staff member, or your local NYLIAC general office transmits to us electronically via our internal secured network. We will accept electronically-transmitted service forms only. We do not currently accept faxed or e-mailed requests for transactions affecting your investments under the policy, but reserve the right to accept them at our discretion.

Electronic Delivery
We are required to send you, free of charge, an Initial Summary Prospectus and an Updating Summary Prospectus (as applicable), and any updates to such summary prospectus documents. If you selected e-delivery, we will still provide you, free of charge, paper copies of these documents upon request.
Paper copies of a Portfolio’s annual and semi-annual shareholder reports will not be sent by mail unless you specifically request paper copies of the reports from NYLIAC. Instead, the shareholder reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
You may elect to receive any other communications from NYLIAC electronically by contacting the VPSC as described in the "CONTACTING NYLIAC" section of this prospectus.
You may elect to receive all future annual and semi-annual financial reports in paper free of charge. You can inform NYLIAC that you wish to receive paper copies of those reports by contacting NYLIAC, as described in the “CONTACTING NYLIAC” section of this Prospectus. Your election to receive annual and semi-annual shareholder reports will apply to all Portfolios described herein.
Records and Reports

NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports (or, if permitted, notice of online availability of reports; see “THE POLICIES––Electronic Delivery,” above) containing information required under the federal securities laws or by any other applicable law or regulation. Generally, NYLIAC will promptly mail to you confirmation of any transactions involving the Separate Account. However, when we (i) process automatic rebalancing transactions through AAR, (ii) process automatic transfers from the DCA Advantage Account, (iii) receive premium payments on your behalf involving the Separate Account initiated through pre-authorized monthly deductions from banks, (iv) receive payments forwarded by your employer, (v) deduct monthly Advisory Fees, (vi) receive other payments made by pre-authorized deductions to which we agree, a summary of these policy transactions will only appear on your quarterly statement and you will not receive an immediate confirmation statement after each such transaction, or (vii) process automatic Base Contract Charge breakpoints that are calculated based on the Accumulation Value of your policy on each Policy Monthly Anniversary. If you believe that a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. It is important that you review your confirmation and quarterly statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the statement in question. It is important that you inform NYLIAC of an address change so that you can receive these policy statements (See “CONTACTING NYLIAC”). In the event your statement is returned from the U.S. Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained. In addition, no new service requests can be processed until a valid current address is provided.
Designation of Beneficiary
You may select one or more Beneficiaries and name them in the application. Thereafter, before the Annuity Commencement Date and while the Annuitant(s) is living, you may change the Beneficiary by written notice in Good Order sent to one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus, at www.newyorklife.com, or you can utilize any other method we make available. If, before the Annuity Commencement Date, the Annuitant dies while you are still living, you will become the new Annuitant under the policy. If you are the Annuitant, the proceeds pass to your Beneficiary.
If no Beneficiary for any amount payable, or for a stated share, survives you, the right to this amount or this share will pass to your estate. Payment of the proceeds will be made in a single sum to your estate. If any Beneficiary dies at the same time as you, or within fifteen (15) days after your death, but before we receive proof of death and all claim information in Good Order, we will pay any amount payable as though the Beneficiary died before you did. If you have designated only one Beneficiary, this could mean that the proceeds will be payable to your estate.

Every state has unclaimed property laws, which generally declare an annuity policy to be abandoned after a period of inactivity of three to five years from the policy’s Annuity Commencement Date or the date the death benefit is due and payable. If, after a thorough search, we are unable to locate you after your policy’s Annuity Commencement Date, or if we are unable to locate your Beneficiary if you die before the Annuity Commencement Date, or you or the Beneficiary do not come forward to claim the policy proceeds or death benefit in a timely manner, the proceeds or death benefit may be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the Annuitant last resided, as shown on our books and records, or to Delaware (our state of domicile). This escheatment is revocable, however, and the state is obligated to pay back the escheated amount if you or your beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designation, including addresses, if and as they change. Please contact us at the VPSC at 1-800-598-2019, contact your investment adviser representative, or send written notice to one of the addresses in the “CONTACTING NYLIAC” section of this Prospectus.
Delay of Payments
We will pay any amounts due from the Separate Account under the policy within seven (7) days of the date the VPSC receives all documents (including documents necessary to comply with federal and state tax law) in connection with a payment request in Good Order at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus.
Situations where payments may be delayed:
1.
We may delay payment of any amounts due from the Separate Account under the policy and transfers among Investment Divisions during any period that:
(a)
The New York Stock Exchange (“NYSE”) is closed, for other than usual weekends or holidays; trading is restricted by the Securities and Exchange Commission (“SEC”); or the SEC declares that an emergency exists as a result of which it is not reasonably practical to dispose of securities in an Investment Division or to fairly determine the value of the assets of an Investment Division;
(b)
The SEC, by order, permits us to delay payment in order to protect our policyowners; or
(c)
The check used to pay the premium has not cleared through the banking system. This may take up to fifteen (15) days.
2.
We may delay payment of any amounts due from the DCA Advantage Account. When permitted by law, we may defer payment of any partial withdrawal or full surrender request for up to six months from the date of surrender from the DCA Advantage Account. We will pay interest on any amount deferred for thirty days or more. If we defer payments, we will pay interest at the rate specified by the insurance department of the state where your policy is issued from the Business Day that we receive your partial withdrawal or surrender request in Good Order. This rate will be at least 1.0% per year.
3.
Federal laws enacted to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or “freeze” a policy. If these laws apply in a particular policy(ies), we would not be allowed to pay any request for transfers, partial withdrawals, surrenders or death benefits. If a policy or an account is frozen, the Accumulation Value would be moved to a special segregated interest-bearing account and held in that account until we receive instructions from the appropriate federal regulator.

Benefits Available Under The Policies

The following tables summarize information about the benefits available under the policy.
STANDARD DEATH BENEFIT
(automatically included with the policy)
NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/ LIMITATIONS
Standard Death Benefit	Guarantees your beneficiaries will receive a benefit at least equal to the greatest of: (i) your Accumulation Value or (ii) the Return of Premium Death Benefit.	No additional charge
•Withdrawals, other than
those made to pay
Advisory Fees, could
significantly reduce the
benefit (possibly by an
amount substantially
greater than the actual
amount withdrawn).
•Withdrawals to pay
Advisory Fees will reduce
your Accumulation Value
on a dollar for dollar basis.

OPTIONAL DEATH BENEFITS AVAILABLE FOR A FEE
NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/ LIMITATIONS
Annual Death Benefit Reset (ADBR) Rider	Provides a new locked-in higher death benefit each year from the Policy Date(“Reset Anniversary”), if your investments increase in value.
Maximum Charge: 1.00%
(Charge calculated as an
annualized percentage of the
ADBR Reset Value as of the
last Policy Anniversary (or as
of the Policy Date if within
the first Policy Year),
deducted quarterly)

•Only available at the time
of application.
•Resets will continue on
Reset Anniversaries until
the Owner(or Annuitant if
the Owner is not a natural
person) is age 85.
•Resets will terminate after:
 (i) the owner’s death (if
the owner is a natural
person), or
 (ii) the death of the
Annuitant (if the owner is
not a natural person,
including a grantor trust).
•Withdrawals, other than
those made to pay
Advisory Fees, could
significantly reduce the
benefit (possibly by an
amount substantially
greater than the actual
amount withdrawn).
•Withdrawals to pay
Advisory Fees will reduce
your Accumulation Value
on a dollar for dollar basis.

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/ LIMITATIONS
•You cannot cancel the rider without surrendering the policy. •The rider is not available for Inherited Non-Qualified policies.
IPR – Advisory Death Benefit
A death benefit that is
available if you purchase the
IPR. If the Owner dies before
the end of the Holding
Period, the IPR guarantees
that your beneficiaries will
receive the greater of: (i) the
Standard Death Benefit;
(ii) any death benefit
available under any other
rider attached to your policy;
or (iii) (a) if the Owner dies
before the end of the Holding
Period, the IPR Guaranteed
Amount or (b) if the Owner
dies after the Holding Period
End Date, the IPR
Guaranteed Amount on the
Holding Period End Date
increased by any premium
payments received after the
Holding Period End Date and
reduced proportionally for
withdrawals (including
required minimum
distributions from IRAs, but
excluding withdrawals to pay
Advisory Fees) taken after
the Holding Period End Date.
Maximum Charge: 2.00% (as an annualized percentage of the amount that is guaranteed)
•Only Available at the time
of application.
•Only payable if the
Owner’s spouse does not
elect to continue the policy
pursuant to its spousal
continuance option. If the
Owner’s spouse elects to
continue the policy, the IPR
will continue and the IPR
Death Benefit will not be
paid.
•See the next table
“OPTIONAL LIVING
BENEFITS AVAILABLE
FOR A FEE—IPR –
Advisory” for more
information about the
restrictions and limitations
applicable to the IPR.

OPTIONAL LIVING BENEFITS AVAILABLE FOR A FEE
NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/ LIMITATIONS
IPR - Advisory
Protects your investment
from loss for a specified
Holding Period. If, after a
specified Holding Period,
your Accumulation Value is
less than the amount
guaranteed, we will make a
one-time increase to your
Accumulation Value to make
it equal to the IPR
Maximum Charge: 2.00% (as an annualized percentage of the amount that is guaranteed) Maximum IPR Termination and Withdrawal Charge: 2.00%
•Only available at the time
of application.
•You should not select this
rider unless you intend to
keep the policy for at least
as long as the Holding
Period you’ve selected.
•This rider provides no
benefit if you surrender the
policy before the end of the

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/ LIMITATIONS

Guaranteed Amount.
You may request to reset the
IPR Guaranteed Amount (an
IPR Reset) under certain
circumstances.
Includes an IPR Death
Benefit which is payable
upon the death of the Owner
if the Owner’s spouse does
not elect to continue the
policy.

(A charge that applies during
the first three Policy Years
and is assessed if the policy
owner (i) cancels the IPR;
(ii) surrenders the policy;
and/or (iii) takes a partial
withdrawal in excess of the
IPR Free Withdrawal
Amount. The charge is
calculated as a percentage of
the amount guaranteed
under the rider (the IPR
Guaranteed Amount) that
exceeds the IPR Free
Withdrawal Amount.
Withdrawals to pay Advisory
Fees do not count towards
the IPR Free Withdrawal
Amount.)

Holding Period.
•Restricts the availability of
certain investment options.
•Premium payments are
only permitted (a) in the
first Policy Year or (b) after
a specified Holding Period.
•Withdrawals, other than
those taken to pay
Advisory Fees, could
significantly reduce the
benefit (possibly by an
amount substantially
greater than the actual
amount withdrawn). During
the first three Policy Years,
if you take a withdrawal in
excess of the IPR Free
Withdrawal Amount, you
will incur an IPR
Termination and
Withdrawal Charge.
•Withdrawals to pay
Advisory Fees will reduce
your Accumulation Value
on a dollar for dollar basis.
•An IPR Reset starts a new
Holding Period. New
annual charges and
Termination and
Withdrawal Charges may
apply after you elect an
IPR Reset.
•IPR Reset rights may be
suspended or discontinued
and are subject to age
limits
•Only available to policy
owners aged 75 or
younger.
•The rider is not available
for Inherited IRA, Inherited
Roth IRA, or Inherited
Non-Qualified policies.

OTHER OPTIONAL BENEFITS INCLUDED WITH ALL POLICIES AT NO ADDITIONAL COST
NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/ LIMITATIONS
Automatic Asset Rebalancing	Automatically rebalances your Variable Accumulation	None	•Cannot be used with the traditional Dollar Cost

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/ LIMITATIONS
	Value (either quarterly, semi–annually, or annually) to maintain the percentage allocated to each Investment Division at a pre–set level.		Averaging option. •You must have a minimum Accumulation Value of $2,500 to elect this option, and a minimum of $2,500 to continue it as scheduled.
Traditional Dollar Cost Averaging	Automatically transfers a specific amount of money from any Investment Division to any combination of Investment Divisions at set intervals.	None
•Cannot be used with the
Automatic Asset
Rebalancing option, or with
an investment preservation
rider.
•You must have a minimum
Accumulation Value of
$2,500 to elect this option,
and a minimum of $2,000
to continue as scheduled.

The DCA Advantage Account
Allows you to set up
automatic dollar cost
averaging using the DCA
Advantage Account when
you make an initial premium
payment or a subsequent
premium payment of at least
$2,000. The DCA Advantage
Account transfers amounts
automatically to the
Investment Divisions you
choose in up to six monthly
increments and pays you
interest on amounts
remaining in the DCA
Advantage Account.
None
•DCA Advantage Account
duration may not extend
beyond the Annuity
Commencement Date.
•You may not have more
than one DCA Advantage
Account open at the same
time.
•You must allocate a
minimum of $2,000 to the
DCA Advantage Account,
any premium payment less
than $2,000 will be
allocated directly to the
Investment Divisions in
accordance with the
instructions we have on
file.
•You cannot make transfers
into the DCA Advantage
Account from any
Allocation Option.
•The annual effective
interest rate for the DCA
Advantage Account shown
on your Policy Data Page
applies only to your initial
premium payment. Interest
rates applied to
subsequent premium
payments allocated to the
DCA Advantage Account
may differ.
•The benefits payable under
the DCA Advantage

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/ LIMITATIONS
Account (including principal and interest) are payable from NYLIAC’s general account and are subject to its claims-paying ability.
Description of Benefits

The Standard Death Benefit – Death Before Annuity Commencement
Unless amended by any rider attached to the policy, if the Owner dies prior to the Annuity Commencement Date, we will pay the Standard Death Benefit amount as proceeds to the designated Beneficiary(ies), as of the date the VPSC receives proof of death and all other required information in Good Order at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus. With a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) For policies owned by a grantor trust, benefits will be paid upon the death of any Annuitant. The Standard Death Benefit amount will be the greatest of:
(a)
your policy’s Accumulation Value; or
(b)
the Return of Premium Death Benefit.
If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion from each Investment Division and the DCA Advantage Account in which the policy is invested as of the date we receive proof of death and all requirements necessary to make the payment to that Beneficiary. The remaining balance in the policy after paying each Beneficiary will remain in each Allocation Option in which the policy was invested as of the date we received proof of death in Good Order. Due to market fluctuations, the remaining Accumulation Value may increase or decrease, and we may pay subsequent Beneficiaries a different amount. Beneficiary(ies) may not make any transfers between Allocation Options.
We will make payments in a lump sum to a Beneficiary unless you have elected or the Beneficiary elects otherwise in a signed written notice in Good Order. If such an election is properly made, we will apply all or part of these proceeds:
(i)
under a Life Income Payment option to provide an immediate annuity for the Beneficiary who will be the policyowner and Annuitant; or
(ii)
under another Income Payment option we may offer at the time.
Payments under the annuity or under any other method of payment we make available must be for the life of the Beneficiary, or for a number of years that is not more than the life expectancy of the Beneficiary at the time of the policyowner’s death (as determined for federal tax purposes), and must begin within one year after the policyowner’s death. (See “ANNUITY PAYMENTS (THE INCOME PHASE)—Income Payments.”)
If your spouse (as defined under Federal law) is designated as the sole primary Beneficiary, we can pay the proceeds to the surviving spouse if you die before the Annuity Commencement Date or the policy can continue with the surviving spouse as (a) the new policyowner and, (b) the Annuitant, if you were the Annuitant. For policies with one Annuitant, if the Annuitant is not an Owner and the Annuitant dies before the Annuity Commencement Date, when we receive proof of death for the Annuitant, the Owner will become the Annuitant, and the policy will continue. If the policy is jointly owned, the first Owner named will become the Annuitant. For more information about spousal continuance for policies issued in New Jersey, see “APPENDIX 2 –State Variations.” If you have elected the IPR, your spouse may be entitled to the IPR Death Benefit. Please see “DESCRIPTION OF BENEFITS—Investment Preservation Rider - Advisory—IPR Death Benefit; Spousal Continuance with the IPR” for more information.

We will make any distribution or application of policy proceeds within 7 days after VPSC receives all documents (including documents necessary to comply with federal and state tax law) in connection with the event or election that causes the distribution to take place at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus in Good Order, subject to postponement in certain circumstances. (See “The POLICIES—Delay of Payments.”)
How the Standard Death Benefit is Calculated
Here is an example of how the Standard Death Benefit is calculated.
Assume that:
(1)
You purchase this policy with a $200,000 premium payment;
(2)
A $20,000 withdrawal is made at the end of the second Policy Year, and the Accumulation Value immediately preceding the withdrawal is $240,000;
(3)
You die in the third Policy Year, and the Accumulation Value upon death is $175,000;
At issue, the Return of Premium Death Benefit is equal to $200,000
Due to the $20,000 withdrawal at the end of the second Policy Year, the Return of Premium Death Benefit was reduced by $16,666.67, calculated as follows: ($20,000 / $240,000) * $200,000 = $16,666.67.
Upon death in the third policy year, the Standard Death Benefit is $183,333.33, which is the greater of:
a)
the Accumulation Value upon death
= $175,000, or
b)
Premium payments less any Return of Premium Death Benefit Proportional Withdrawal;
= $183,333.33 calculated as follows ($200,000 - $16,666.67 = $183,333.33)
The formula guarantees that the amount we pay will at least equal the sum of all premium payments (less any proportional reductions due to partial withdrawals other than those made to pay Advisory Fees), independent of the investment experience of the Separate Account. The Standard Death Benefit will only be reduced by Advisory Fees when the death benefit equals the Accumulation Value (which is reduced dollar for dollar by Advisory Fees) as shown in section (a). Advisory Fees do not reduce the Return of Premium Death Benefit as calculated in section (b). No part of the Advisory Fee is payable out of death benefit proceeds.
In this example, your beneficiary would receive $183,333.33.
Impact of Advisory Fees on the Standard Death Benefit
Here is an example of how withdrawals to pay Advisory Fees impact your Standard Death Benefit.
Assume that:
(1)
You purchase this policy with a $200,000 premium payment;
(2)
You have agreed to pay your investment advisor representative a fee for payment of Advisory Fees deducted monthly from your Accumulation Value;
(3)
You die in the third Policy Year, and the Accumulation Value upon death is $220,000 which reflects all policy activity that occurred prior to that date, including positive market performance and the deduction of cumulative policy fees, charges and Advisory Fees;
At issue, the Return of Premium Death Benefit is equal to $200,000
Upon death in the third policy year, the Standard Death Benefit is the greater of:
a)
the Accumulation Value upon death
= $220,000, or

b)
Premium payments less any Return of Premium Death Benefit Proportional Withdrawal;
= $200,000 calculated as follows ($200,000 - $0.00 = $200,000)
The formula guarantees that the amount we pay will at least equal the sum of all premium payments (less any proportional reductions due to partial withdrawals other than those to pay Advisory Fees), independent of the investment experience of the Separate Account. Advisory fees do not proportionally reduce the Return of Premium Death Benefit as calculated in section (b) above. They do, however, reduce the Accumulation Value by the amount withdrawn, thus limiting potential increases in the Accumulation Value as calculated in section (a).
•
In this example, your Accumulation Value at death is higher than the Return of Premium Death Benefit. Accordingly, your beneficiary would receive $220,000.00.
Annual Death Benefit Reset Rider
You may enhance your Policy’s Standard Death Benefit by purchasing the optional ADBR Rider. The ADBR Rider is available only at the time of application. You cannot cancel this Rider without surrendering your policy. The rider is not available for Inherited Non-Qualified polices. If you purchase this rider and you die prior to the Annuity Commencement Date, we will pay an amount as proceeds to the designated Beneficiary, as of the date we receive proof of death and all requirements necessary to make the payment in Good Order. For policies owned by a grantor trust, benefits will be paid upon the death of an Annuitant. With this rider, your death benefit will be the greater of:
(a)
the Standard Death Benefit payable under the policy (See “DESCRIPTION OF BENEFITS –The Standard Death Benefit–Death Before Annuity Commencement”); or
(b)
the ADBR Reset Value, as defined in the next paragraph, plus any additional premium payments made since the most recent “Reset Anniversary,” less proportional withdrawals (“ADBR Reset Value Proportional Reductions”) made since the most recent Reset Anniversary; or
(c)
any death benefit available under any other rider attached to the policy.
We automatically calculate the ADBR Reset Value, with respect to any policy, every year from the Policy Date (“Reset Anniversary”) until you reach age 85. For policies owned by a grantor trust, the ADBR Reset Value will be calculated until any grantor reaches age 85. On the First Policy Anniversary, the ADBR Reset Value is defined as the greater of (a) the Accumulation Value on the first Policy Anniversary or (b) the Return of Premium Death Benefit. The ADBR Reset Value on the second and each subsequent Reset Anniversary is defined as the greatest of (a) the Accumulation Value on the current Reset Anniversary or (b) the ADBR Reset Value on the prior Reset Anniversary, plus any premium payments applied since the prior Reset Anniversary, less any ADBR Reset Value Proportional Reductions since the prior Reset Anniversary.
The rider benefit will no longer reset after the Owner’s death. The only exception is if the policy remains in force under the spousal option provision of the Policy, if available.
If the Owner is not a natural person, including a grantor trust, the rider benefit will no longer reset after the death of the Annuitant. In addition, in jurisdictions where approved, if an ownership change or assignment of the policy is made, other than as explicitly described in the rider, the rider will terminate, and no ADBR Reset Value will be payable. If the rider is terminated, the death benefit payable will be the benefit provided in the “DESCRIPTION OF BENEFITS – The Standard Death Benefit–Death Before Annuity Commencement” section of this Prospectus.
An ADBR Reset Value Proportional Reduction is an amount equal to the amount withdrawn from the policy, after the first Policy Anniversary, (excluding amounts withdrawn to pay Advisory Fees), divided by the policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the ADBR Reset Value immediately preceding the withdrawal.
We have set forth below an example of how the ADBR Rider works and how the ADBR Reset Value Proportional Reductions is calculated for an owner who is age 63. The current annual rider charge is 0.25% of the Reset Value as of the last Policy Anniversary, deducted quarterly. In this example, we have assumed the following:
(1)
you purchase this policy with a $200,000 initial premium payment (no additional premium payments are made);

(2)
in your first policy year, you have experienced market gains. After the deduction of all policy fees and charges, including Advisory Fees, your Accumulation Value as of the first Policy Anniversary is $250,000 (this is the Policy Year 1 ADBR Reset Value);
(3)
in the third quarter of policy year 2, after deduction of all policy fees and charges, including Advisory Fees, your current Accumulation Value is $240,000;
(4)
you make a withdrawal of $15,000 in the third quarter of Policy Year 2 when your Accumulation Value is $240,000;
(5)
you die immediately after the withdrawal;
(6)
the Accumulation Value on the date we receive the necessary requirements to pay the death benefit is $225,000 ($240,000 Accumulation Value – $15,000 withdrawal); and
(7)
the Death Benefit is the greatest of:
a)
the Accumulation Value on the date we receive the necessary requirements to pay the death benefit
= $225,000
b)
the Return of Premium Death Benefit
= $187,500 calculated as described below:
To calculate the Return of Premium Death Benefit, you must first determine the value of any Return of Premium Death Benefit Proportional Withdrawal. The Return of Premium Death Benefit Proportional Withdrawal equals the amount of partial withdrawals (not including any amounts withdrawn to pay Advisory Fees) ($15,000) divided by the policy’s Accumulation Value immediately preceding the withdrawal ($240,000), multiplied by the Return of Premium Death Benefit immediately preceding the withdrawal ($200,000):
•
($15,000/$240,000) x $200,000 = $12,500 is the proportional reduction.
The total amount of premium payments made under the policy ($200,000) minus the Return of Premium Death Benefit Proportional Withdrawal ($12,500) equals the Return of Premium Death Benefit ($187,500).
c)
the Policy Year 2 “ADBR Reset Value,” which is the greatest of:
1.
the Accumulation Value on the date we receive the necessary requirements to pay the death benefit or
= $225,000
2.
the prior ADBR Reset Value as of the last Reset Anniversary ($250,000), plus any premium payments since the prior Reset Anniversary ($0), less ADBR Reset Value Proportional Reductions since the prior Reset Anniversary ($15,625).
= $234,375 calculated as described below:
To calculate the ADBR Reset Value, you must first determine the value of any ADBR Reset Value Proportional Reduction. The ADBR Reset Value Proportional Reduction is an amount equal to the amount withdrawn from the policy, after the first Policy Anniversary, (excluding amounts withdrawn to pay Advisory Fees) ($15,000), divided by the policy’s Accumulation Value immediately preceding the withdrawal ($240,000), multiplied by the ADBR Reset Value immediately preceding the withdrawal ($250,000).
•
($15,000/$240,000) x $250,000 = $15,625
The prior ADBR Reset Value as of the last Reset Anniversary ($250,000), plus any premium payments since the prior Reset Anniversary ($0), less ADBR Reset Value Proportional Reductions since the prior Reset Anniversary ($15,625) equals $234,375.00.
In this example, your Beneficiary would receive $234,375.00.

Impact of Advisory Fees on the ADBR
Here is an example of how withdrawals to pay Advisory Fees impact the ADBR Rider.
We have assumed the following:
(1)
you purchase this policy with a $200,000 initial premium payment (no additional premium payments are made — this is the Return of Premium Death Benefit);
(2)
in your first policy year, after the deduction of all cumulative fees and charges, including Advisory Fees, you have experienced positive market performance and your Accumulation Value as of the first Policy Anniversary is $250,000 (this is the Policy Year 1 ADBR Reset Value);
(3)
in your second policy year, after the deduction of all cumulative fees and charges, including Advisory Fees, your current Accumulation Value has dropped to $240,000 on your second Policy Anniversary;
(4)
you die in your second policy year when your Accumulation Value is $240,000;
(5)
the Death Benefit is the greatest of:
a)
the Accumulation Value
= $240,000
b)
the Return of Premium Death Benefit
= $200,000
c)
the Policy Year 2 “ADBR Reset Value,” which is the greatest of:
1.
the Accumulation Value or
= $240,000
2.
the prior ADBR Reset Value as of the last Reset Anniversary, plus any premium payments since the prior Reset Anniversary, less ADBR Reset Value Proportional Reductions since the prior Reset Anniversary.
= $250,000
The formula guarantees that the amount we pay will at least equal the sum of all premium payments (less any proportional reductions due to partial withdrawals other than those to pay Advisory Fees), your highest ADBR Reset Value, or your Accumulation Value. Advisory fees do not proportionally reduce the Return of Premium Death Benefit as calculated in section (5)(b) above. They do, however, reduce the Accumulation Value by the amount withdrawn, thus limiting potential increases in the Accumulation Value as calculated in section (5)(a), and limiting potential increases to the ADBR Reset Value in (5)(c).
In this example, your Beneficiary would receive the ADBR Reset Value of $250,000.00.
The ADBR Rider ends upon the earliest of the following:
1)
the Annuity Commencement Date,
2)
the date you surrender the policy,
3)
an ownership change or assignment of the policy, other than as described in the rider, or
4)
the date we terminate the policy.
Notwithstanding the foregoing, if your spouse, as the sole primary Beneficiary, elects to continue the policy as the new Owner upon your death, the Rider will not end and all of the Rider’s provisions and quarterly charges will continue to be deducted as if the new Owner had purchased the policy on the original Policy Date.
You cannot cancel this Rider without surrendering your policy.

Investment Preservation Rider – Advisory
The Investment Preservation Rider – Advisory (“IPR”) is available only at the time of application. While the IPR is in effect, you may only make premium payments to the policy (a) in the first Policy Year or (b) after the Holding Period End Date. The IPR allows you to choose among five different Holding Periods. If you purchase the IPR, you will be eligible to receive a one-time adjustment to your Accumulation Value in the event that your Accumulation Value is less than the amount guaranteed under the IPR on the applicable policy anniversary of the Rider Effective Date (or most recent reset date) for the Holding Period you choose.
With the IPR, you do not have to surrender the policy to receive any applicable benefit. You will be eligible to receive any benefit payable on the Policy Anniversary for the Holding Period you chose after the later of the Policy Date or the most recent reset date. You do not need to take any action. We will inform you in writing if you are eligible to receive the one-time adjustment to your Accumulation Value under the IPR. We will also inform you of your options in the event that such one-time adjustment is made to your Accumulation Value which are to (i) surrender the policy and receive the adjusted Accumulation Value, or (ii) continue the policy at the adjusted Accumulation Value, which is subject to market fluctuation. If you are eligible to receive an adjustment, we will credit an amount to your Accumulation Value pro rata in accordance with your allocations currently on file. If you surrender the policy, amounts paid to you under the IPR may be taxable and you may be subject to a 10% penalty tax if such amounts are paid before you reach age 59-½.
You may request to reset the guaranteed amount (an “IPR Reset”) under certain circumstances, as described below. The IPR ends on the applicable policy anniversary of the Rider Effective Date (or most recent reset date) for the Holding Period you choose (See “DESCRIPTION OF BENEFITS–Investment Preservation Rider–IPR Death Benefit” regarding the terms under which such death benefit may continue after the IPR ends). The applicable policy anniversary depends on the Holding Period you choose. While the IPR is in effect and prior to the Holding Period End Date, we will deduct a charge from your Accumulation Value on each policy quarter. (See “CHARGES AND DEDUCTIONS–Optional Benefit Expenses–Annual Charge for the Investment Preservation Rider”). When you make a withdrawal (including required minimum distributions from IRAs, but excluding any amount withdrawn to pay Advisory Fees), we will reduce the amount that is guaranteed (the “IPR Guaranteed Amount”) under the IPR proportionally (“IPR Guaranteed Amount Proportional Reduction”). An IPR Guaranteed Amount Proportional Reduction is equal to the amount withdrawn from the policy divided by the Accumulation Value immediately preceding the withdrawal, multiplied by the IPR Guaranteed Amount immediately preceding the withdrawal. All amounts withdrawn from the policy except for withdrawals to pay Advisory Fees will result in an IPR Guaranteed Amount Proportional Reduction. This includes required minimum distributions from IRAs and amounts that are withdrawn as an IPR Free Withdrawal Amount. For example, if you withdrew 10% of your Accumulation Value, your IPR Guaranteed Amount will be reduced by 10%.
Please note that benefits payable under the IPR are payable from NYLIAC’s general account and are subject to the claims paying ability of NYLIAC. No third-party guarantees are involved.
The IPR Guaranteed Amount
The IPR Guaranteed Amount will equal 100% of the sum of all premium payments made in the first Policy Year, less all IPR Guaranteed Amount Proportional Reductions made during the rider Holding Period. An example of how the IPR Guaranteed Amount is calculated, including how we calculate the IPR Guaranteed Amount Proportional Reduction, is shown below in the “DESCRIPTION OF BENEFITS–Investment Preservation Rider–How the IPR is Calculated.”
IPR Reset
You can decide to reset your rider to increase the IPR Guaranteed Amount. You may request to reset the IPR Guaranteed Amount at any time while the IPR is in effect as long as (a) the Owner (oldest Owner, if the Policy is jointly owned) and the Annuitant (oldest Annuitant, if there are joint Annuitants) are age 75 or younger, and (b) prior to the reset, your Accumulation Value is greater than the IPR Guaranteed Amount. For a reset, you must send a written request in Good Order to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus. The reset will take effect on the Policy Anniversary immediately following the date we receive the request to reset (the “Rider Reset Effective Date”) and, at such time, the IPR Guaranteed Amount will be increased to equal your Accumulation Value. After the reset(s), IPR Guaranteed Amount Proportional Reductions still apply during the new Holding Period. Please be advised that the charge you pay for the IPR after you elect to reset (including any applicable IPR Termination and Withdrawal Charge) may be different than the charges you paid prior to the Rider Reset Effective Date; provided, however, that such charges will never exceed the guaranteed maximum charge set forth in the “TABLE OF FEES AND EXPENSES.” In addition, upon reset, your allocation restrictions may change. Please consult your investment adviser representative before exercising your right to reset.
If you elect to reset, a new rider Holding Period with the same duration as the original rider Holding Period will begin as of the Rider Reset Effective Date. This means, for example, if you purchase the IPR with a 12 year Holding Period, and you elect to reset in policy year four (4), a new 12-year Holding Period will begin on the Policy Anniversary immediately following the date we receive your request to reset. You will not be eligible to receive a one-time adjustment to your Accumulation Value until the Policy Anniversary following the end of the new rider Holding Period. We can suspend or discontinue the ability to reset the IPR Guaranteed Amount at any time in our sole discretion on a nondiscriminatory basis. If we decide to suspend or discontinue the ability to reset the IPR Guaranteed Amount, we will promptly notify you in writing. Please contact investment adviser representative for more information.
A policyowner may cancel an IPR Reset at any time prior to or within thirty (30) days after the Rider Reset Effective Date. If you cancel your request to reset, no change will be made to the IPR Guaranteed Amount, Holding Period, Holding Period End Date, Rider Effective Date (if previously reset, the Rider Reset Effective Date), allocation restrictions, the IPR Charge or IPR Termination and Withdrawal Charge, if applicable.
Example of an IPR Reset
(1)
IPR with a 10-year Holding Period is purchased at the time of application;
(2)
An initial premium payment of $100,000 is made;
(3)
No additional premium payments are made;
(4)
On Policy Year 4, after deduction of all cumulative policy fees and charges, including Advisory Fees, your Accumulation Value increases due to market gain to $130,000;
(5)
Because you have experienced market gains by Policy Year 4, you decide to request an IPR Reset as of the 4th Policy Anniversary;
(6)
After the reset, your new Guaranteed Amount is $130,000; and
(7)
Your Holding Period End Date is extended an additional 10 years (Policy Year 14).
IPR Investment Restrictions
If you purchase the IPR, you will be allowed to allocate your premium payments to the Investment Divisions and the DCA Advantage Account subject to the restrictions set forth in APPENDIX 1B for the 12, 13, 14 and 15-year Holding Period options and APPENDIX 1C for the 10-year Holding Period option.
If you purchase the IPR, there will be limitations on how you allocate to the Investment Divisions. You may allocate your premium payments to Investment Divisions in the Asset Allocation Categories in accordance with the specified thresholds. Individual transfers between Investment Divisions and the DCA Advantage Account are not allowed. If you wish to complete an individual transfer between the Investment Divisions, you or your investment adviser representative must call us at 1-800-598-2019, submit the request online at www.newyorklife.com or send a reallocation form to the VPSC at one of the addresses in the “CONTACTING NYLIAC” section of this Prospectus. Each policy quarter, we will automatically rebalance your current allocations to conform to your most recent allocation instructions. The Investment Division restrictions associated with the IPR seek to moderate overall volatility or hedge against down-market volatility and may limit your participation in positive investment performance. Other investment options that are available if you do not purchase the IPR may offer the potential for higher returns. You should consult with your investment adviser representative and carefully consider whether the Investment Division restrictions associated with the IPR meet your investment objectives and risk tolerance. The Asset Allocation Categories and the Investment Divisions available with IPR are set forth in APPENDIX 1B for the 12, 13, 14 and 15-year Holding Period options and APPENDIX 1C for the 10-year Holding Period option.

If you choose an IPR Reset, the restrictions on investment allocations may change. These changes could include an adjustment to the minimum and/or maximum allocation percentages available under the Asset Allocation Categories, adding or removing Asset Allocation Categories, or discontinuing the availability of the DCA Advantage Account. We will notify you if any such changes occur.
The Effects of Surrendering the Policy or Cancelling the IPR
You may cancel the IPR within thirty (30) days after delivery of the policy without penalty. To cancel, you or your investment adviser representative must return the IPR to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus. Upon receipt of this request, we will promptly cancel the IPR and refund any IPR charges which may have been deducted. After this 30-day period and up until three years from the Policy Date, you still have the right to discontinue the IPR, however, we will assess the IPR Termination and Withdrawal Charge. The charge will be deducted pro rata from each Allocation Option in which you are invested on the date of the deduction. We will not refund any IPR charges that may have been deducted if you cancel the IPR after thirty days. (See “CHARGES AND DEDUCTIONS–Transaction Expenses–IPR Termination and Withdrawal Charge”). The cancellation of the IPR after the 30-day period will be effective as of the date the VPSC receives your cancellation request in Good Order. You and your investment adviser representative should consider the cost of cancelling the IPR prior to purchasing it. The IPR is available with all Non-Qualified (other than Inherited Non-Qualified policies), IRA, SEP IRA, Roth IRA and SIMPLE IRA policies if the Owner (oldest Owner, if the policy is jointly owned) and the Annuitant (oldest Annuitant, if the policy had joint Annuitants) are age 75 or younger on the Rider Effective Date. The rider is not available on Inherited IRA, Inherited Roth IRA or Inherited Non-Qualified policies. Please consult with your investment adviser representative for more information about the effects of cancelling the IPR.
The IPR will provide no benefit if you surrender the policy before the Policy Anniversary on which you are eligible to receive a potential one-time adjustment to your Accumulation Value. Therefore, you should purchase the IPR only if you intend to keep the policy for at least the rider Holding Period you choose (10, 12, 13, 14 or 15 years). If you surrender the policy within the first three Policy Years, we will assess an IPR Termination and Withdrawal Charge of 2.00% on the IPR Guaranteed Amount that exceeds the IPR Free Withdrawal Amount. (See “CHARGES AND DEDUCTIONS–Transaction Expenses–IPR Termination and Withdrawal Charge”). This charge will be assessed on the Business Day that we receive your request to surrender in Good Order. The charge will be deducted from the amount of proceeds paid to you upon surrender.
In most jurisdictions, the IPR will terminate if an ownership change or assignment of the policy is made, other than as explicitly described in the rider. We will not assess an IPR Termination and Withdrawal Charge in the event of an ownership change or policy assignment.
The Effects of Withdrawals on the IPR
Any withdrawal (including required minimum distributions from IRAs, but excluding any amounts withdrawn to pay Advisory Fees) reduces the IPR Guaranteed Amount proportionally and the amount of charges assessed for the IPR. While the IPR is in effect, withdrawals will be deducted proportionally from the Allocation Options. However, please note that charges assessed for the IPR prior to the date of any withdrawal (including required minimum distributions from IRAs) will not be retroactively adjusted. It is important to note that if you make any withdrawals (including required minimum distributions from IRAs, but excluding any amounts withdrawn to pay Advisory Fees) while the IPR is in effect, you may not be able to receive the full value of the IPR. The reduction in the IPR Guaranteed Amount may be significant, and could be greater than the actual amount withdrawn. This may occur when you request a withdrawal at a time when your Accumulation Value is lower than the IPR Guaranteed Amount (see example below). In addition, if you take any withdrawals in excess of the IPR Free Withdrawal Amount during the first three Policy Years, we will assess an IPR Termination and Withdrawal Charge of 2.00% of the IPR Guaranteed Amount that exceeds the IPR Free Withdrawal Amount. As a result, the IPR may not be appropriate for you if you intend to take withdrawals (including required minimum distributions from IRAs) before the end of the Holding Period you choose. Please note, however, that withdrawals to pay Advisory Fees do not count towards your IPR Free Withdrawal Amount. You should consult your investment adviser representative and your tax adviser if you have any questions about the use of the IPR in your tax situation.

How the IPR is Calculated
We have set forth below an example of how the benefit from the IPR may be realized, how withdrawals (including required minimum distributions from IRAs) will impact the IPR Guaranteed Amount, and how we calculate IPR Guaranteed Amount Proportional Reduction. In this example, we have assumed the following:
(1)
IPR with a 10, 12, 13, 14, or 15-year Holding Period is purchased at the time of application;
(2)
An initial premium payment of $100,000 is made;
(3)
No additional premium payments are made;
(4)
Cumulative withdrawals to pay Advisory Fees total $8,000 by the eighth policy year;
(5)
A withdrawal of $20,000 is made in the eighth policy year;
(6)
Your Accumulation Value immediately preceding the withdrawal has decreased to $80,000; and
(7)
As of the Holding Period End Date, your Accumulation Value on the Policy Anniversary corresponding to the Holding Period you chose has decreased to $50,000.
The IPR Guaranteed Amount when we issued the policy was $100,000. When the withdrawal was made in the eighth Policy Year, we reduced the IPR Guaranteed Amount by the amount of the IPR Guaranteed Amount Proportional Reduction. We calculated the amount of the IPR Guaranteed Amount Proportional Reduction by taking the requested withdrawal amount, dividing it by the Accumulation Value immediately preceding the withdrawal, and then multiplying that number by the IPR Guaranteed Amount immediately preceding the withdrawal. Withdrawals to pay Advisory Fees do not count towards the proportional reduction.
•
IPR Guaranteed Amount Proportional Reduction = ($20,000/$80,000) x $100,000 = $25,000
To determine the new IPR Guaranteed Amount after the withdrawal, we subtracted the amount of the IPR Guaranteed Amount Proportional Reduction from the initial IPR Guaranteed Amount: ($100,000 – $25,000) = $75,000.
On the Policy Anniversary for the Holding Period you chose, the Accumulation Value ($50,000) is less than the IPR Guaranteed Amount of $75,000. Therefore, you are eligible to receive a one-time adjustment to your Accumulation Value of $25,000.
After the adjustment is paid, the rider will end. You would not have been eligible to receive this adjustment to your Accumulation Value if you had not purchased the IPR.
Upon your death, the IPR and the policy will terminate unless your spouse chooses to continue the policy. Your spouse must be the sole primary beneficiary to continue the IPR and the policy. If your spouse chooses to continue the IPR and the policy, no death benefit proceeds will be paid upon your death. See “Spousal Continuance with the IPR” below for more information.
IPR Death Benefit
For the 10, 12, 13, 14 and 15-year Holding Periods:
If the Owner dies on or before the Holding Period End Date and the Owner’s spouse does not continue the policy pursuant to the policy’s death benefit provisions, the IPR Death Benefit will be equal to the greatest of 1, 2 or 3(a).
If the Owner dies after the Holding Period End Date and the Owner’s spouse does not continue the policy pursuant to the policy’s spousal continuance provisions, the IPR Death Benefit will be equal to the greatest of 1, 2 or 3(b).
(1)
The Standard Death Benefit payable under the policy (see “DESCRIPTION OF BENEFITS – The Standard Death Benefit–Death Before Annuity Commencement”);
(2)
Any death benefit available under any other rider attached to the policy; or

(3)
The IPR Death Benefit, which is:
(a)
The IPR Guaranteed Amount; or
(b)
The IPR Guaranteed Amount on the Holding Period End Date, increased by any premium payments received after the Holding Period End Date and reduced proportionally for withdrawals (including required minimum distributions from IRAs, but excluding amounts withdrawn to pay Advisory Fees) taken after the Holding Period End Date.
For the IPR Death Benefit in (b) above, the proportional reduction for withdrawals is equal to the amount withdrawn ((including any IPR Termination and Withdrawal Charges you may incur as a result of the withdrawal, but excluding any amounts withdrawn to pay Advisory Fees), divided by the policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the IPR Death Benefit immediately preceding the withdrawal.
Payment of a death benefit terminates the IPR.
It is important to note that for purposes of calculating the IPR Guaranteed Amount under the IPR Death Benefit, partial withdrawals (including required minimum distributions, but excluding amounts withdrawn to pay Advisory Fees) proportionally reduce the IPR Guaranteed Amount while additional premium payments made in the first Policy Year increase the IPR Guaranteed Amount dollar for dollar. This means that under certain market conditions, a partial withdrawal could have a much more significant impact on the IPR Guaranteed Amount (negatively) than would a premium payment made in the same amount (positively).
For example, assume that you are in your first Policy Year. You made an initial premium payment of $100,000, so your IPR Guaranteed Amount is $100,000. Assume further, however, that your Accumulation Value immediately dropped due to negative market performance and is now only $80,000. If you requested a withdrawal of $20,000 at a time where your Accumulation Value was less that the IPR Guaranteed Amount, the IPR Guaranteed Amount Proportional Reduction would operate to lower the IPR Guaranteed Amount by $25,000. Your IPR Guaranteed Amount after the withdrawal would be $75,000. See the above “How the IPR is Calculated” to see how this would occur. Although you only requested a withdrawal of $20,000, it resulted in a $25,000 reduction of the benefit guaranteed by the IPR. If, however, there had been no negative market performance and you made a premium payment of $20,000 instead of a withdrawal, the effect on your IPR Guarantee would be to increase your IPR Guaranteed Amount by $20,000 so that it is now $120,000. A withdrawal, therefore, may have a greater impact on the value of the benefit than would a payment made in the same amount. Please consult your investment adviser representative before making a withdrawal to discuss its impact on your IPR benefit.
Calculation of the IPR Death Benefit
Here is an example of how the IPR Death is calculated:
(1)
IPR with a 10-year Holding Period is purchased at the time of application;
(2)
An initial premium payment of $100,000 is made;
(3)
No additional premium payments or withdrawals are made;
(4)
As of the fourth Policy Anniversary, an IPR Reset is requested because the Accumulation Value has increased to $150,000. After the resent, the new IPR Guaranteed Amount is increased to $150,000 and a new 10 year Holding Period has begun;
(5)
You die in the fifth Policy Year, and the Accumulation Value upon death is now $140,000 due to market fluctuations;
Upon death in the fifth Policy Year, the death benefit payable is the greater of:
(1) The Standard Death Benefit, which is
a)
the Accumulation Value upon death
= $140,000
or

b)
the Return of Premium Death Benefit
= $100,000
(2) The IPR Death Benefit, which is
c)
the IPR Guaranteed Amount
= $150,000
In this example, your beneficiary would receive the IPR Death Benefit amount of $150,000.
Spousal Continuance with the IPR
Using the above example, assume that instead of electing the IPR Death Benefit when the policyowner died in Policy Year 5, the surviving spouse elected to continue the policy as the new Owner. All of the values that existed at the time of the original policyowner’s death would simply continue as though the spouse as the new Owner had purchased the policy on the original Policy Date. For example:
(1)
The IPR Guaranteed Amount would be $150,000 because the deceased spouse reset it in Policy Year 4. Since a new 10 year Holding Period began upon the reset, there are 9 years left in the IPR Holding Period.
(2)
The Accumulation Value in Policy Year 5 at the time of death is still $140,000 and the policy will continue. The surviving spouse has all rights under the policy, including the ability to make transfers, premium payments and withdrawals. The surviving spouse may also elect to reset the IPR Guaranteed Amount if he or she chooses.
Impact of Advisory Fees on the IPR
Here is an example of how withdrawals to pay Advisory Fees impact the IPR Guaranteed Amount.
The IPR Guaranteed Amount will equal the sum of all premium payments made in the first Policy Year, less all IPR Guaranteed Amount Proportional Reductions made during the rider Holding Period. Withdrawals to pay Advisory Fees, however, are not considered an IPR Guaranteed Amount Proportional Reduction and therefore do not operate to reduce the IPR Guaranteed Amount. Assuming the following:
(1)
IPR with a 10-year Holding Period is purchased at the time of application;
(2)
An initial premium payment of $100,000 is made;
(3)
No additional premium payments or withdrawals are made;
(4)
A withdrawal of $800 is made each year for 10 years to pay Advisory Fees;
(5)
No other withdrawals are made;
(6)
On the 10th Policy Anniversary (the Holding Period End Date), your Accumulation Value has decreased to $80,000 due to market losses and cumulative withdrawals of $8,000 to pay Advisory Fees;
The IPR Guaranteed Amount when we issued the policy was $100,000 (premiums paid in the first Policy Year). Because amounts withdrawn to pay Advisory Fees do not operate to reduce the amount guaranteed, the IPR Guaranteed Amount has remained $100,000 after the 10-year Holding Period. On the 10th Policy Anniversary, the Accumulation Value ($80,000) is less than the IPR Guaranteed Amount of $100,000. Therefore, on your 10th Policy Anniversary, you will be eligible to receive a one-time increase of $20,000 to your Accumulation Value. See “DESCRIPTION OF BENEFITS—Investment Preservation Rider - Advisory” for more information.
Withdrawals to pay Advisory Fees do, however, impact the amount that could be guaranteed under the rider if you elect an IPR Reset. At any point while the IPR is in effect, if your Accumulation Value is greater than the IPR Guaranteed Amount, you can elect to “reset” your rider (an IPR Reset) so that the new guaranteed amount will equal your higher Accumulation Value. To the extent that payment of Advisory Fees from your policy reduce your Accumulation Value, such fees will also reduce the potential for increases in the IPR Guaranteed Amount that could be elected under an IPR Reset. See “DESCRIPTION OF BENEFITS—Investment Preservation Rider – Advisory—IPR Reset” for more information about to conditions and consequences of an IPR Reset. Please consult your investment adviser representative to determine whether an IPR Reset may be appropriate for you.

Impact of Advisory Fees on an IPR Reset
To demonstrate the impact of Advisory Fees on an IPR Reset, assume the following:
(1)
IPR with a 10-year Holding Period is purchased at the time of application;
(2)
An initial premium payment of $100,000 is made;
(3)
No additional premium payments are made;
(4)
Your IPR Guaranteed Amount is $100,000;
(5)
By Policy Year 4, you have paid policy fees and charges, as well as cumulative Advisory Fees. Nevertheless, your Accumulation Value has increased to $130,000 due to market gains. You choose to elect an IPR Reset to lock-in those gains to increase your Guaranteed Amount under the IPR;
(6)
You request an IPR Reset as of the 4th policy anniversary;
(7)
After the request to reset, your new Guaranteed Amount is $130,000;
(8)
Your Holding Period End Date is extended an additional 10 years on the 4th policy anniversary (Policy Year 14).
Because Advisory Fees reduce your Accumulation Value dollar for dollar by the amount paid, they limit potential increases to the amount you could guarantee under an IPR Reset as calculated in (5) above.
Automatic Asset Rebalancing
This policy feature, which is available at no additional cost, allows you to automatically maintain the percentage of your Variable Accumulation Value allocated to each Investment Division at a pre-set level. Unless you opt out of AAR on your application or in a subsequent notice, your policy will be subject to AAR.
AAR works as follows:
You might specify that 50% of the Variable Accumulation Value of your policy be allocated to the MainStay VP MacKay Convertible Investment Division and 50% of the Variable Accumulation Value be allocated to the MainStay VP MacKay International Equity Investment Division. Over time, the fluctuations in returns from each of these Investment Divisions will shift the percentages of your Variable Accumulation Value in each Investment Division. Using AAR, NYLIAC will automatically transfer your Variable Accumulation Value back to the percentages you specify.
You can choose to have AAR transfers made on your quarterly, semi-annual, or annual Policy Anniversary.
If at any time you elect not to use the AAR feature and then change your mind, you or your investment adviser representative must send a completed AAR request form to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus or by any other method we make available. The VPSC must receive the completed AAR request form at least five Business Days before the date that the rebalancing is scheduled to begin. If we receive your completed AAR request form for this option less than five Business Days prior to the date you request rebalancing to begin, the reallocation will begin on the next rebalancing date based on the rebalancing frequency you selected. Faxed and e-mailed AAR requests are not currently accepted; however, we reserve the right to accept them at our discretion. You may modify an existing AAR by contacting us by phone at the number provided in the “CONTACTING NYLIAC” section of this Prospectus. We will suspend AAR automatically if the Variable Accumulation Value is less than $2,500 on a reallocation date. Once the Variable Accumulation Value equals or exceeds this amount, AAR will resume automatically as scheduled. There is no minimum amount that you must allocate among the Investment Divisions under this option. AAR may be cancelled if a premium allocation change or transfer is submitted on your behalf that is inconsistent with your current AAR arrangement. You may prevent this cancellation if a conforming AAR change is processed within one Business Day of the inconsistent premium allocation change or transfer.
You may cancel the AAR feature at any time by sending a written cancellation request in Good Order to the VPSC or by contacting us by phone or online as described in the “CONTACTING NYLIAC” section of this Prospectus. You may not elect the AAR feature if you have selected the traditional Dollar Cost Averaging option. However, you have the option of alternating between these two features.
Dollar Cost Averaging Programs
The main objective of dollar cost averaging is to achieve an average cost per Accumulation Unit that is lower than the average price per Accumulation Unit during volatile market conditions. Since you transfer the same dollar amount to an Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar cost averaging does not assure a profit in rising markets or protect against a loss in declining markets. Because it involves continuous investing regardless of price levels, you should consider your financial ability to continue to make purchases during periods of varying price levels. We do not count transfers under dollar cost averaging as part of your 25 free transfers each Policy Year. There is no charge imposed for either of the Dollar Cost Averaging programs.
We have set forth below an example of how dollar cost averaging works. In the example, we have assumed that you want to transfer $100 from the MainStay VP U.S. Government Money Market Investment Division to the MainStay VP Wellington U.S. Equity—Service Class Investment Division each month. Assuming the Accumulation Unit values below, you would purchase the following number of Accumulation Units:
Month	Amount Transferred	Accumulation Unit Value	Accumulation Units Purchased
1	$100	$10.00	10.00
2	$100	$8.00	12.50
3	$100	$12.50	8.00
4	$100	$7.50	13.33
Total	$400	$38.00	43.83
The average unit price is calculated as follows:
Total unit price	=	$38.00	=	$9.50
Number of months		4
The average unit cost is calculated as follows:
Total amount transferred	=	$400.00	=	$9.13
Total units purchased		43.83
In this example, with dollar cost averaging you would have paid an average of $9.13 per unit while the average price per unit during the purchase period was $9.50. Keep in mind that it is also possible for dollar cost averaging to result in a loss. For example, if Accumulation Unit Values had increased rapidly over the four-month period used in the example above, you would have achieved a lower average unit cost by making the entire purchase in the first month.
Traditional Dollar Cost Averaging (not available with the IPR)
This option, which is available at no additional cost, permits systematic investing to be made in equal installments over various market cycles to help reduce risk. You may specify, prior to the Annuity Commencement Date, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions You will specify the Investment Division(s) to transfer money from, the Investment Division(s) to transfer money to, the amounts to be transferred, the date on which transfers will be made, subject to our rules, and the frequency of the transfers (monthly, quarterly, semi–annually or annually). Each transfer from an Investment Division must be at least $100. You must have a minimum Accumulation Value of $2,500 to elect this option. Once all money has been allocated to the Investment Divisions of your choice or the balance in the Investment Division(s) you are transferring from is less than $100, the traditional Dollar Cost Averaging option will cease. A new request must be submitted to reactivate this feature. NYLIAC may reduce the minimum transfer amount and minimum Accumulation Value at its discretion.
NYLIAC will make all traditional Dollar Cost Averaging transfers on the day of each calendar month that you specify or on the next Business Day (if the day you have specified is not a Business Day). You may specify any day of the month except the 29th, 30th, or 31st. In order to process transfers under our traditional Dollar Cost Averaging Option, you or your investment adviser representative must send a written request in Good Order to the VPSC, at the address provided in the “CONTACTING NYLIAC” section of this Prospectus, or by any other method we may make available, no later than five Business Days prior to the date transfers are to begin. If your traditional Dollar Cost Averaging request is received less than five Business Days prior to the date you request it to begin, the transfers will begin on the day of the month you specify in the month following the receipt of your request in Good Order.
You may cancel the traditional Dollar Cost Averaging option at any time. To cancel the traditional Dollar Cost Averaging Option, you or your investment adviser representative must either send a written cancellation request in Good Order to the VPSC or at the address provided in the “CONTACTING NYLIAC” section of this Prospectus, call us at 1-800-598-2019, or by any other method we may make available. NYLIAC may also cancel this option if the Accumulation Value is less than $2,000, or such lower amount as we may determine. You may not elect the traditional Dollar Cost Averaging option if you have selected the Automatic Asset Rebalancing option. However, you have the option of alternating between these two features.
The DCA Advantage Account
This feature, which is available at no additional cost, permits you to set up automatic dollar cost averaging using the DCA Advantage Account when an initial premium payment or a subsequent premium payment is made. The DCA Advantage Account transfers amounts automatically to the Investment Divisions you choose in up to six monthly increments, as described below. We credit amounts in the DCA Advantage Account with interest. You can request the DCA Advantage Account in addition to traditional Dollar Cost Averaging or Automatic Asset Rebalancing. To set up a DCA Advantage Account you or your investment adviser representative must send written notice on a form specified by NYLIAC to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus or use any other method we may make available.
If you wish to allocate to the DCA Advantage Account, each premium payment you allocate to it must be at least $2,000. If your payment is less than the $2,000 minimum, it will not be allocated to the DCA Advantage Account. Instead, it will be automatically applied directly to the Investment Divisions that you have specified to receive transfers from the DCA Advantage Account. You must specify the Investment Divisions into which transfers from the DCA Advantage Account are to be made. However, you may not select the DCA Advantage Account if its duration would extend beyond the Annuity Commencement Date. We do not count transfers out of the DCA Advantage Account as part of your 25 free transfers each Policy Year. Dollar cost averaging will begin one month from the date NYLIAC receives the premium payment and transfers will be made on the same day (or on the next Business Day if the day is not a Business Day) each subsequent month for the duration of the DCA Advantage Account. If a transfer is scheduled to occur on a day that does not exist in a month, it will be processed on the last day of that month or on the next Business Day if the last day of that month is not a Business Day. The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Advantage Account. For example, the amount of the first monthly transfer out of the DCA Advantage Account will equal 1/6 of the value of the DCA Advantage Account on the date of the transfer. The amount of each of the five remaining transfers will equal 1/5, 1/4, 1/3, 1/2 and the remainder of the balance, respectively, of the value of the DCA Advantage Account on the date of each transfer.
You may not have more than one DCA Advantage Account open at the same time. Accordingly, any subsequent premium payment we receive for a DCA Advantage Account that is already open will be allocated to that same DCA Advantage Account and will earn the same interest rate. The entire value of the DCA Advantage Account will be completely transferred to the Investment Divisions within the duration specified. For example, if you allocate an initial premium payment to the DCA Advantage Account under which the 6–month term will end on December 31, 2021 and you make a subsequent premium payment to the 6-month DCA Advantage Account before December 31, 2021, we will allocate the subsequent premium payment to the same 6-month DCA Advantage Account already opened and transfer the entire value of the 6-month DCA Advantage Account to the Investment Divisions by December 31, 2021 even though a portion of the money was not in that DCA Advantage Account for the entire 6-month period. If an additional premium payment of $2,000 or more is allocated to the DCA Advantage Account after the duration has expired, the DCA Advantage Account will be re-activated and will earn the interest rate that is in effect on the Business Day the new premium payment is received at the VPSC (which may be different than prior interest rates applicable to prior DCA Advantage Accounts).
You can make partial withdrawals and transfers (in addition to the automatic transfers described above) from the DCA Advantage Account. We will make partial withdrawals and transfers first from the DCA Advantage Account Accumulation Value attributed to the initial premium payment and then from the DCA Advantage Account Accumulation Value attributed to subsequent allocations in the order received.
You cannot make transfers into the DCA Advantage Account from any Allocation Option.
Charges And Deductions

Transaction Expenses
Transfer Fees
Currently, we do not charge for transfers under the policy. However, we reserve the right to charge up to $30 for each transfer after the first 25 in a given Policy Year, subject to any applicable state insurance law requirements. The charge is to compensate us for the expense of processing the transfer. The transfer charge, if applicable, will be assessed at the time that the transfer is processed and will be deducted from your Accumulation Value and taken pro rata from each Allocation Option. Each time you request a transfer, we will assess the transfer charge, if applicable. Separate requests submitted on the same day will each be treated as separate transfers. Transfers made under traditional Dollar Cost Averaging, the DCA Advantage Account, and Automatic Asset Rebalancing do not count toward this transfer limit.
Payments Returned for Insufficient Funds
If your premium payment is returned for insufficient funds, we reserve the right to reverse your allocation(s) and charge you a $20 fee for each returned payment. The charge is to compensate us for the expense of processing the returned payment. This charge, if applicable, will be assessed at the time the payment is reversed and will be deducted from your Accumulation Value and taken pro rata from each Allocation Option. In addition, the Portfolio may also redeem shares to cover any losses it incurs as result of a returned payment. If a payment is returned for insufficient funds for two consecutive periods, the privileges to pay by check or electronically will be suspended until the VPSC receives a written request to reinstate it in Good Order at one of the addresses noted in the “CONTACTING NYLIAC” section of the Prospectus, and we agree.
IPR Termination and Withdrawal Charge
As set forth below, during the first three Policy Years, we will assess an IPR Termination and Withdrawal Charge if the policy owner (i) cancels the IPR; (ii) surrenders the policy; and/or (iii) takes a partial withdrawal in excess of the IPR Free Withdrawal Amount.
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Charge upon IPR cancellation. If you cancel the IPR after thirty (30) days and within the first three Policy Years, we will deduct a one-time Termination and Withdrawal Charge from your Accumulation Value. The amount of the charge is determined as a percentage of the guaranteed amount that exceeds the IPR Free Withdrawal Amount. If you cancel the IPR, the cancellation will be effective on the Business Day that the VPSC receives your cancellation request in Good Order. We will deduct the IPR Termination and Withdrawal Charge pro rata from the Allocation Options in which you are invested on the date of the deduction. You should consult with your investment adviser representative before electing to cancel your IPR.
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Charge upon policy surrender. If you choose to surrender your policy within the first three Policy Years, we will deduct a one-time Termination and Withdrawal Charge from your Accumulation Value. The amount of the charge is determined as a percentage of the guaranteed amount that exceeds the IPR Free Withdrawal Amount. The IPR Termination and Withdrawal Charge will be assessed on the Business Day that we receive your request to surrender in Good Order and will be deducted from the amount of proceeds paid to you upon surrender. You should consult with your investment adviser representative before electing to surrender your policy.

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Charge upon partial withdrawals that exceed the IPR Free Withdrawal Amount. If you choose to take a partial withdrawal that exceeds the IPR Free Withdrawal Amount in the first three Policy Years, we will assess a Termination and Withdrawal Charge for each such partial withdrawal. The amount of the charge is determined as a percentage of that portion of the Guaranteed Amount Proportional Reduction that exceeds the IPR Free Withdrawal Amount. We will assess the charge on the Business Day that we receive your withdrawal request in Good Order. We will deduct the IPR Termination and Withdrawal Charge pro rata from the Allocation Options in which you are invested on the date of the deduction. You should consult your investment adviser representative before taking any partial withdrawals to determine whether such withdrawal will cause you to incur an IPR Termination and Withdrawal Charge.
The IPR Free Withdrawal Amount is the maximum amount that is not subject to IPR Termination and Withdrawal Charges in any given Policy Year for the first three Policy Years as a result of an IPR cancellation, policy surrender, or partial withdrawals. This amount is calculated as the greater of 20% of the guaranteed amount as of the last policy anniversary (or the sum of all premium payments if assessed in the first policy year), and the required minimum distribution applicable to the policy as of the last policy anniversary. Please note that amounts withdrawn as an IPR Free Withdrawal Amount (other than Advisory Fees) will result in a Guaranteed Amount Proportional Reduction and will operate to reduce the Guaranteed Amount under the IPR. Withdrawals to pay Advisory Fees do not reduce the IPR Free Withdrawal Amount or result in a Guaranteed Amount Proportional Reduction.
The maximum IPR Termination and Withdrawal Charge is 2.00% of the amount that exceeds the IPR Free Withdrawal Amount. We are currently charging the maximum amount. We may set a lower charge at our sole discretion. This charge is to compensate NYLIAC for the costs and risks we assume in providing the benefit. You should check with your investment adviser representative to determine the percentage we are currently charging before you decide to cancel.
If you reset the amount that is guaranteed, a new IPR Termination and Withdrawal Charge may apply. This charge may be more or less than the charge currently in effect on your policy, but will never exceed the stated maximum. Upon an IPR Reset, any new percentage will be effective on the Rider Reset Effective Date.
Examples of how the IPR Termination and Withdrawal Charge is calculated are set forth below:
IPR cancellation within first 3 Policy Years:
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The IPR with a 10, 12, 13, 14, or 15-year Holding Period is purchased at the time of application;
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An initial premium payment of $100,000 is made in the first Policy Year;
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No additional premium payments are made;
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A request to cancel the IPR is made in the second policy year; and
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Your Accumulation Value immediately preceding the cancellation has decreased to $80,000 due to market fluctuations.
The Guaranteed Amount under the IPR is $100,000.00 (100% of the sum of all premium payments made in the first Policy Year, less all Guaranteed Amount Proportional Reductions). The IPR Free Withdrawal Amount is $20,000 (20% of the Guaranteed Amount). When the cancellation is made in the second Policy Year, we will assess the IPR Termination and Withdrawal Charge on the Guaranteed Amount that exceeds the IPR Free Withdrawal Amount. We calculate the amount of the IPR Termination and Withdrawal Charge as follows:
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IPR Termination and Withdrawal Charge = ($100,000 - $20,000) x 0.02 = $1,600
On the effective date of the request to cancel the IPR, we will deduct $1,600 from the policy’s Accumulation Value pro rata from each Allocation Option in which you are invested on the date of the deduction. The policy will continue, but the IPR will have no force or effect.
Policy Surrender within the first 3 Policy Years:
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The IPR with a 10, 12, 13, 14, or 15-year Holding Period is purchased at the time of application;
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An initial premium payment of $100,000 is made in the first Policy Year;

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No additional premium payments are made;
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A request to surrender the policy is made in the second policy year; and
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Your Accumulation Value immediately preceding the surrender has increased to $120,000 due to market fluctuations.
The Guaranteed Amount under the IPR is $100,000.00 (100% of the sum of all premium payments made in the first Policy Year, less all Guaranteed Amount Proportional Reductions). The IPR Free Withdrawal Amount is $20,000 (20% of the Guaranteed Amount). When the surrender request is made in the second Policy Year, we will assess the IPR Termination and Withdrawal Charge on the Guaranteed Amount that exceeds the IPR Free Withdrawal Amount. We calculate the amount of the IPR Termination and Withdrawal Charge as follows:
IPR Termination and Withdrawal Charge = ($100,000 - $20,000) x 0.02 = $1,600
On the effective date of the request to surrender the policy, we will deduct $1,600 from your surrender proceeds and your policy will terminate.
Partial withdrawal in the first 3 Policy Years:
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The IPR with a 10, 12, 13, 14, or 15-year Holding Period is purchased at the time of application;
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An initial premium payment of $100,000 is made in the first Policy Year;
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No additional premium payments are made;
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A partial withdrawal request of $20,000 is made in the second policy year; and
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Your Accumulation Value immediately preceding the withdrawal has decreased to $80,000 due to market fluctuations.
The Guaranteed Amount under the IPR is $100,000.00 (100% of the sum of all premium payments made in the first Policy Year, less all Guaranteed Amount Proportional Reductions). The IPR Free Withdrawal Amount is $20,000 (20% of the Guaranteed Amount). When the partial withdrawal was made in the second Policy Year, we reduced the Guaranteed Amount by the amount of the Guaranteed Proportional Reduction. We calculated the amount of the Guaranteed Amount Proportional Reduction by taking the requested withdrawal amount ($20,000), dividing it by the Accumulation Value immediately preceding the withdrawal ($80,000), and multiply that number by the Guaranteed Amount immediately preceding the withdrawal ($100,000).
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Guaranteed Amount Proportional Reduction = ($20,000/$80,000) x $100,000 = $25,000
Because, in this example, the Accumulation Value was less than the IPR Guaranteed Amount at the time the withdrawal was taken, the withdrawal reduced the value of the IPR benefit by more than the dollar amount of the withdrawal (a $20,000 withdrawal reduced the IPR Guaranteed Amount by $25,000).
In addition, because the withdrawal is taken in the first three Policy Years, we also assess an IPR Termination and Withdrawal Charge. The IPR Termination and Withdrawal Charge is assessed on the amount of the Guaranteed Amount Proportional Reduction that exceeds the IPR Free Withdrawal Amount:
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IPR Termination and Withdrawal Charge = ($25,000 - $20,000) x 0.02 = $100
On the effective date of the withdrawal, we will deduct $100 from the policy’s Accumulation Value pro rata from each Allocation Option in which you are invested on the date of the deduction and the rider will continue. In addition, the new IPR Guaranteed Amount is $75,000 ($100,000 (original guaranteed amount) - $25,000 (Guaranteed Amount Proportional Reduction). This means that your new IPR Guaranteed Amount is now $75,000 rather than the original guaranteed amount of $100,000. See “DESCRIPTION OF BENEFITS—Investment Preservation Rider-Advisory—IPR Reset” for an example of how the IPR Reset works.

Annual Policy Expenses
Base Contract Charges
Prior to the Annuity Commencement Date, we deduct a Base Contract Charge from the assets of the Separate Account to compensate us for certain mortality and expense risks and administrative costs (M&E Charge) we assume under the policies and for providing policy administration services.
Each day, as part of our calculation of your Accumulation Value, we make a deduction for the Base Contract Charge. The amount of your charge depends on the amount of your Accumulation Value on your Policy Monthly Anniversary as described below.
On the Policy Date, and on the first and second Policy Monthly Anniversary, your Base Contract Charge will be based on the greater of a) the total Premium Payments as stated on your policy application or b) your Accumulation Value. Beginning on the third Policy Monthly Anniversary and thereafter, the charge will be based on your Accumulation Value.
If the applicable amount used to determine the charge as described above is greater than or equal to $1,000,000, the charge is 0.30%. If the amount is greater than or equal to $500,000 but less than $1,000,000, the charge is 0.35%. If the amount is below $500,000, the charge is 0.40%
The charge in effect on the Policy Date or on a Policy Monthly Anniversary remains in effect until the subsequent Policy Monthly Anniversary. If your Policy Monthly Anniversary falls on a day that is not a Business Day, the charge will be determined on the next Business Day.
An example is included below:
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The policy is issued on 5/15/2021 with an initial premium payment of $100,000. The total premium noted in the policy application is $510,000. The Base Contract Charge for the first Policy Month will be 0.35% because it is based on the total premium noted in your application.
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As of the first Policy Monthly Anniversary on 6/15/2021, the policy’s Accumulation Value increases by another $100,000. The Base Contract Charge is still 0.35% based on the total premium noted in your application.
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On the second Policy Monthly anniversary on 7/15/2021, the further $310,000 is received. The Base Contract Charge is still 0.35% based on the total premium noted in your application.
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On the third Policy Monthly anniversary on 8/15/2021, the Accumulation Value drops to $495,000 due to market performance and deductions to pay Base Contract Charges and Advisory Fees. At such time, the Base Contract Charge will increase to 0.40% because it is now based on your Accumulation Value rather than the total premium noted in your application. This charge will remain in effect until the next Monthly Policy Anniversary.
The Base Contract Charge may vary based on the Accumulation Value of the policy when the Base Contract Charge is deducted. We guarantee that the charge expressed as a percentage will not increase. If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these proceeds for any corporate purpose, including to cover expenses relating to the sale of the policies..
The mortality risk assumed is the risk that Annuitants as a group will live for a longer time than our actuarial tables predict. As a result, we would be paying more Income Payments than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each policy, will differ from actual mortality experience. Lastly, we assume a mortality risk that, at the time of death, the guaranteed minimum death benefit will exceed the policy’s Accumulation Value. The expense risk assumed is the risk that the cost of issuing and administering the policies will exceed the amount we charge for these services. We expect to make a profit from this charge, which we may use for any purpose.

Optional Benefit Expenses
Annual Death Benefit Reset (ADBR) Rider Charge
If you purchase the ADBR Rider, we will deduct a charge each policy quarter that the rider is in effect based on the amount that is guaranteed as of the last Reset Anniversary, less any Reset Value Proportional Reductions. This charge is to compensate NYLIAC for the risk of the underlying guarantee provided by the rider. This charge will be deducted from each Investment Division and the DCA Advantage Account in proportion to its percentage of the Accumulation Value of the applicable quarter and will not reduce your Adjusted Premium Payments. This charge will continue to be deducted while the policy remains in-force.
The current charge for the ADBR Rider is 0.25% per year (0.0625% per quarter).
Annual Charge for the Investment Preservation Rider
The IPR is available only at the time of application. If you purchased the IPR we deduct a charge each policy quarter that the rider is in effect based on the amount that is guaranteed. This charge is to compensate NYLIAC for the risk of the underlying guarantee provided by the rider. We deduct this charge beginning with the first policy quarter after the Rider Effective Date. (See “TABLE OF FEES AND EXPENSES.”) Usually, we deduct the charge from each Allocation Option in proportion to its percentage of the Accumulation Value on the first Business Day of the applicable policy quarter.
The guaranteed maximum annual charge is 2.0% for the 10-Year Holding Period and 1.50% for the 12, 13, 14 and 15-year Holding Period options. We may set a lower charge at our sole discretion.
For the IPR, the current charge ranges from 0.50% to 0.70% of the amount that is guaranteed, applied on a quarterly basis (0.125% to 0.175% per quarter), depending on the Holding Period you choose.
If you reset the amount that is guaranteed, a new charge for the IPR may apply. This charge may be more or less than the charge currently in effect on your policy but will never exceed the stated guaranteed maximum. The charge in effect on the Rider Effective Date or on the Rider Reset Effective Date of any reset will not change after the date the rider (or any reset) becomes effective, unless you again reset the amount that is guaranteed. After a reset, we will continue to deduct the current charge until the first policy quarter following the Rider Reset Effective Date.
In addition, if during the first three Policy Years, you (i) cancel the IPR; (ii) surrender the policy; and/or (iii) take a partial withdrawal in excess of the IPR Free Withdrawal Amount, we will assess an IPR Termination and Withdrawal Charge. See “CHARGES AND DEDUCTIONS—Transaction Expenses—IPR Termination and Withdrawal Charge” section of the prospectus for more information.
Annual Portfolio Expenses
Portfolio fees and expenses are deducted from and paid out of the assets of the Portfolios. The value of the assets of the Separate Account will indirectly reflect the Portfolios’ total fees and expenses. The Portfolios’ total fees and expenses are not part of the policy. They may vary in amount from year to year. These fees and expenses are described in detail in the relevant Portfolio’s prospectus and/or SAI. A complete list of Portfolios available under the policy, including their annual expenses, may be found in APPENDIX 1A.
Certain Portfolios may also impose liquidity or redemption fees on withdrawals (including transfers) pursuant to SEC rules, including Rules 2a-7 or 22c-2 under the Investment Company Act of 1940. In such cases, we would administer the Portfolio fees and deduct them from your Accumulation Value or transaction proceeds.
Advisory Fee Expenses
This policy is available exclusively through investment adviser representatives of Eagle, an affiliated investment adviser, who may use it in implementing recommendations made under a fee-based financial plan or may otherwise use the policy as part of an investment advisory portfolio established for you. In doing so, Eagle will provide advice for a fee. The fee for this advice is set by Eagle and your Investment adviser representative and is covered in a separate agreement between you and Eagle. We are not a party to that agreement, and we have not made any independent review of the fee for those services.

Currently, we require that you agree to deduct Advisory Fees directly from your policy’s Accumulation Value to pay the Investment Adviser. This Advisory Fee is in addition to policy fees and expenses disclosed in this prospectus. Payment of Advisory Fees from your Accumulation Value will reduce your Accumulation Value by the amount withdrawn, may reduce your Standard Death Benefit and other optional benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax. Advisory Fees will be assessed monthly and will be deducted pro rata from your Allocation Options in which you are invested on the date of the deduction.
Taxes
NYLIAC may, where premium taxes are imposed by state law, deduct such taxes from your policy either: (i) when a surrender or cancellation occurs, or (ii) at the Annuity Commencement Date. Applicable premium tax rates depend upon such factors as your current state of residency, and the insurance laws and NYLIAC’s status in states where premium taxes are incurred. Current premium tax rates range from 0% to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.
We may in the future seek to amend the policies to deduct premium taxes when a premium payment is received.
Under present laws, NYLIAC will also incur state and local taxes (in addition to the premium taxes described above) in several states. NYLIAC may assess charges for such taxes.
NYLIAC does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the Separate Account reserves under the policies. (See “FEDERAL TAX MATTERS.”) Based upon these expectations, no charge is being made currently for corporate federal income taxes which may be attributable to the Separate Account. Such a charge may be made in future years for any federal income taxes NYLIAC incurs.
Distributions Under The Policy

Surrenders and Withdrawals
You can make partial withdrawals, periodic partial withdrawals, or surrender the policy to receive part or all of your Accumulation Value at any time before the Annuity Commencement Date and while the Annuitant is living. To request a surrender or withdrawal, you can send a written request in Good Order to the VPSC at one of the addresses listed on the “CONTACTING NYLIAC” section of this Prospectus, or utilize any other method we make available. Faxed and e-mailed requests are not currently accepted, however, we reserve the right to accept them at our discretion. If the request is in Good Order, the amount available for withdrawal is the Accumulation Value at the end of the Business Day that the VPSC receives the written request in Good Order, less any, taxes that we may deduct. If you have not provided us with a written election not to withhold federal income taxes at the time you make a withdrawal or surrender request, NYLIAC must by law withhold such taxes from the taxable portion of any surrender or withdrawal. We will remit that amount to the federal government. In addition, some states have enacted legislation requiring withholding. You can also request a partial withdrawal online at www.newyorklife.com. NYLIAC will pay all surrenders or withdrawals within seven days of receipt of all required information in Good Order (including documents necessary to comply with federal and state tax law), subject to postponement in certain circumstances. (See “THE POLICIES—Delay of Payments.”)
Since you assume the investment risk with respect to amounts allocated to the Separate Account and because certain surrenders or withdrawals are subject to premium tax deduction, the total amount paid upon surrender of the policy (taking into account any prior withdrawals) may be more or less than the total premium payments made. Certain withdrawals or surrenders made within the first three Policy Years are also subject to an IPR Termination and Withdrawal Charge if the IPR is elected.
Surrenders and withdrawals may be taxable transactions, and the Code provides that a 10% penalty tax may be imposed on certain surrenders or withdrawals made before the Owner attains age 59 ½ (the penalty tax is increased to 25% in the case of a distribution from a SIMPLE IRA within the first two years of your participation in the SIMPLE IRA Plan). (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) In addition, taxable surrenders and withdrawals may be subject to an additional 3.8 percent tax on net investment income. (See “FEDERAL TAX MATTERS—3.8 Percent Tax on Certain Investment Income.”)

Surrenders
We may a deduct state premium tax, if applicable, from the amount paid. We will pay the proceeds in a lump sum to you unless you elect a different Income Payment method. For surrender requests over $50,000, we may require additional verification of your identity before the request can be deemed in Good Order. For surrender requests of any size, if your address or bank account information has been on file with us for less than thirty (30) days, we may require additional verification of your identity before we will process a request to send surrender proceeds electronically to that bank account or through the mail to that address. (See “ANNUITY PAYMENTS (THE INCOME PHASE)—Income Payments.”) Surrenders may be taxable transactions and a 10% penalty tax may be applicable if the surrender is made before the Owner attains age 59½. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”)
In addition, if you have elected the IPR and choose to surrender your policy within the first three Policy Years, you will be assessed an IPR Termination and Withdrawal Charge. See "CHARGES AND DEDUCTIONS—Transaction Expenses—IPR Termination and Withdrawal Charge."
Partial Withdrawals
The minimum amount that can be withdrawn is $500, unless we agree otherwise. We will withdraw the amount from the Allocation Options in accordance with your request. However, if you do not specify how to allocate a partial withdrawal among the Allocation Options or if the IPR is in effect, we will deduct the partial withdrawal on a pro-rata basis. Your requested partial withdrawal will be effective on the Business Day we receive your request in Good Order at the VPSC or online at www.newyorklife.com. However, if that day is not a Business Day or if your request is received after the close of the NYSE, then the requested partial withdrawal will be effective on the next Business Day. Generally, we will pay the partial withdrawal within seven days of that date. Partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”)
If the requested partial withdrawal is equal to the value in any of the Allocation Options from which the partial withdrawal is being made, we will pay the entire value of that Allocation Option and/or the DCA Advantage Account. If honoring a partial withdrawal request would result in an Accumulation Value that would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy and pay you the Accumulation Value in a single sum, subject to any applicable state insurance law or regulation. We will notify you of our intention to exercise this right and give you 90 days to make a premium payment. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum.
Currently, online withdrawals cannot exceed $250,000. Also note that we may require additional verification of your identity for written partial withdrawal requests for amounts greater than $50,000 before the request can be deemed in Good Order. For withdrawal requests of any size, if your address or bank account information has been on file with us for less than 30 days, we may require the request in writing or require additional verification of your identity, in a means acceptable to us, before we will process a request to send partial withdrawal proceeds electronically to that bank account or through the mail to that address. In addition, partial withdrawal requests made from policies that are less than 90 days old or that had an ownership change within 30 days of such partial withdrawal request must be made in writing and sent to the VPSC at one of the addresses noted in the “CONTACTING NYLIAC” section of this Prospectus. Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion.
If you have elected the IPR and choose to withdrawal more than the IPR Free Withdrawal Amount during the first three Policy Years, you will be assessed an IPR Termination and Withdrawal Charge. See “CHARGES AND DEDUCTIONS—Transaction Expenses—IPR Termination and Withdrawal Charge.”
It is important to note that any withdrawal (other than withdrawals made to pay Advisory Fees) may reduce the Standard Death Benefit and any optional benefit proportionally. For example, if you request a withdrawal at a time when your Accumulation Value is less than the amount guaranteed by the benefit, the reduction in the benefit could be greater than the dollar amount withdrawn. See “DESCRIPTION OF BENEFITS—The Standard Death Benefit – Death Before Annuity Commencement; Annual Death Benefit Reset Rider; and Investment Preservation Rider – Advisory” for more information about how withdrawals may reduce the benefits provided under the Standard Death Benefit, ADBR rider and IPR.

Periodic Partial Withdrawals
You may elect to receive regularly scheduled partial withdrawals from the policy. These periodic partial withdrawals may be paid on a monthly, quarterly, semi–annual, or annual basis. You will elect the frequency of the withdrawals and the day of the month for the withdrawals to be made (may not be the 29th, 30th, or 31st of a month). We will make all withdrawals on the day of each calendar month you specify, or on the next Business Day (if the day you have specified is not a Business Day). To process Periodic Partial Withdrawals, you must send a written request in Good Order to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus, or utilize any other method we make available. NYLIAC must receive a request no later than five Business Days prior to the date the withdrawals are to begin. If we receive your request less than five Business Days prior to the date you request withdrawals to begin, the withdrawals will begin on the day of the month you specify in the month following the receipt of your request. Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion. You may specify the Allocation Options from which the periodic partial withdrawals will be made. The minimum amount is $100, or such lower amount as we may permit. Periodic partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) If you do not specify otherwise, we will withdraw money on a pro-rata basis from each Investment Division.
It is important to note that any withdrawal (other than withdrawals made to pay Advisory Fees) may reduce the Standard Death Benefit and any optional benefit proportionally. Please contact your investment adviser representative to discuss your periodic partial withdrawal arrangement.
Withdrawals to pay Advisory Fees
Currently, we require you to deduct Advisory Fees directly from your policy’s Accumulation Value. These Advisory Fees are in addition to fees and expenses disclosed in this prospectus. We treat Advisory Fee payments as an expense of the policy and not a taxable withdrawal if (1) your policy is a Qualified Policy, or (2) if under your Non-Qualified Policy, your Advisory Fee (i) is determined based on an arms-length transaction between you and the Investment Adviser, (ii) will not exceed an amount equal to an annual rate of 1.0% of the policy’s Accumulation Value, and (iii) will compensate the Investment Adviser only for investment advice provided to you with respect to this policy and not for any other services. Any withdrawal from your Accumulation Value to pay your Advisory Fees will reduce your Accumulation Value by the amount withdrawn on a dollar-for-dollar basis. These deductions will impact the benefits provided under your policy as described below:
•
Standard Death Benefit: The death benefit that comes standard with this policy is the higher of either:
a.
your Accumulation Value, or
b.
the Return of Premium Death Benefit.
Since any deduction to pay Advisory Fees will reduce your Accumulation Value by the amount withdrawn, such deductions will reduce your Standard Death Benefit as calculated in section (a) above. Deductions to pay Advisory Fees will not impact the benefits guaranteed under the Return of Premium Death Benefit in section (b).
•
Annual Death Benefit Reset Rider: With this rider, we look at your Accumulation Value each Policy Anniversary. If on that Policy Anniversary, your current Accumulation Value is greater than your guaranteed death benefit on the previous Policy Anniversary, we will automatically reset the minimum value of your death benefit to equal your higher Accumulation Value. To the extent that payment of Advisory Fees from your policy reduces your Accumulation Value, such fees will reduce the potential for increases in the guaranteed benefits under the rider.
•
Investment Preservation Rider:
(i)
IPR Guaranteed Amount. This rider protects your investments from loss for a specified holding period. If, after a specified holding period, your Accumulation Value is less than the amount guaranteed by the rider, we will make a one-time increase to your Accumulation Value to make it equal to the guaranteed amount. Withdrawals from your Accumulation Value to pay Advisory Fees do not reduce the amount guaranteed under this rider.

(ii)
IPR Reset. At any point while the IPR is in effect, if your Accumulation Value is greater than the guaranteed amount, you can elect to “reset” your rider so that the new guaranteed amount will equal your higher Accumulation Value. To the extent that payment of Advisory Fees from your policy reduce your Accumulation Value, such fees will also reduce the potential for increases in the guaranteed amount that could be elected under an IPR Reset. See “DESCRIPTION OF BENEFITS—Investment Preservation Rider - Advisory” for more information about to conditions and consequences of an IPR Reset. Please consult your investment adviser representative to determine whether an IPR Reset may be appropriate for you.
(iii)
IPR Death Benefit. Withdrawals to pay Advisory Fees may also impact the amount payable under the IPR Death Benefit. Although such withdrawals do not reduce the amount guaranteed under the rider, to the extent that such withdrawals reduce your Accumulation Value, they may affect the calculation of the death benefit for your beneficiaries if you die. See “DESCRIPTION OF BENEFITS—Investment Preservation Rider - Advisory” for examples of how withdrawals to pay Advisory Fees may impact the IPR Death Benefit.
Required Minimum Distribution Option
As of January 1, 2020, the age when required distributions must begin for IRAs, SIMPLE IRAs and SEP IRAs has increased from age 70½ to 72. This change only applies if you attain age 70½ on or after January 1, 2020. For IRAs, SIMPLE IRAs and SEP IRAs, the policyowner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 72. For Inherited IRAs and Inherited Roth IRAs, a policyowner who is an Eligible Designated Beneficiary is required to take the first required minimum distribution on or before December 31 of the calendar year following the year of the original owner’s death. For Inherited Non-Qualified policies, the policyowner is required to take the first required minimum distribution prior to the first anniversary of the original owner’s death.
Our Right to Cancel
If we do not receive any premium payments for a period of two years, and the Accumulation Value of your policy would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy subject to any applicable state insurance law or regulation. We will notify you of our intention to exercise this right and, provided that you are not older than the maximum age for making a premium payment as stated on the Policy Data Page, give you 90 days to make a premium payment. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum.
Annuity Payments (The Income Phase)

Annuity Commencement Date
The income phase of your policy occurs when you begin receiving regular payments from us (Income Payments). The Annuity Commencement Date is the day those Income Payments begin (sometimes referred to as annuitization of the policy) unless the policy has been surrendered or an amount has been paid as proceeds to the designated Beneficiary prior to that date. The Annuity Commencement Date is the date specified on the Policy Data Page, but is usually the date you attain age 95. The earliest possible Annuity Commencement Date is the first Policy Anniversary. If we agree, you may change the Annuity Commencement Date to an earlier date. If we agree, you may also defer the Annuity Commencement Date to a later date, which could be as late as the date you attain age 115, provided that we receive notice of the request in Good Order at least one month before the last selected Annuity Commencement Date, and that applicable state law permits a deferral to such date. To request to change or defer the Annuity Commencement Date to a later date, subject to the constraints noted above, you must provide notice in a form acceptable to us (or as required under state law) in Good Order to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus. You may not withdraw any Accumulation Value from your policy after the Annuity Commencement Date. Any request for a partial withdrawal must be received at least 30 days prior to the Annuity Commencement Date.
The Annuity Commencement Date and Income Payment method for Qualified Policies and Inherited Non-Qualified policies may also be controlled by endorsements, the plan, or applicable law.

Income Payments
Election of Income Payment Options
On the Annuity Commencement Date, the Accumulation Value will be applied to provide a monthly Income Payment. Unless you instruct us otherwise, we will make Income Payments under the Life Income – Guaranteed Period Payment Option, under which we will make equal Income Payments for your lifetime or for ten (10) years, if you die before receiving ten (10) years of Income Payments. (See “ANNUITY PAYMENTS” in the Statement of Additional Information.) However, on or before the Annuity Commencement Date, you can elect to receive Income Payments under such other option we may offer at that time where permitted by state laws. We will require that a lump sum payment be made if the Accumulation Value is an amount that would provide Income Payments of less than $20 a month on the Annuity Commencement Date. If the Life Income – Guaranteed Period Payment Option is not chosen, you may change the Income Payment option or request any other method of payment we agree to at any time before the Annuity Commencement Date. To change the Income Payment option or to request another method of payment prior to the Annuity Commencement Date, you must send a written request in Good Order to the VPSC at one of the addresses listed in the “CONTACTING NYLIAC” section of this Prospectus. However, once payments begin, you may not change the option. If a life Income Payment option is chosen, we may require proof of birth date before Income Payments begin. For Income Payment options involving life income, the actual age of the Annuitant(s) will affect the amount of each payment. Since payments based on older Annuitants are expected to be fewer in number, the amount of each annuity payment should be greater. We will make payments under the Life Income Guaranteed Period Payment Option in the same specified amount and over the life of the Annuitant(s) with a guarantee of ten (10) years of payments, even if an Annuitant dies sooner. NYLIAC does not currently offer variable Income Payment options.
A policyowner may elect to apply a portion of the Accumulation Value toward one of the Income Payment options we may offer, while the remainder of the policy continues to accumulate income on a tax–deferred basis. This is called a partial annuitization. A partial annuitization will reduce the benefits provided under the policy. The Accumulation Value will be reduced by the amount placed under one of the Income Payment options we may offer. Under a partial annuitization, the policy’s Accumulation Value, any riders under the policy and any charges assessed (including the IPR Termination and Withdrawal Charge) will be treated the same as they would under any other withdrawal from the policy’s Accumulation Value. (See “FEDERAL TAX MATTERS.”) Partial annuitization is not available for Inherited Non-Qualified or Inherited Roth IRA policies.
It is important to note that partial annuitizations will reduce the Standard Death Benefit and any optional benefit proportionally.
Under Income Payment options involving life income, the Payee may not receive Income Payments equal to the total premium payments made under the policy if the Annuitant dies before the actuarially predicted date of death. We base Income Payment options involving life income on annuity tables that vary on the basis of gender, unless the policy was issued under an employer sponsored plan or in a state which requires unisex rates.
Taxable Income Payments may be subject to an additional 3.8 percent tax on net investment income. (See “FEDERAL TAX MATTERS—3.8 Percent Tax on Certain Investment Income.”)
Proof of Survivorship
We may require satisfactory proof of survival from time to time, before we pay any Income Payments or other benefits. We will request the proof at least 30 days prior to the next scheduled Payment Date.
The DCA Advantage Account

The DCA Advantage Account is backed by assets in NYLIAC’s general account, which includes all of NYLIAC’s assets except those assets specifically allocated to NYLIAC’s separate accounts. NYLIAC has sole discretion to invest the assets of the DCA Advantage Account subject to applicable law. The DCA Advantage Account is not registered under the federal securities laws and is generally not subject to their provisions. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the DCA Advantage Account. These disclosures regarding the DCA Advantage Account are subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. If the five-year

Constant Maturity Treasury Rate, less 125 basis points, is below 3%, we may refuse the allocation of all or a portion of your Premium Payment to the DCA Advantage Account.
NYLIAC will set interest rates in advance for each date on which we may receive a premium payment to the DCA Advantage Account. We will never declare less than the minimum guaranteed interest rate stated on the Policy Data Page of your policy. If you choose to allocate your initial premium payment to the DCA Advantage Account, the initial premium, and any subsequent premium payments we receive for an initial DCA Advantage Account that is already open, will earn interest at the rate in effect on the date you signed your application. If an additional premium payment is allocated to the DCA Account after the duration of the initial account has expired, the DCA Advantage Account will be re-activated and will earn interest at the rate in effect on the Business Day we receive the premium payment.
Interest rates for subsequent premium payments made into the DCA Advantage Account may be different from the rate applied to prior premium payments made into the DCA Advantage Account. The DCA Advantage Account Accumulation Value will never be less than the DCA Advantage Account portion of the Nonforfeiture Value.
The annual effective rate that we declare is credited only to amounts remaining in the DCA Advantage Account. We credit the interest on a daily basis. Because money is periodically transferred out of the DCA Advantage Account, amounts in the DCA Advantage Account will not achieve the declared annual effective rate. Please note that interest credited under the DCA Advantage Account will exceed the actual investment earnings of NYLIAC less appropriate risk and expense adjustments. Excess interest amounts credited to the DCA Advantage Account will be recovered by fees and charges associated with the Investment Divisions in later Policy Years. The interest credited in later Policy Years may be less than that for the first Policy Year.
Federal Tax Matters

Introduction
The following discussion is general and is not intended as tax advice. We issue both Qualified and Non-Qualified Policies. Both types of policies offer tax-deferred accumulation. A Non-Qualified Policy can provide for retirement income other than through a tax-qualified plan. Qualified Policies are designed for use by individuals in retirement plans which are intended to qualify as plans qualified for special income tax treatment under Sections 219, 408, or 408A of the Code. The ultimate effect of federal income taxes on the Accumulation Value, on Income Payments, and on the economic benefit to you, the Annuitant or the Beneficiary depends on the type of retirement plan for which the Qualified Policy is purchased, on the tax and employment status of the individual concerned and on NYLIAC’s tax status. The following discussion assumes that Qualified Policies are used in retirement plans that qualify for the special federal income tax treatment described above. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a policy. Any person concerned about these tax implications should consult a tax adviser before making a premium payment. This discussion is based upon NYLIAC’s understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. We cannot predict the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service, which may change from time to time without notice. Any such change could have retroactive effects regardless of the date of enactment. Moreover, this discussion does not take into consideration any applicable state or other tax laws except with respect to the imposition of any state premium taxes. We suggest you consult with your tax adviser.
Taxation of Annuities in General
The following discussion assumes that the policies will qualify as annuity contracts for federal income tax purposes. The Statement of Additional Information discusses such qualifications.
Section 72 of the Code governs taxation of annuities in general. NYLIAC believes that an annuity policyowner generally is not taxed on increases in the value of a policy until distribution occurs either in the form of a lump sum received by withdrawing all or part of the Accumulation Value (i.e., surrenders or partial withdrawals) or as Income Payments under the Income Payment option elected. The exception to this rule is that generally, a policyowner of any deferred annuity policy who is not a natural person must include in income any increase in the excess of the policyowner’s Accumulation Value over the policyowner’s investment in the contract during the taxable year. However, there are some exceptions to this exception. You may wish to discuss these with your tax advisor. The taxable portion of a distribution (in the form of an annuity or lump sum payment) is generally taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution.
In the case of a withdrawal or surrender distributed to a participant or Beneficiary under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the contract to the total policy value. The “investment in the contract” generally equals the portion, if any, of any premium payments paid by or on behalf of an individual under a policy which is not excluded from the individual’s gross income. For policies issued in connection with qualified plans, the “investment in the contract” can be zero.
Generally, in the case of a withdrawal under a Non-Qualified Policy before the Annuity Commencement Date, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the “investment in the contract” at that time. Any additional amount withdrawn is not taxable. On the other hand, upon a full surrender of a Non-Qualified Policy, if the “investment in the contract” exceeds the Accumulation Value, the loss is treated as an ordinary loss for federal income tax purposes. However, limitations may apply to the amount of the loss that may be deductible.
Although the tax consequences may vary depending on the Income Payment option elected under the policy, in general, only the portion of the Income Payment that represents the amount by which the Accumulation Value exceeds the “investment in the contract” will be taxed. After the investment in the Policy is recovered, the full amount of any additional Income Payments is taxable. For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the “investment in the contract” bears to the total expected value of the Income Payments for the term of the payments. However, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant’s final tax return.
A policyowner may elect to apply a portion of the Accumulation Value towards one of the Income Payment options we may offer, while the remainder of the policy continues to accumulate income on a tax-deferred basis. This is called a partial annuitization. If a policyowner chooses to partially annuitize a policy, the resulting payments will be taxed as fixed Income Payments described above, only if such payments are received for one of the following periods: (1) the Annuitant’s life (or the lives of the joint Annuitants, if applicable), or (2) a period of 10 years or more. Provided such requirements are met, the “investment in the contract” will be allocated pro rata between each portion of the policy from which amounts are received as an annuity and the portion of the policy from which amounts are not received as an annuity.
In the case of a distribution, a penalty tax equal to 10% of the amount treated as taxable income may be imposed. The penalty tax is not imposed in certain circumstances, including, generally, distributions: (1) made on or after the date on which the policyowner attains age 59½, (2) made as a result of the policyowner’s (or, where the policyowner is not an individual, the Annuitant’s) death, (3) made as a result of the policyowner’s disability, (4) which are part of a series of substantially equal periodic payments (at least annually) made for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and his or her designated beneficiary, or (5) received from an Inherited IRA. Other tax penalties may apply to certain distributions pursuant to a Qualified Policy. For more details regarding this penalty tax and other exemptions that may be applicable, including those related to COVID-19, please consult a tax adviser.
All non-qualified, deferred annuity contracts issued by NYLIAC (or its affiliates) to the same policyowner during any calendar year are to be treated as one annuity contract for purposes of determining the extent to which an amount not received as an annuity is includible in an individual’s gross income. In addition, there may be other situations in which the Treasury Department may conclude (under its authority to issue regulations) that it would be appropriate to aggregate two or more annuity contracts purchased by the same policyowner. Accordingly, a policyowner should consult a tax adviser before purchasing more than one policy or other annuity contract.
A transfer of ownership of a policy, or designation of an Annuitant or other Beneficiary who is not also the policyowner, may result in certain income or gift tax consequences to the policyowner. A policyowner contemplating any transfer or assignment of a policy should consult a tax adviser with respect to the potential tax effects of such a transaction.

3.8 Percent Tax on Certain Investment Income
In general, a tax of 3.8 percent will apply to net investment income (“NII”) received by an individual taxpayer to the extent his or her modified adjusted gross income (“MAGI”) exceeds certain thresholds (e.g., $250,000 in the case of taxpayers filing jointly, $125,000 in the case of a married taxpayer filing separately and $200,000 in the case of other individual taxpayers). For this purpose, NII includes (i) gross income from various investments, including gross income received with respect to annuities that are not held through a tax-qualified plan (e.g., a traditional IRA) and (ii) net gain attributable to the disposition of property. Such NII (as well as gross income from tax qualified plans) will also increase a taxpayer’s MAGI for purposes of the taxable thresholds described above. This tax also applies to trusts and estates under a special set of rules. In 2012, the IRS and the Treasury Department issued guidance regarding this new tax in the form of proposed regulations, which were finalized in 2013. You should consult your tax advisor to determine the applicability of this tax in your individual circumstances and with respect to any amount received in connection with the surrender of the policy, distributions or withdrawals from the policy, or the exercise of other rights and features under this annuity contract.
Partial Section 1035 Exchanges
Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract or a long-term care insurance policy. The IRS has issued guidance which provides that the direct transfer of a portion of an annuity contract into another annuity contract can qualify as a tax-free exchange, provided that no amounts (other than annuity payments made for life or for a term of at least 10 years) are distributed from either contract involved in the exchange for 180 days following the date of the transfer. If a taxpayer takes a distribution during this 180-day waiting period, the IRS guidance provides that the IRS will apply general tax principles to determine the tax treatment of the transfer and/or the distribution (e.g., in appropriate circumstances, as taxable “boot” or as a taxable distribution, effectively negating the tax-free exchange).
This IRS guidance, however, does not address the tax treatment of a partial exchange of an annuity contract for a long-term care insurance policy. Although we believe that taking a distribution or withdrawal from the Contract described in this prospectus within 180 days of a partial exchange of such Contract for a long-term care insurance policy should not cause such prior partial exchange to be treated as taxable, there can be no assurance that the IRS will not expand the 180-day rule described above to partial exchanges of an annuity contract for a long-term care insurance policy, or that the IRS will not provide other guidance with respect to such partial exchanges. If you contemplate such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.
Payment of Investment Advisory Fees
The IRS has recently issued a series of private letter rulings (the “PLRs”) that addressed the treatment of investment advisory fees paid out of the cash value of a non-qualified annuity policy. While NYLIAC did not obtain its own PLR and cannot formally rely on the PLRs or cite them as precedent, the PLRs do reflect the IRS’s most recently available position on this issue. For this reason, provided the IRS does not change its position, we expect the IRS to treat investment advisory fees paid from annuity policies issued by insurers that did not receive a PLR in the same manner as investment advisory fees paid from annuity policies issued by insurers that did receive a PLR, provided the facts of the arrangement are the same. If the IRS does change its position or if the facts of your arrangement are not the same as in the PLRs, the payment of advisory fees from the cash value of your annuity policy could be subject to tax (and a 10 percent penalty tax, if you are under age 59 ½).
The PLRs concluded that if a policy owner authorizes payment of investment advisory fees out of the cash value of the non-qualified annuity policy, the payment of those fees will be treated as an expense of the policy and will not be treated as a distribution to the policy owner. In order for this treatment to apply to your policy, the requirements of the PLRs must be met, including that (and your Investment Adviser or investment adviser representative will attest to NYLIAC that):
•
the investment advisory fees have been determined based on an arms-length transaction between you and your Investment Adviser,
•
the investment advisory fees do not exceed an amount equal to an annual rate of 1.50% of the non-qualified annuity policy’s cash value,

•
the investment advisory fees only compensate the investment adviser for investment advice provided to you with respect to your non-qualified annuity contract, and
•
your annuity contract is solely liable for the fees.
If you have authorized NYLIAC to pay investment advisory fees from the cash value of your non-qualified annuity policy directly to the Investment Adviser. NYLIAC will not treat the payment of such fees as a withdrawal or distribution from your policy if all the conditions mentioned above are satisfied.
Inherited Non–Qualified Policies
An Inherited Non–Qualified Annuity is an annuity contract that is held for the benefit of the beneficiary of a deceased annuity contract owner in order to distribute death proceeds of a non-qualified annuity to the beneficiary over that beneficiary’s life expectancy in accordance with the required distribution rules of IRC Section 72(s).
The source of the funds used to purchase an Inherited Non–Qualified Annuity must be a 1035 exchange of (i) death benefit proceeds payable to the beneficiary under a non-qualified annuity contract, or (ii) an Inherited Non-Qualified Annuity contract under which the beneficiary is currently taking required distributions based upon his or her life expectancy in accordance with IRC Section 72(s)(2).
In order to exchange the original contract, the original owner of the contract must have died before the Annuity Commencement Date. The death benefit proceeds of the original contract must be transferred directly to NYLIAC. Payments under this Policy will be calculated using the required minimum distribution method described in IRS Revenue Ruling 2002–62. The Annuitant must irrevocably elect and commence payments of his or her required distributions under the Policy no later than one year after the death of the owner of the original contract and the Annuitant must receive the entire required distribution by December 31st of the year in which payments under the Policy commence. If more than one year has elapsed since the original owner's death, you are eligible for a NYLIAC Inherited Non-Qualified Annuity only if you started to receive required distributions under IRC Section 72(s) from the original contract or from another Inherited Non-Qualified Annuity within one year of the original owner's death and you have taken the required distribution for the current and, if applicable, all prior years.
The Policy will be titled in the beneficiary’s name as beneficiary of the deceased owner and cannot be transferred. The beneficiary must be the Annuitant, and the Annuitant cannot be changed. Additional Purchase Payments cannot be applied to the Policy. Additional special rules apply to an Inherited Non-Qualified Annuity.
Qualified Policies
Qualified Policies are designed for use with retirement plans that qualify for special federal income tax treatment under Sections 219, 408, and 408A of the Code. The tax rules applicable to participants and beneficiaries in these plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions to individuals who attained the age of 50 by January 1, 1986). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59½ (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules and in certain other circumstances. Therefore, this discussion only provides general information about the use of Qualified Policies with the plans described below. Policyowners and participants under these plans, as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under the plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the policy issued in connection with the plan. Purchasers of Qualified Policies should seek legal and tax advice regarding the suitability of the policy.
(a) Individual Retirement Annuities.
Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an “Individual Retirement Annuity” or “IRA." Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into IRAs on a tax-deferred basis.

(b) Roth Individual Retirement Annuities.
Section 408A of the Code permits individuals with incomes below a certain level to contribute to an individual retirement program known as a “Roth Individual Retirement Annuity” or “Roth IRA.” Roth IRAs are subject to limitations on the amount that may be contributed. Contributions to Roth IRAs are not deductible, but distributions from Roth IRAs that meet certain requirements are not included in gross income. Individuals generally may convert their existing non-Roth IRAs into Roth IRAs. Beginning in 2008, a direct rollover may also be made from an eligible retirement plan other than a non-Roth IRA (such as a qualified retirement plan, or eligible governmental section 457 plan) to a Roth IRA provided applicable requirements are met. Such conversions and rollovers will be subject to income tax at the time of conversion or rollover.
(c) Inherited Roth IRAs.
This policy may also be issued as an Inherited Roth IRA if, after the death of the owner of a Roth IRA who has satisfied his or her 5–year Holding Period requirement, the named Beneficiary (other than the Roth IRA owner’s spouse) directs that the Roth IRA death proceeds be transferred to a new policy issued as an Inherited Roth IRA.
(d) Inherited IRAs.
This policy may also be issued as an inherited IRA if, after the death of the owner of an IRA, the named Beneficiary (other than the IRA owner’s spouse) directs that the IRA death proceeds be transferred to a new policy issued as an Inherited IRA. Beginning in 2007, a non-spouse beneficiary of an eligible retirement plan (such as a qualified retirement plan, or eligible governmental section 457 plan) may, if all applicable requirements are met, directly rollover a distribution from such plan into an Inherited IRA. The named Beneficiary of the original IRA policy or eligible retirement plan (as the case may be) will become the Annuitant under the Inherited IRA and may generally exercise all rights under the Inherited IRA policy, including the right to name his or her own Beneficiary in the event of death.
Special tax rules apply to Inherited IRAs and Inherited Roth IRAs. The tax law does not permit additional premiums to be contributed to Inherited IRA and Inherited Roth IRA policies. Also, in order to avoid certain income tax penalties, a Required Minimum Distribution (“RMD”) must be withdrawn each year from inherited IRA and Inherited Roth IRA policies. The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA or Roth IRA owner’s or eligible retirement plan participants’ death. The penalty tax equals 50% of the excess of the RMD amount over the amounts, if any, actually withdrawn from the Inherited IRA or Inherited Roth IRA during the calendar year. With respect to IRA and Roth IRA owners and defined contribution plan participants who die on or after January 1, 2020, any individual policyowner who is not an “Eligible Designated Beneficiary” must withdraw the entire account value by the end of the tenth year following the year of death. Eligible Designated Beneficiaries may withdraw the account value over their lives or a period not exceeding their life expectancies. Eligible Designated Beneficiaries include spouses, minor children (until they reach the age of majority), someone who is disabled or chronically ill (including certain trusts for the disabled or chronically ill), or an individual not more than 10 years younger than the original IRA owner or plan participant.
(e) SIMPLE IRAs.
SIMPLE IRAs permit certain small employers to establish SIMPLE IRA plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a Simple IRA a percentage of compensation up to $14,000 for 2022 (and thereafter, adjusted for cost-of-living increases in accordance with the Code). Employees who attain age 50 or over by the end of the relevant calendar year may also elect to make an additional catch-up contribution. Such additional contribution may be up to $3,000 for 2022 (and thereafter adjusted for cost-of-living increases in accordance with the Code). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, distributions prior to age 59½ are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee’s participation in the SIMPLE IRA plan. All references in this Prospectus to the 10% penalty tax should be read to include this limited 25% penalty tax if your Qualified Policy is used as a SIMPLE IRA.
The Qualified Policies are subject to the RMD rules under Code section 401(a)(9) and the regulations issued thereunder. Under these rules, generally, distributions under your Qualified Policy must begin no later than the beginning date required by the Internal Revenue Service (“IRS”). The beginning date is determined by the type of Qualified Policy that you own. For each calendar year that an RMD is not timely made, a 50% excise tax is imposed on the amount that should have been distributed, but was not.
Unless the distributions are made in the form of an annuity that complies with Code section 401(a)(9) and the regulations issued thereunder, the minimum amount required to be distributed for each calendar year is generally determined by dividing the value of the Qualified Policy as of the end of the prior calendar year by the applicable distribution period (determined under IRS tables).
Beginning in 2006, regulations under Code section 401(a)(9) provide a new method for calculating the amount of RMDs from Qualified Policies. Under these regulations, during the accumulation phase of the Qualified Policy, the actuarial present value of certain additional benefits provided under the policy (such as guaranteed death benefits) must be taken into account in calculating the value of the Qualified Policy for purposes of determining the annual RMD for the Qualified Policy. As a result, under these regulations, it is possible that, after taking account of the value of such benefits, there may not be sufficient Accumulation Value to satisfy the applicable RMD requirement. This generally will depend on the investment performance of your policy. You may need to satisfy such RMD from other tax-qualified plans that you own. You should consult with your tax advisor regarding these requirements and the implications of purchasing any riders or other benefits in connection with your Qualified Policy.
Taxation of Death Benefits
The tax treatment of amounts distributed from your contract upon the death of the policyowner or Annuitant depends on whether the policyowner or Annuitant dies before or after the Annuity Commencement Date. If death occurs prior to the Annuity Commencement Date, and the Beneficiary receives payments under an annuity payout option, the benefits are generally taxed in the manner described above for annuity payouts. If the benefits are received in a lump sum, they are taxed to the extent they exceed the remaining investment in the contract. If death occurs after the Annuity Commencement Date, amounts received by the Beneficiary are not taxed until they exceed the remaining investment in the contract.
Distribution and Compensation Arrangements

NYLIFE Distributors LLC (“NYLIFE Distributors”), the underwriter and distributor of the policies, is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, New Jersey 07302. NYLIFE Distributors offers the contracts on a continuous basis.
The policies are exclusively made available through investment advisor representatives of Eagle, an SEC-registered investment adviser. For a separate fee that you pay to Eagle (the Advisory Fee) and which is specified in a separate agreement between you and Eagle, Eagle will provide you with investment advisory services with respect to your policy while you are an Eagle client, including the investment advisory services provided by your investment adviser representative. Your investment adviser representative is also a registered representative of NYLIFE Securities LLC (NYLIFE Securities). NYLIFE Securities is a broker-dealer, member of FINRA, a licensed insurance agency, and is an appointed insurance agent of NYLIAC. He or she is also qualified to offer other forms of life insurance and annuities, as well as investment products. Such products may be issued or managed by New York Life and its affiliates or by unaffiliated companies. NYLIFE Securities and Eagle are also indirect, wholly-owned subsidiaries of New York Life. Once issued, the policy will operate as described herein regardless of whether you continue to employ the services of Eagle as an investment adviser.
No commissions are paid in connection with the sale of this policy. Although neither NYLIFE Securities nor Eagle receives commissions on the sale of the policies, the Advisory Fee received by Eagle, part of which Eagle pays to your investment adviser representative, for investment advice and other services provided to policy owners are based in part on the value of policy assets. The policies are offered to purchasers who agree to pay Advisory Fees to Eagle. The investment adviser representative who recommends this policy to you and provides ongoing investment advice will receive a portion of the Advisory Fees that you pay to Eagle. Because the fees that Eagle and your investment adviser representative receive are based on the value of policy assets, your investment adviser representative has an incentive to recommend that you make more contributions to your policy and to refrain from taking withdrawals or annuitizing your policy. The amount of compensation that Eagle and your investment adviser representative may receive for providing you with advice concerning this policy may be more than the commissions paid if you were to purchase a different policy or other investment product and paid separately for investment advice, brokerage or other services.
Your investment adviser representative may receive other types of compensation as a result of your purchasing this policy from NYLIAC and/or New York Life as described below. Total purchases of all products offered through our affiliates determine your investment adviser representative’s eligibility to receive retirement, medical and life insurance benefits, and to attend New York Life sponsored educational, training and development meetings. Differing compensation arrangements have the potential to influence the recommendation made by financial professionals.
New York Life also has other compensation programs where managers and employees involved in the sales and manufacturing process receive additional compensation related to the sale of products, such as this policy, that are manufactured and issued by New York Life or its affiliates.
For more information about the services and products your investment adviser representative can offer and associated conflicts of interest, please see the NYLIFE Securities Regulation Best Interest Disclosure and/or the Eagle Form ADV.
Additional Information about Risks

Information System Failures and Cybersecurity Risks
We rely on technology, including digital communications and data storage networks and systems, to conduct our variable product business activities. Because our business, including our variable product business, is highly dependent upon the effective operation of our computer systems (including online service at www.newyorklife.com, and other systems) and those of our service providers and business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures and cyber-attacks/ransomware. These risks also apply to other insurance and financial services companies and businesses. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites, and other operational disruption, and unauthorized use, abuse, and/or release of confidential customer information. We have established administrative and technical controls and cybersecurity plans, including a business continuity plan, to identify and protect our operations against system failures and cybersecurity breaches. Despite these controls and plans, systems failures and cyber-attacks/ransomware affecting New York Life Insurance Company and any of its affiliates and other affiliated or unaffiliated third-party administrators, underlying funds, intermediaries, and other service providers and business partners may have a material, negative impact on us and your policy Accumulation Value. For instance, system failures and cyber-attacks/ransomware may (i) interfere with our processing of policy transactions (including surrenders, withdrawals, loans, and transfers) and the processing of orders from www.newyorklife.com, or with the underlying funds or cause other operations issues; (ii) impact our ability to calculate Accumulation Unit Values and your policy’s Accumulation Values; (iii) cause the release, loss, and/or possible destruction of confidential customer and/or business information; (iv) subject us and/or our service providers, business partners, and intermediaries to regulatory fines, litigation, and financial losses, and/or cause us reputational damage. System failures and cybersecurity breaches may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we, or the underlying funds or our service providers and business partners, will be able to avoid these risks at all times or avoid losses affecting your policy due to information systems failures or cyber-attacks/ransomware.
Risks from Serious Infectious Disease Outbreaks
Our ability to administer your policy is subject to certain risks – common to all insurers and financial service providers – that could result from current or future outbreaks of infectious diseases, viruses (including COVID-19), epidemics, or pandemics (“serious infectious disease outbreaks”). Serious infectious diseases may spread rapidly. Serious infectious disease outbreaks – and general concerns about the course and effects of such outbreaks – not only raise serious health concerns, but may significantly disrupt economic activity in the U.S. and globally. The effects of a serious infectious disease outbreak may be short-term or last for extended time periods.
Our business activity and operations, and/or the activities and operations of our service providers and business partners, could be adversely affected or interrupted by serious infectious disease outbreaks. In order to mitigate the possible effects of these types of events, NYLIAC has established business continuity and disaster recovery plans. These plans may, for example, require our employees to work and access our information technology, communications, or other systems remotely. Notwithstanding these plans, a serious infectious disease outbreak and public health measures taken by government officials to combat an outbreak – may have a material, adverse effect on us, our ability to administer your policy, and your policy Accumulation Value. For example, a serious infectious disease outbreak or public health measures implemented to combat it may adversely affect our business and operations by (i) interfering with our processing of policy transactions (including surrenders, withdrawals, loans, and transfers) and the processing of orders from online service requests at www.newyorklife.com or with the underlying funds or cause other operational issues; (ii) delaying or interrupting our receipt of pricing or other services provided by third parties, thereby affecting, among other things, our ability to calculate accumulation unit values and policy cash values or to administer policy transactions dependent on systems and services provided by third parties; (iii) preventing our workforce from being able to be physically present at one or more of our worksites or from traveling to alternative worksites needed to implement our business continuity and disaster recovery plans, thereby resulting in lengthy interruptions of service; or (iv) subjecting us and/or our service providers, business partners, and intermediaries to regulatory fines, litigation, financial losses, and/or cause us reputational damage. In addition, our operations require experienced professional staff. Loss of a substantial number of such persons or an inability to provide properly equipped places for them to work may disrupt our operations and adversely affect our business. Serious infectious disease outbreaks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy's Accumulation Value to decrease in value. There can be no assurance that we, the underlying funds, the companies in which they invest, or our services providers and business partners will be able to avoid these risks at all times or avoid losses affecting your policy due to serious infectious disease.
Voting Rights

The Portfolios are not required to and typically do not hold routine annual stockholder meetings. Special stockholder meetings will be called when necessary. Based on our current interpretation of applicable law, NYLIAC will vote the Portfolio shares held in the Investment Divisions at special shareholder meetings of the Portfolios in accordance with instructions we receive from persons having voting interests in the corresponding Investment Division. If, however, the federal securities laws are amended, or if NYLIAC’s present interpretation should change, and as a result, NYLIAC determines that it is allowed to vote the Portfolio shares in its own right, we may elect to do so.
We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Investment Divisions or to approve or disapprove an investment advisory contract for a Portfolio. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Portfolios associated with the available Investment Divisions, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard policyowner voting instructions, we will advise policyowners of our action and the reasons for such action in the next available annual or semi-annual report.
Prior to the Annuity Commencement Date, you hold a voting interest in each Investment Division to which you have money allocated. We will determine the number of votes which are available to you by dividing the Accumulation Value attributable to an Investment Division by the net asset value per share of the applicable Portfolios. We will calculate the number of votes which are available to you separately for each Investment Division. We will determine that number by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to the Investment Division.
We will determine the number of votes of the Portfolio which are available as of the date established by the Portfolio of the relevant Fund. Voting instructions will be solicited by written or electronic communication prior to such meeting in accordance with procedures established by the relevant Fund.
If we do not receive timely instructions, we will vote those shares in proportion to the voting instructions which are received with respect to all policies participating in that Investment Division. Any shares owned by NYLIAC and its affiliates will also be voted proportionately in accordance with those instructions. As a result, a small number of policyowners may control the outcome of the vote. Each person having a voting interest in an Investment Division will receive proxy material, reports and other materials relating to the appropriate Portfolio.

Financial Statements

The statutory statements of financial position of NYLIAC as of December 31, 2021 and 2020, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2021 (including the report of the independent registered public accounting firm) and each of the Investment Divisions of the Separate Account's statement of assets and liabilities as of December 31, 2021, and the statements of operations and of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are incorporated by reference in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP.

Appendix 1A
Portfolios Available Under the Policy
The following is a list of Portfolios available under the policy, which is subject to change, as discussed in the prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Portfolios. You can find the prospectuses and other information about the Portfolios online at https://dfinview.com/NewYorkLife/TAHD/premieradvisory. You can also request this information at no cost by calling the VPSC at 1-800-598-2019 or by sending an email request with your name and mailing address to PremierAdvisoryProspectus@newyorklife.com.
You may allocate your premium payments or other Accumulation Value to up to 18 different Investment Divisions at any one time in addition to the DCA Advantage Account.
The current expenses and performance information below reflects fees and expenses of the Portfolios but does not reflect the other fees and expenses that your policy or your investment adviser representative may charge. Expenses would be higher and performance would be lower if these charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.
If you purchased the IPR you may not be able to invest in certain Portfolios. For the 12, 13, 14 and 15-year Holding Period options, your available Allocation Options are listed in APPENDIX 1B. For the 10-year Holding Period option, your available Allocation Options are listed in APPENDIX 1C.
Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Large Cap Equity	MainStay VP American Century Sustainable Equity — Service Class Adviser: New York Life Investment Management LLC (“New York Life Investments”) / Subadviser: American Century Investment Management Inc.	0.92%	25.18%	10.73%	N/A
Asset Allocation	MainStay VP Balanced — Service Class Adviser: New York Life Investments / Subadvisers: NYL Investors LLC (“NYL Investors”) and Wellington Management Company LLP (“Wellington”)	0.96%	17.00%	8.27%	9.12%
Investment Grade Bond	MainStay VP Bond — Service Class Adviser: New York Life Investments / Subadviser: NYL Investors	0.78%	(1.62)%	3.36%	2.77%
Sector	MainStay VP CBRE Global Infrastructure — Service Class Adviser: New York Life Investments / Subadviser: CBRE Clarion Securities, LLC	1.20%	15.00%	(3.99)%	N/A
Asset Allocation	MainStay VP Conservative Allocation — Service Class Adviser: New York Life Investments	0.73%	6.86%	6.79%	6.50%
Appendix 1A-1

Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Large Cap Equity	MainStay VP Epoch U.S. Equity Yield — Service Class Adviser: New York Life Investments / Subadviser: Epoch Investment Partners, Inc. (“Epoch”)	0.93%	22.58%	11.14%	10.73%
Asset Allocation	MainStay VP Equity Allocation — Service Class Adviser: New York Life Investments	0.85%	19.86%	12.72%	11.49%
Sector	MainStay VP Fidelity Institutional AM® Utilities — Service Class Adviser: New York Life Investments / Subadviser: FIAM LLC (“FIAM”)	0.91%	16.95%	10.46%	N/A
Non–Investment Grade Bond	MainStay VP Floating Rate — Service Class Adviser: New York Life Investments / Subadviser: NYL Investors	0.89%	3.50%	3.41%	3.68%
Asset Allocation	MainStay VP Growth Allocation — Service Class Adviser: New York Life Investments	0.83%	15.72%	10.72%	10.05%
Asset Allocation	MainStay VP Income Builder — Service Class Adviser: New York Life Investments / Subadvisers: Epoch and MacKay Shields LLC (“MacKay”)	0.86%	10.24%	8.22%	8.57%
Alternatives	MainStay VP IQ Hedge Multi-Strategy — Service Class Adviser: New York Life Investments / Subadviser: IndexIQ Advisors LLC (“IndexIQ”)	1.19%	(0.83)%	0.84%	N/A
Asset Allocation	MainStay VP Janus Henderson Balanced — Service Class Adviser: New York Life Investments / Subadviser: Janus Henderson Investors US LLC (“Janus Henderson”)	0.82%	17.06%	14.12%	N/A
Non–Investment Grade Bond	MainStay VP MacKay Convertible — Service Class Adviser: New York Life Investments / Subadviser: MacKay	0.81%	8.98%	14.49%	12.24%
Appendix 1A-2

Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Investment Grade Bond	MainStay VP MacKay Government — Service Class Adviser: New York Life Investments / Subadviser: MacKay	0.80%	(1.74)%	1.90%	1.58%
Non–Investment Grade Bond	MainStay VP MacKay High Yield Corporate Bond — Service Class Adviser: New York Life Investments / Subadviser: MacKay	0.83%	5.25%	5.54%	6.18%
International/ Global Equity	MainStay VP MacKay International Equity — Service Class Adviser: New York Life Investments / Subadviser: MacKay	1.18%	11.96%	14.42%	10.10%
Non–Investment Grade Bond	MainStay VP MacKay Strategic Bond — Service Class Adviser: New York Life Investments / Subadviser: MacKay	0.87%	1.71%	3.45%	4.02%
Asset Allocation	MainStay VP Moderate Allocation — Service Class Adviser: New York Life Investments	0.76%	11.10%	8.86%	8.29%
Sector	MainStay VP Natural Resources — Initial Class Adviser: New York Life Investments / Subadviser: Newton Investment Management North America, LLC ("NIMNA")	0.85%	38.02%	4.05%	(0.43)%
Investment Grade Bond	MainStay VP PIMCO Real Return — Service Class Adviser: New York Life Investments / Subadviser: Pacific Investment Management Company LLC	0.80%	5.12%	5.01%	N/A
Large Cap Equity	MainStay VP S&P 500 Index — Service Class Adviser: New York Life Investments / Subadviser: IndexIQ	0.37%	28.23%	17.98%	15.99%
Small/Mid Cap Equity	MainStay VP Small Cap Growth — Service Class Adviser: New York Life Investments / Subadvisers: Brown Advisory, LLC and Segall Bryant & Hamill, LLC	1.09%	10.03%	16.56%	12.16%
Appendix 1A-3

Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Money Market	MainStay VP U.S. Government Money Market — Initial Class Adviser: New York Life Investments / Subadviser: NYL Investors	0.28%	0.01%	0.77%	0.39%
Small/Mid Cap Equity	MainStay VP Wellington Mid Cap — Service Class Adviser: New York Life Investments / Subadviser: Wellington	1.11%	19.70%	11.19%	13.13%
Small/Mid Cap Equity	MainStay VP Wellington Small Cap — Service Class Adviser: New York Life Investments / Subadviser: Wellington	0.99%	17.73%	7.92%	N/A
Large Cap Equity	MainStay VP Wellington U.S. Equity — Service Class Adviser: New York Life Investments / Subadviser: Wellington	0.83%	28.46%	16.49%	15.51%
Large Cap Equity	MainStay VP Winslow Large Cap Growth — Service Class Adviser: New York Life Investments / Subadviser: Winslow Capital Management, LLC	0.99%	24.20%	25.32%	18.39%
Large Cap Equity	AB VPS Growth and Income Portfolio — Class B Adviser: AllianceBernstein L.P.	0.84%	27.84%	12.58%	13.39%
Asset Allocation	American Funds IS Asset Allocation Fund — Class 4 Adviser: Capital Research and Management CompanySM (“CRMC”)	0.80%	14.84%	11.43%	11.10%
Investment Grade Bond	American Funds IS The Bond Fund of America® — Class 4 Adviser: CRMC	0.70%	(0.59)%	3.96%	3.02%
International/ Global Equity	American Funds IS Global Small Capitalization Fund — Class 4 Adviser: CRMC	1.15%	6.43%	15.16%	12.24%
Large Cap Equity	American Funds IS Growth Fund — Class 4 Adviser: CRMC	0.85%	21.69%	25.12%	19.44%
Appendix 1A-4

Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
International/ Global Equity	American Funds IS New World Fund® — Class 4 Adviser: CRMC	1.07%	4.63%	12.96%	8.41%
Large Cap Equity	American Funds IS Washington Mutual Investors FundSM — Class 4 Adviser: CRMC	0.77%	27.51%	12.22%	13.53%
Asset Allocation	BlackRock® Global Allocation V.I. Fund — Class III Adviser: BlackRock Advisors, LLC (“BlackRock”) / Subadviser: BlackRock (Singapore) Limited	1.00%	6.42%	9.71%	7.68%
Non–Investment Grade Bond	BlackRock® High Yield V.I. Fund — Class III Adviser: BlackRock / Subadviser: BlackRock International Limited	0.81%	5.23%	6.11%	6.14%
Sector	BNY Mellon IP Technology Growth Portfolio — Service Shares Adviser: BNY Mellon Investment Adviser, Inc. / Subadviser: NIMNA	1.03%	12.64%	27.50%	19.76%
Large Cap Equity	BNY Mellon Sustainable U.S. Equity Portfolio — Service Shares Adviser: BNY Mellon Investment Adviser, Inc. / Subadviser: NIMNA	0.92%	26.68%	18.20%	15.30%
Large Cap Equity	ClearBridge Variable Appreciation Portfolio — Class II Adviser: Legg Mason Partners Fund Advisor, LLC (“LMPFA”) / Subadviser: ClearBridge Investments, LLC	0.97%	23.34%	16.41%	N/A
Non–Investment Grade Bond	Columbia Variable Portfolio — Emerging Markets Bond Fund — Class 2 Adviser: Columbia Management Investment Advisers, LLC (“Columbia”)	1.01%	(2.45)%	3.92%	N/A
Investment Grade Bond	Columbia Variable Portfolio — Intermediate Bond Fund — Class 2 Adviser: Columbia	0.74%	(0.49)%	4.80%	3.82%
Appendix 1A-5

Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Small/Mid Cap Equity	Columbia Variable Portfolio — Small Cap Value Fund — Class 2 Adviser: Columbia	1.22%	28.80%	9.56%	11.67%
Small/Mid Cap Equity	Delaware VIP® Small Cap Value Series — Service Class Adviser: Delaware Management Company, a series of Macquarie Investment Management Business Trust (a Delaware statutory trust)	1.05%	34.01%	9.22%	11.78%
Alternatives	DWS Alternative Asset Allocation VIP — Class B Adviser: DWS Investment Management Americas Inc. / Subadviser: RREEF America LLC	1.26%	12.35%	5.59%	3.89%
Investment Grade Bond	Fidelity® VIP Bond Index Portfolio — Service Class 2 Adviser: Fidelity Management & Research Company LLC (“FMR”) / Subadvisers: Other investment advisers	0.39%	(2.24)%	N/A	N/A
Large Cap Equity	Fidelity® VIP ContrafundSM Portfolio — Service Class 2 Adviser: FMR / Subadvisers: Other investment advisers	0.85%	27.51%	19.87%	16.35%
International/ Global Equity	Fidelity® VIP Emerging Markets Portfolio — Service Class 2 Adviser: FMR / Subadvisers: Other investment advisers	1.16%	(2.41)%	14.71%	8.17%
Large Cap Equity	Fidelity® VIP Equity-Income PortfolioSM — Service Class 2 Adviser: FMR / Subadvisers: Other investment advisers	0.76%	24.60%	11.68%	12.26%
Asset Allocation	Fidelity® VIP FundsManager® 60% Portfolio — Service Class Adviser: FMR	0.75%	12.34%	11.27%	9.60%
Large Cap Equity	Fidelity® VIP Growth Opportunities Portfolio — Service Class 2 Adviser: FMR / Subadvisers: Other investment advisers	0.88%	11.68%	31.77%	22.64%
Appendix 1A-6

Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Sector	Fidelity® VIP Health Care Portfolio — Service Class 2 Adviser: FMR / Subadvisers: Other investment advisers	0.88%	11.45%	N/A	N/A
International/ Global Equity	Fidelity® VIP International Index Portfolio — Service Class 2 Adviser: FMR / Subadviser: Geode Capital Management, LLC	0.42%	7.48%	N/A	N/A
Investment Grade Bond	Fidelity® VIP Investment Grade Bond Portfolio — Service Class 2 Adviser: FMR / Subadvisers: Other investment advisers	0.64%	(0.90)%	4.08%	3.29%
Small/Mid Cap Equity	Fidelity® VIP Mid Cap Portfolio — Service Class 2 Adviser: FMR / Subadvisers: Other investment advisers	0.86%	25.31%	13.32%	13.00%
Asset Allocation	Franklin Templeton Aggressive Model Portfolio — Class II Adviser: LMPFA / Subadviser: Franklin Advisers, Inc. (“Franklin Advisers”)	0.93%	19.51%	N/A	N/A
Asset Allocation	Franklin Templeton Moderately Aggressive Model Portfolio — Class II Adviser: LMPFA / Subadviser: Franklin Advisers	0.88%	14.56%	N/A	N/A
Asset Allocation	Franklin Templeton Moderate Model Portfolio — Class II Adviser: LMPFA / Subadviser: Franklin Advisers	0.86%	12.30%	N/A	N/A
Asset Allocation	Franklin Templeton Moderately Conservative Model Portfolio — Class II Adviser: LMPFA / Subadviser: Franklin Advisers	0.89%	8.96%	N/A	N/A
Asset Allocation	Franklin Templeton Conservative Model Portfolio — Class II Adviser: LMPFA / Subadviser: Franklin Advisers	0.92%	4.71%	N/A	N/A
Appendix 1A-7

Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
International/ Global Equity	Invesco V.I. EQV International Equity Fund — Series II Shares Adviser: Invesco Advisers, Inc. (“Invesco”)	1.14%	5.61%	9.90%	7.82%
Small/Mid Cap Equity	Invesco V.I. Main Street Small Cap Fund® — Series II Shares Adviser: Invesco	1.09%	22.26%	13.46%	14.40%
Small/Mid Cap Equity	Janus Henderson Enterprise Portfolio — Service Shares Adviser: Janus Henderson	0.96%	16.54%	18.84%	16.93%
International/ Global Equity	Janus Henderson Global Research Portfolio — Service Shares Adviser: Janus Henderson	1.02%	17.80%	16.41%	13.31%
International Equity	MFS® International Intrinsic Value Portfolio — Service Class Adviser: Massachusetts Financial Services Company (“MFS”)	1.14%	10.28%	13.78%	12.16%
Large Cap Equity	MFS® Investors Trust Series — Service Class Adviser: MFS	1.03%	26.51%	16.95%	15.17%
Mid Cap Equity	MFS® Mid Cap Value Portfolio — Service Class Adviser: MFS	1.04%	30.60%	12.15%	13.31%
International/ Global Equity	MFS® Research International Portfolio — Service Class Adviser: MFS	1.20%	11.27%	11.90%	8.11%
Large Cap Equity	MFS® Research Series — Service Class Adviser: MFS	1.03%	24.51%	17.65%	15.35%
Sector	Morgan Stanley VIF U.S. Real Estate Portfolio — Class II Adviser: Morgan Stanley Investment Management Inc.	1.07%	39.44%	5.37%	7.94%
Appendix 1A-8

Type	Portfolio Adviser/Sub-adviser	Current Expenses*	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Small/Mid Cap Equity	Neuberger Berman AMT Mid Cap Growth Portfolio — Class S Adviser: Neuberger Berman Investment Advisers LLC	1.10%	12.72%	19.42%	15.06%
Investment Grade Bond	PIMCO VIT Income Portfolio — Advisor Class Adviser: Pacific Investment Management Company LLC (“PIMCO”)	0.92%	1.89%	4.95%	N/A
Investment Grade Bond	PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged) — Advisor Class Adviser: PIMCO	1.01%	(2.05)%	2.95%	N/A
Investment Grade Bond	PIMCO VIT Low Duration Portfolio — Advisor Class Adviser: PIMCO	0.75%	(1.03)%	1.44%	1.49%
Investment Grade Bond	PIMCO VIT Total Return Portfolio — Advisor Class Adviser: PIMCO	0.75%	(1.36)%	3.83%	3.33%
Investment Grade Bond	Western Asset Core Plus VIT Portfolio — Class II Adviser: LMPFA / Subadvisers: Western Asset Management Company, LLC; Western Asset Management Company Limited in London; Western Asset Management Company Pte. Ltd. in Singapore; and Western Asset Management Company Ltd. in Japan	0.78%	(2.19)%	4.18%	N/A
*
Current Expenses take into account expense reimbursement or fee waiver arrangements in place that are expected to continue through April 30, 2023 and may be terminated at any time thereafter at the option of the Fund. Annual expenses for the Portfolio for the year ended December 31, 2021 reflect temporary fee reductions under such an arrangement.
Appendix 1A-9

Appendix 1B
Investment Divisions with IPR (12-15–year Holding Period options)
Option 1 – Franklin Templeton Model Portfolios
Moderately Aggressive		Moderate
100%	Franklin Templeton Moderately Aggressive Model Portfolio	100%	Franklin Templeton Moderate Model Portfolio
Moderately Conservative		Conservative
100%	Franklin Templeton Moderately Conservative Model Portfolio	100%	Franklin Templeton Conservative Model Portfolio
Option 2 – Choose Your Own Investment Divisions
Category A:
Minimum Allocation	30%
Maximum Allocation	100%

Subcategory I Funds (Minimum Allocation 10% - total among all the subcategory I Funds)
MainStay VP Bond
MainStay VP MacKay Government
MainStay VP PIMCO Real Return
MainStay VP U.S. Government Money Market
American Funds IS The Bond Fund of America®
Columbia Variable Portfolio — Intermediate Bond Fund
Fidelity® VIP Bond Index Portfolio

Fidelity® VIP Investment Grade Bond Portfolio
PIMCO VIT Income Portfolio
PIMCO VIT International Bond Portfolio (U.S.
Dollar-Hedged)
PIMCO VIT Low Duration Portfolio
PIMCO VIT Total Return Portfolio
Western Asset Core Plus VIT Portfolio

Subcategory II Funds
MainStay VP Floating Rate MainStay VP MacKay High Yield Corporate Bond MainStay VP MacKay Strategic Bond		BlackRock® High Yield V.I. Fund Columbia Variable Portfolio — Emerging Markets Bond
Category B:
Minimum Allocation	0%
Maximum Allocation	70%
Category B Funds
MainStay VP American Century Sustainable Equity
MainStay VP Epoch U.S. Equity Yield
MainStay VP MacKay Convertible
MainStay VP S&P 500 Index
MainStay VP Wellington U.S. Equity
MainStay VP Winslow Large Cap Growth
AB VPS Growth and Income Portfolio
American Funds IS Growth Fund

American Funds IS Washington Mutual Investors Fund
BNY Mellon Sustainable U.S. Equity Portfolio
ClearBridge Variable Appreciation Portfolio
DWS Alternative Asset Allocation VIP
Fidelity® VIP ContrafundSM Portfolio
Fidelity® VIP Equity-Income PortfolioSM
Fidelity® VIP Growth Opportunities Portfolio
MFS® Investors Trust Series
MFS® Research Series

Category C:
Minimum Allocation	0%
Maximum Allocation	25%

Appendix 1B-1

Subcategory I Funds (Maximum Allocation 15% - total among all the subcategory I Funds)
MainStay VP Small Cap Growth MainStay VP Wellington Mid Cap MainStay VP Wellington Small Cap Columbia Variable Portfolio — Small Cap Value Delaware VIP® Small Cap Value Series	Fidelity® VIP Mid Cap Portfolio Invesco V.I. Main Street Small Cap Fund® Janus Henderson Enterprise Portfolio MFS® Mid Cap Value Portfolio Neuberger Berman AMT Mid Cap Growth Portfolio
Subcategory II Funds (Maximum Allocation 15% - total among all the subcategory II Funds)
MainStay VP MacKay International Equity American Funds IS Global Small Capitalization Fund American Funds IS New World Fund® Fidelity® VIP Emerging Markets Portfolio
Fidelity® VIP International Index Portfolio
Invesco V.I. EQV International Equity Fund
Janus Henderson Global Research Portfolio
MFS® International Intrinsic Value Portfolio
MFS® Research International Portfolio

Subcategory III Funds (Maximum Allocation 10% - total among all the subcategory III Funds)
MainStay VP CBRE Global Infrastructure MainStay VP Fidelity Institutional AM® Utilities MainStay VP Natural Resources	BNY Mellon IP Technology Growth Portfolio Fidelity® VIP Health Care Portfolio Morgan Stanley VIF U.S. Real Estate Portfolio
Option 3 – Asset Allocation Funds:
Category D:
Minimum Allocation	100%
Category D Asset Allocation Funds
MainStay VP Balanced
MainStay VP Conservative Allocation
MainStay VP Income Builder
MainStay VP Janus Henderson Balanced
MainStay VP Moderate Allocation
American Funds IS Asset Allocation Fund
BlackRock® Global Allocation V.I. Fund
Fidelity® VIP FundsManager® 60% Portfolio
Franklin Templeton Moderately Aggressive Model Portfolio
Franklin Templeton Moderate Model Portfolio
Franklin Templeton Moderately Conservative Model Portfolio
Franklin Templeton Conservative Model Portfolio

Appendix 1B-2

Appendix 1C
Investment Divisions available with IPR (10–year Holding Period option)
Option 1 – Franklin Templeton Model Portfolios
Moderate		Moderately Conservative
100%	Franklin Templeton Moderate Model Portfolio	100%	Franklin Templeton Moderately Conservative Model Portfolio
Conservative
100%	Franklin Templeton Conservative Model Portfolio
Option 2 – Choose Your Own Investment Divisions
Category A:
Minimum Allocation	40%
Maximum Allocation	100%

Subcategory I Funds (Minimum Allocation 10% - total among all the subcategory I Funds)
MainStay VP Bond
MainStay VP MacKay Government
MainStay VP PIMCO Real Return
MainStay VP U.S. Government Money Market
American Funds IS The Bond Fund of America®
Columbia Variable Portfolio — Intermediate Bond Fund
Fidelity® VIP Bond Index Portfolio

Fidelity® VIP Investment Grade Bond Portfolio
PIMCO VIT Income Portfolio
PIMCO VIT International Bond Portfolio (U.S.
Dollar-Hedged)
PIMCO VIT Low Duration Portfolio
PIMCO VIT Total Return Portfolio
Western Asset Core Plus VIT Portfolio

Subcategory II Funds
MainStay VP Floating Rate MainStay VP MacKay High Yield Corporate Bond MainStay VP MacKay Strategic Bond		BlackRock® High Yield V.I. Fund Columbia Variable Portfolio — Emerging Markets Bond
Category B:
Minimum Allocation	0%
Maximum Allocation	60%
Category B Funds
MainStay VP American Century Sustainable Equity
MainStay VP Epoch U.S. Equity Yield
MainStay VP MacKay Convertible
MainStay VP S&P 500 Index
MainStay VP Wellington U.S. Equity
MainStay VP Winslow Large Cap Growth
AB VPS Growth and Income Portfolio
American Funds IS Growth Fund

American Funds IS Washington Mutual Investors Fund
BNY Mellon Sustainable U.S. Equity Portfolio
ClearBridge Variable Appreciation Portfolio
DWS Alternative Asset Allocation VIP
Fidelity® VIP ContrafundSM Portfolio
Fidelity® VIP Equity-Income PortfolioSM
Fidelity® VIP Growth Opportunities Portfolio
MFS® Investors Trust Series
MFS® Research Series

Category C:
Minimum Allocation	0%
Maximum Allocation	25%

Subcategory I Funds (Maximum Allocation 15% - total among all the subcategory I Funds)
MainStay VP Small Cap Growth MainStay VP Wellington Mid Cap MainStay VP Wellington Small Cap Columbia Variable Portfolio — Small Cap Value Delaware VIP® Small Cap Value Series		Fidelity® VIP Mid Cap Portfolio Invesco V.I. Main Street Small Cap Fund® Janus Henderson Enterprise Portfolio MFS® Mid Cap Value Portfolio Neuberger Berman AMT Mid Cap Growth Portfolio
Appendix 1C-1

Subcategory II Funds (Maximum Allocation 15% - total among all the subcategory II Funds)
MainStay VP MacKay International Equity
American Funds IS Global Small Capitalization Fund
American Funds IS New World Fund®
Fidelity® VIP Emerging Markets Portfolio
Fidelity® VIP International Index Portfolio
Invesco V.I. EQV International Equity Fund Janus Henderson Global Research Portfolio MFS® International Intrinsic Value Portfolio MFS® Research International Portfolio
Subcategory III Funds (Maximum Allocation 10% - total among all the subcategory III Funds)
MainStay VP CBRE Global Infrastructure MainStay VP Fidelity Institutional AM® Utilities MainStay VP Natural Resources	BNY Mellon IP Technology Growth Portfolio Fidelity® VIP Health Care Portfolio Morgan Stanley VIF U.S. Real Estate Portfolio
Option 3 – Asset Allocation Funds:
Category D:
Minimum Allocation	100%
Category D Asset Allocation Funds
MainStay VP Balanced
MainStay VP Conservative Allocation
MainStay VP Income Builder
MainStay VP Janus Henderson Balanced
MainStay VP Moderate Allocation
BlackRock® Global Allocation V.I. Fund
Fidelity® VIP FundsManager® 60% Portfolio
Franklin Templeton Moderate Model Portfolio
Franklin Templeton Moderately Conservative Model Portfolio
Franklin Templeton Conservative Model Portfolio

Appendix 1C-2

Appendix 2
State Variations
State	Features/Benefits	State Variation
California	Your Right to Cancel (“Free Look”)
If you are under age 60 at the time the policy
is issued, you may cancel the policy within
10 days from the date you received it. We will
refund the Account Value and any fees paid
(except we will not refund any Advisory Fees
paid during the Free Look period). If you are
age 60 or older at the time the policy is issued,
you may cancel the policy within 30 days from
the date you received it and receive a refund
as follows:
(a) If you directed us to allocate 100% of
your premium payment(s) to the
MainStay VP U.S. Government Money
Market - Initial Class portfolio, we will
return (i) any policy fee paid and
(ii) premium payment(s), less any
withdrawals (including withdrawals to
pay Advisory Fees).
(b) If you directed us to allocate any portion
of your premium payment(s) to the
Investment Divisions, we will return
(i) any policy fee paid and (ii) Account
Value, on the day we receive your
request, in Good Order, less any
withdrawals (including withdrawals to
pay Advisory Fees).

	Ownership changes or assignment of the Annual Death Benefit Reset (ADBR) Rider	An ownership change or assignment of the policy does not terminate the ADBR Rider.
	Ownership changes or assignment of the IPR	An ownership change or assignment of the policy does not terminate the IPR.
Florida	Your Right to Cancel (“Free Look”)
You may cancel the policy within 21 days from
the date you received it and receive (i) any
fees and policy charges (except we will not
refund any Advisory Fees paid during the Free
Look period), (ii) and the Accumulation Value.

	Ownership changes or assignment of the IPR	An ownership change or assignment of the policy does not terminate the IPR.
	Ownership changes or assignment of the Annual Death Benefit Reset (ADBR) Rider	An ownership change or assignment of the policy does not terminate the ADBR Rider.
Appendix 2-1

State	Features/Benefits	State Variation
New Jersey	Civil Union Partner Endorsement
Civil Union partners are permitted to continue
the policy under the spousal continuance
provisions with the following exceptions. If your
Civil Union Partner continues the policy after
your death, your Civil Union Partner will have
all rights of ownership. However, to comply
with the Internal Revenue Code and the
applicable Treasury Regulations, the entire
proceeds of the policy must be either be:
(a) disbursed within five years of the
original Owner’s death; or
(b) placed under the Life Income –
Guaranteed Period Payment Option or
any other Income Payment option that is
available at that time, provided that
such payments are made over the life of
the Civil Union Partner or over a number
of years that is not more than the life
expectancy of the Civil Union Partner
(as determined for federal tax purposes)
at the time of the original Owner’s
death, and begin within one year after
the original Owner’s death.

North Dakota	Your Right to Cancel (“Free Look”)
You may cancel the policy within twenty (20)
days from the date you received it and receive
(i) any rider charge, and (ii) the account value.
We will not refund any Advisory Fees paid
during the Free Look period.

Appendix 2-2

Back Cover Page
The Statement of Additional Information (SAI) dated May 1, 2022 contains more information about the policies and the Separate Account. The SAI has been filed with the SEC and is incorporated by reference into this Summary Prospectus. The SAI is posted on our website, https://dfinview.com/NewYorkLife/TAHD/premieradvisory. For a free paper copy of the SAI, to request other information about the policies, and to make investor inquiries call us at (800) 598-2019 or write to us at NYLIAC Variable Product Service Center, Madison Square Station, P.O. Box 922, New York, NY 10159.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Separate Account III EDGAR contract identifier #C000230687

Statement of Additional Information
May 1, 2022
for
New York Life Premier Advisory Variable Annuity
From
New York Life Insurance and Annuity Corporation
(a Delaware Corporation)
51 Madison Avenue,
New York, New York 10010
Investing in
NYLIAC Variable Annuity Separate Account-III
This Statement of Additional Information (“SAI”) is not a prospectus. This SAI contains information that expands upon subjects discussed in the current New York Life Premier Advisory Variable Annuity Prospectus. You should read the SAI in conjunction with the current New York Life Premier Advisory Variable Annuity Prospectus dated May 1, 2022. You may obtain a copy of the Prospectus by calling New York Life Insurance and Annuity Corporation (“NYLIAC”) at (800) 598-2019 or writing to NYLIAC at Madison Square Station, P.O. Box 922, New York, NY 10159. Terms used but not defined in this SAI have the same meaning as in the current New York Life Premier Advisory Variable Annuity Prospectus.
Table of Contents

General Information and History

New York Life Insurance and Annuity Corporation
New York Life Insurance and Annuity Corporation (“NYLIAC”) is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies described in this SAI, NYLIAC offers life insurance policies and other annuities.
NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company, a mutual life insurance company doing business in New York since 1845. NYLIAC held assets of $183.1 billion at the end of 2021. New York Life Insurance Company has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.
The Separate Account
Separate Account-III was established on November 30, 1994, pursuant to resolutions of the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940. This registration does not signify that the Securities and Exchange Commission supervises the management, or the investment practices or policies, of the Separate Account. Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from our other assets. The Separate Account's assets are not chargeable with liabilities incurred in any of NYLIAC’s other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of that Separate Account). The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or charged against the assets of the Separate Account without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the DCA Advantage Account and any other separate account of NYLIAC
The Policies

The following provides additional information about the policies and supplements the description in the Prospectus.
Valuation of Accumulation Units
Accumulation Units are valued separately for each Investment Division of the Separate Account. The method used for valuing Accumulation Units in each Investment Division is the same. We arbitrarily set the value of each Accumulation Unit as of the date operations began for the Investment Division. Thereafter, the value of an Accumulation Unit of an Investment Division for any Business Day equals the value of an Accumulation Unit in that Investment Division as of the immediately preceding Business Day multiplied by the “Net Investment Factor” for that Investment Division for the current Business Day.
We determine the Net Investment Factor for each Investment Division for any period from the close of the preceding Business Day to the close of the current Business Day (the “Valuation Period”) by the following formula:
(a/b) – c
Where:	a	=	the result of:
(1) the net asset value per share of the Portfolio shares held in the Investment Division determined at the end of the current Valuation Period, plus
(2) the per share amount of any dividend or capital gain distribution made by the Portfolio for shares held in the Investment Division if the “ex-dividend” date occurs during the current Valuation Period;
	b	=	the net asset value per share of the Portfolio shares held in the Investment Division determined as of the end of the immediately preceding Valuation Period; and
	c	=	the daily Base Contract Charge, which is 1/365th* of the annual Base Contract Charge shown on the Policy Data Page.
	*		In a leap year, this calculation is based on 366 days.
The Net Investment Factor may be greater or less than one. Therefore, the value of an Accumulation Unit in an Investment Division may increase or decrease from Valuation Period to Valuation Period.
2

Additional information about risks (Non-Principal Risks)

Geopolitical Risks
Geopolitical events, such as the Ukrainian war, have increased market and liquidity volatility and have caused sanctions, trading suspensions and closures. The sanctions include legal, regulatory, currency and economic risks, and additional sanctions may be imposed in the future. The Ukrainian war has had a devastating effect on the Ukrainian and Russian economies, which have expanded to the European economy and worldwide. Certain economic sectors may be particularly affected, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors. The duration of the war and the economic effects cannot be known. Such events, and other related events, could have a serious negative impact on, among other things, the performance, liquidity and valuation of investments in the Portfolios you choose. In light of these developments, your premium and Accumulation Value allocation choices should be consistent with your personal investment objective and your risk tolerance. Consult each Fund’s prospectus, statement of additional information, and annual and semi-annual reports for more information on these geopolitical risks.
Annuity Payments (The Income Phase)

Unless you instruct us otherwise, we will make equal annuity payments each month under the Life Income Payment Option during the lifetime of the Annuitant. Once payments begin, they do not change and are guaranteed for 10 years even if the Annuitant dies sooner. If the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary. We may require that the payee submit proof of the Annuitant’s survivorship as a condition for future payments beyond the 10-year guaranteed payment period.
On the Annuity Commencement Date, We will determine the Accumulation Value of your policy and use that value to calculate the amount of each annuity payment. We determine each annuity payment by applying the Accumulation Value, less any premium taxes, to the annuity factors specified in the annuity table set forth in the policy. Those factors are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified Policies and other employer-sponsored retirement plans, such classification is not permitted), date of application and age of the Annuitant. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor from the table to compute the amount of each monthly annuity payment.
General Matters

Non-Participating.The policies are non-participating. Dividends are not paid.
Misstatement of Age or Gender.If the Annuitant’s stated age and/or gender in the policy are incorrect,NYLIAC will change the benefits payable to those which the premium payments would have purchased for the correct age and gender. Gender is not a factor when annuity benefits are based on unisex annuity payment rate tables. (See “Income Payments—Election of Income Payment Options” in the Prospectus.) If we made payments based on incorrect age or gender, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 1.0% per year, from the date of the wrong payment to the date the adjustment is made.
Assignments.If permitted by the plan or by law for the plan indicated in the application for the policy, you may assign your interest in a Non-Qualified Policy or any interest in it prior to the Annuity Commencement Date and during the Owner’s lifetime. In order to effect an assignment of all or any part of your interest in a Non-Qualified Policy prior to the Annuity Commencement Date and during the Owner’s lifetime, you must send a duly executed instrument of assignment to the NYLIAC Variable Products Service Center at one of the addresses listed in the “CONTACTING NYLIAC” section of the Prospectus. NYLIAC will not be deemed to know of an assignment unless it receives a copy of a duly executed instrument evidencing such assignment in Good Order. Further, NYLIAC assumes no responsibility for the validity of any assignment. (See “Federal Tax Matters—Taxation of Annuities in General” of the Prospectus.)
Modification.NYLIAC may not modify the policy without your consent except to make the policy meet the requirements of the Investment Company Act of 1940, or to make the policy comply with any changes in the Code or as required by the Code in order to continue treatment of the policy as an annuity, or by any other applicable law.
Incontestability.We rely on statements made in the application or a Policy Request. They are representations, not warranties.We will not contest the policy after it has been in force during the lifetime of the Annuitant for two years from the Policy Date.
3

Federal Tax Matters

Taxation of New York Life Insurance and Annuity Corporation
NYLIAC is taxed as a life insurance company. Because the Separate Account is not an entity separate from NYLIAC, and its operations form a part of NYLIAC, it will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. Investment income and realized net capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the Accumulation Value. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the policy. Under existing federal income tax law, NYLIAC believes that Separate Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the tax-deductible reserves under the policy.
Tax Status of the Policies
Section 817(h) of the Code requires that the investments of the Separate Account must be “adequately diversified” in accordance with Treasury regulations in order for the policies to qualify as annuity contracts under Section 72 of the Code. The Separate Account intends to comply with the diversification requirements prescribed by the Treasury under Treasury Regulation Section 1.817-5.
To comply with regulations under Section 817(h) of the Code, the Separate Account is required to diversify its investments, so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.
Although the Treasury Department has issued regulations on the diversification requirements, such regulations do not provide guidance concerning the extent to which policyowners may direct their investments to particular subaccounts of a separate account, or the permitted number of such subaccounts. It is unclear whether additional guidance in this regard will be issued in the future. It is possible that if such guidance is issued, the policy may need to be modified to comply with such additional guidance. For these reasons, NYLIAC reserves the right to modify the policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the Separate Account or otherwise to qualify the policy for favorable tax treatment.
The Code also requires that non-qualified annuity contracts contain specific provisions for distribution of the policy proceeds upon the death of any policyowner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that (a) if any policyowner dies on or after the Annuity Commencement Date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the policyowner’s death; and (b) if any policyowner dies before the Annuity Commencement Date, the entire interest in the policy must generally be distributed within 5 years after the policyowner’s date of death. For policies owned by a grantor trust, these distribution requirements apply at the death of any Annuitant. These requirements will be considered satisfied if the entire interest of the policy is used to purchase an immediate annuity under which payments will begin within one year of the policyowner’s death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the policyowner’s surviving spouse (as defined under Federal law), the Policy may be continued with the surviving spouse as the new policyowner. If the policyowner is not a natural person, these “death of Owner” rules apply when the primary Annuitant dies or is changed. Non-Qualified Policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in these policies satisfy all such Code requirements. The provisions contained in these policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.
4

Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies NYLIAC of that election. Different rules may apply to United States citizens or expatriates living abroad. In addition, some states have enacted legislation requiring withholding.
Even if a recipient elects no withholding, special rules may require NYLIAC to disregard the recipient’s election if the recipient fails to supply NYLIAC with a “TIN” or taxpayer identification number (social security number for individuals) or if the Internal Revenue Service notifies NYLIAC that the TIN provided by the recipient is incorrect.
Under the Foreign Account Tax Compliance Act ("FATCA"), as reflected in Sections 1471 through 1474 of the IRC, U.S. withholding agents (such as NYLIAC) may be required to obtain certain information to establish the U.S. or non-U.S. status of its account or contract holders (e.g., a Form W-9 or W-8BEN may be required) and perform certain due diligence to ensure that information is accurate. In certain cases, if this information is not obtained, withholding agents, such as NYLIAC may be required to withhold at a 30 percent rate on certain payments beginning July 1, 2014.
Safekeeping Of Separate Account Assets

NYLIAC holds title to assets of the Separate Account. The assets are kept physically segregated and held separate and apart from NYLIAC’s general corporate assets. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Investment Divisions.
State Regulation

NYLIAC is a stock life insurance company organized under the laws of Delaware, and is subject to regulation by the Delaware State Insurance Department. We file an annual statement with the Delaware Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of NYLIAC as of December 31 of the preceding calendar year. Periodically, the Delaware Commissioner of Insurance examines the financial condition of NYLIAC, including the liabilities and reserves of the Separate Account.
In addition, NYLIAC is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain policy rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the policies will be modified accordingly.
Records and Reports

NYLIAC maintains all records and accounts relating to the Separate Account. If you believe a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. It is important that you review your confirmation and quarterly statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the statement in question.
It is important that you inform NYLIAC of an address change so that you can receive these policy statements (See the “CONTACTING NYLIAC” section of the Prospectus). In the event your statement is returned from the U.S. Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained. Additionally, no new service requests can be processed until a valid current address is provided.
As previously required by the federal securities laws, NYLIAC has been mailing to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information regarding the Portfolios required under the federal securities laws or by any other applicable law or regulation. However, Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports of the funds described herein will no longer be sent by mail, unless you specifically request paper copies of the reports from the NYLIAC Variable Products Service Center. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from NYLIAC electronically by contacting the NYLIAC Variable Products Service Center.
5

You may elect to receive all future reports in paper free of charge. You can inform NYLIAC that you wish to continue receiving paper copies of your shareholder reports by contacting the NYLIAC Variable Products Service Center. Your election to receive reports in paper will apply to all Portfolios described herein.
Legal Proceedings

NYLIAC is a defendant in lawsuits arising from its agency sales force, insurance (including variable contracts registered under the federal securities laws) and/or other operations. Some of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.
Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC’s financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC’s operating results for a given year.
Financial Statements

The statutory financial statements of NYLIAC as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021 incorporated in this SAI by reference to the report on Form N-VPFS dated April 5, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of each of the investment divisions of the Separate Account as of December 31, 2021 and for each of the periods indicated in the Financial Statements incorporated in this SAI by reference to the report on Form N-VPFS dated April 5, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Audited Statutory Financial Statements of NYLIAC as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 — previously filed on Form N-VPFS for NYLIAC Variable Annuity Separate Account—III (File No. 811-08904), filed on April 5, 2022 are incorporated herein by reference.
Financial Statements of the Separate Account as of December 31, 2021 and for each of the periods as indicated in those Financial Statements — previously filed on Form N-VPFS for NYLIAC Variable Annuity Separate Account—III (File No. 811-08904), filed on April 5, 2022 are incorporated herein by reference.
Other Information

NYLIAC filed a Registration Statement with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in the Prospectus and this SAI. We have not included all of the information set forth in the registration statement, amendments and exhibits to the registration statement in the Prospectus and this SAI. For more information, you should refer to the instruments filed with the Securities and Exchange Commission. The omitted information may be obtained at the principal offices of the Securities and Exchange Commission in Washington, D.C., upon payment of prescribed fees, or through the Commission’s website at www.sec.gov.
6

PART C. OTHER INFORMATION
ITEM 27. EXHIBITS
(a)	Board of Directors Resolution.
(a)(1)
Resolution of the Board of Directors of New York Life Insurance and Annuity Corporation (“NYLIAC”)
authorizing establishment of the Separate Account  — Previously filed as Exhibit (1) to Registrant’s initial
Registration Statement, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to
Registrant’s Post-Effective Amendment No. 2 on Form N-4 for NYLIAC Variable Annuity Separate Account
- III (File No. 033-87382), filed 4/25/97 and incorporated herein by reference.

(b)	Custodian Agreements. Not applicable.
(c)	Underwriting Contracts.
(c)(1)
Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to
Post- Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate
Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (3)(a)(1) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC
Variable Universal Life Separate Account-I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(c)(2)
Distribution Agreement between NYLIFE Distributors, Inc. and NYLIAC – Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 3(b) to Post-Effective Amendment No. 1 to the
registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No.
033-8738 2), filed on 4/18/96 and incorporated herein by reference.

(c)(3)
Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and
Annuity Corporation and NYLIFE Distributors LLC - Previously filed in accordance with Regulation S-T, 17
CFR 232.102(e) as Exhibit (c)(3) to Post-Effective Amendment No. 16 on Form N-6 for NYLIAC Corporate
Sponsored Variable Universal Life Separate Account-I (File No. 333-4830 0), filed 8/15/06 and incorporated herein by reference.

(c)(4)
Amendment to Distribution and Underwriting Agreement between New York Life Insurance and Annuity
Corporation and NYLIFE Distributors LLC, effective as of March 6, 2015 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(g)(1) to Post-Effective Amendment No. 38 to the
registration statement on Form N-4 for NYLIAC MFA Separate Account-I (File No. 002-86083), filed
4/14/15 and incorporated herein by reference.

(d)	Contracts.
(d)(1)	Form of New York Life Premier Advisory Variable Annuity policy (No. ICC21V-P01). Filed herewith.
(d)(2)
Form of Annual Death Benefit Reset Rider (No. ICC21V-R01). Previously filed in accordance with
Regulation S-T CFR 232 102(e) as Exhibit (d)(2) to Pre-Effective Amendment on Form N-4 for NYLIAC
Variable Annuity Separate Account III (File No. 333-257891), filed on 07-14-2021 and incorporated herein by reference.

(d)(3)
Form of Investment Preservation Rider – Advisory (No. ICC21V-R02). Previously filed in accordance with
Regulation S-T CFR 232 102(e) as Exhibit (d)(3) to Pre-Effective Amendment on Form N-4 for NYLIAC
Variable Annuity Separate Account III (File No. 333-257891), filed on 07-14-2021 and incorporated herein by reference.

(e)	Applications.
(e)(1)
Form of Application for New York Life Premier Advisory Variable Annuity policies (No. ICC21V-AA83).
Previously filed in accordance with Regulation S-T CFR 232 102(e) as Exhibit (e)(1) to Pre-Effective
Amendment on Form N-4 for NYLIAC Variable Annuity Separate Account III (File No. 333-257891), filed on 07-14-2021 and incorporated herein by reference.

(f)	Depositor’s Certificate of Incorporation and By-Laws.
(f)(1)
Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on
Form S-6 for NYLIAC MFA Separate Account – I (File No. 02-86083), re-filed in accordance with
Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a) to the initial registration statement on Form S-6 for
NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed
7/3/96 and incorporated herein by reference.

(f)(1)(a)
Amended and Restated Certificate of Incorporation of NYLIAC (executed May 1, 2009) – Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a)(1) to Post-Effective Amendment
No. 36 to the registration statement on Form N-4 for the NYLIAC MFA Separate Account – I (File No.
02-86083), filed 4/12/13 and incorporated herein by reference.

(f)(2)
By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for
NYLIAC MFA Separate Account-I (File No. 02-86083), re-filed in accordance with Regulation S-T, 17 CFR
232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate
Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(2)(a)
Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR
232.102(e) as Exhibit (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on
Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(f)(2)(b)
Amended and Restated By-Laws of NYLIAC (effective May 1, 2009) – Previously filed in accordance with
Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b)(3) to Post-Effective Amendment No. 36 to the
registration statement on Form N-4 for the NYLIAC MFA Separate Account – I (File No. 02-86083), filed
4/12/13 and incorporated herein by reference.

(g)	Reinsurance Contracts. Not applicable.
(h)	Participation Agreements.
(h)(1)
Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA
Series Fund, Inc.) - Previously filed as Exhibit (8)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form N-1 for New York Life MFA Series Fund, Inc. (File No. 02-86082), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to
the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate
Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(2)
Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with
Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the
registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate
Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(3)
Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset
Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC
Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(4)
Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity
Distributors Corporation and NYLIAC, as amended, dated November 23, 2009 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(f) to Post-Effective Amendment No. 24
to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No.
033-53342), filed 4/13/10 and incorporated herein by reference.

(h)(5)
Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services
Company and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC
Variable Annuity Separate Account - I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.

(h)(6)
Participation Agreement among Dreyfus Investment Portfolios, The Dreyfus Corporation, Dreyfus Service
Corporation and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC
Variable Universal Life Separate Account - I (File No. 333-5721 0), filed 6/4/01 and incorporated herein by reference.

(h)(7)
Fund Participation Agreement (Service Shares) between Janus Aspen Series and NYLIAC dated
4/30/03 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(t) to
Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity
Separate Account - III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(h)(8)
Participation Agreement by and among MFS Variable Insurance Trust, Massachusetts Financial Services
Company and NYLIAC dated 4/30/03 — Previously filed in accordance with Regulation S-T, 17 CFR
232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-8738 2), filed 5/14/03 and incorporated herein by reference.

(h)(9)
Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman
Management Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e)
as Exhibit (9)(q) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC
Variable Universal Life-Separate Account - I (File No. 333-5721 0), filed 6/4/01 and incorporated herein by reference.

(h)(10)
Participation Agreement among Liberty Variable Investment Trust, Columbia Funds Distributor, Inc. and
NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(a)(a) to
Post-Effective Amendment No. 4 to the registration statement on Form N-4 for NYLIAC Variable Annuity
Separate Account - IV (File No. 333-106806), filed 10/25/04 and incorporated herein by reference.

(h)(11)
Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series
Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(y) to Post-Effective Amendment No. 20
to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No.
033-53342), filed 4/10/06 and incorporated herein by reference.

(h)(12)
Participation Agreement among NYLIAC, PIMCO Variable Insurance Trust and PIMCO Advisors
Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (h)(17) to Post-Effective Amendment No. 9 to the registration statement on Form N-6 for NYLIAC,
Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/14/04 and incorporated herein by reference.

(h)(13)
Fund Participation Agreement, dated March 25, 2011, and effective as of May 1, 2011, between Blackrock
Variable Series Funds, Inc., Blackrock Investments, LLC, and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(b)(b) to Post-Effective Amendment No. 25 to the
registration statement on Form N-4 for NYLIAC, Variable Annuity Separate Account - I (File No.
033-53342), filed 4/14/11 and incorporated herein by reference.

(h)(14)
Participation Agreement among Columbia Funds Variable Series Trust II, Columbia Management
Investment Distributors, Inc. and New York Life Insurance and Annuity Corporation, dated March 1,
2015 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(g)(g) to
Post-Effective Amendment No. 29 to the registration statement on Form N-4 for NYLIAC Variable Annuity
Separate Account - I (File No. 033-53342), filed 4/14/15 and incorporated herein by reference.

(h)(15)
Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation,
Deutsche Variable Series I (formerly, DWS Variable Series I), Deutsche Variable Series II (formerly, DWS
Variable Series II), Deutsche Investments VIT Funds (formerly, DWS Investments VIT Funds), DWS
Scudder Distributors, Inc. (formerly, DWS Investments Distributors, Inc.) and Deutsche Investment
Management Americas Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (h)(27) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC
Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(16)
Participation Agreement among Legg Mason Investor Services LLC and New York Life Insurance and
Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (8)(j)(j) to Post-Effective Amendment No. 31 to the registration statement on Form N-4 for NYLIAC
Variable Annuity Separate Account - I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(h)(17)
Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and
NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(22) to
Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate
Sponsored Variable Universal Life Separate Account - I (File No. 333-4830 0), filed 9/15/05 and incorporated herein by reference.

(h)(18)
Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity
Corporation, American Funds Insurance Series and Capital Research and Management Company —
Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(24) to Post-Effective
Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable
Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(19)
Fund Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity
Corporation, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. —
Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(25) to Post-Effective
Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable
Universal Life Separate Account — I (File No. 333-4830 0), filed 8/15/06 and incorporated herein by reference.

(h)(20)
Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity
Corporation, AllianceBernstein L.P. and Alliance Bernstein Investments, Inc.—Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(26) to Post-Effective Amendment No.
17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life
Separate Account-I (File NO. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)	Administrative Contracts.
(i)(1)
Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment
Management LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC
Variable Universal Life-Separate Account - I (File No. 333-5721 0), filed 6/4/01 and incorporated herein by reference.

(i)(2)
Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP
Series Fund, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as
Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC
Variable Annuity Separate Account - III (File No. 033-8738 2), filed 4/9/03 and incorporated herein by reference.

(i)(3)
12b-1 Plan Services Agreement for the Service Class Shares of Mainstay VP Series Fund, Inc. between
NYLIFE Distributors, Inc. and NYLIAC dated 12/22/05 — Previously filed in accordance with Regulation
S-T, 17 CFR 232.102(e) as Exhibit (8)(x) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(i)(4)
Distribution Agreement between Dreyfus Service Corporation and NYLIAC dated as of
2/24/03 —Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(q) to
Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity
Separate Account - III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(i)(5)
Amended and Restated Service Contract between Fidelity Distributors Corporation and NYLIFE
Distributors dated 10/1/11 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
Exhibit (8)(s) to Post-Effective Amendment No. 27 to the registration statement on Form N-4 for NYLIAC,
Variable Annuity Separate Account III (File No. 333-156018), filed 4/10/20 and incorporated herein by reference.

(i)(6)
Distribution and Shareholder Services Agreement between Janus Distributors LLC and NYLIAC dated
4/30/03 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(s) to
Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity
Separate Account - III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(i)(7)
Administrative Service Agreement between Morgan Stanley & Co. Incorporated and NYLIAC dated
4/30/03 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(v) to
Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity
Separate Account - III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(i)(8)
Distribution and Administrative Services Agreement, Class S Shares, between Neuberger Berman
Management, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e)
as Exhibit (8)(w) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for
NYLIAC Variable Annuity Separate Account - III (File No. 033-8738 2), filed 5/14/03 and incorporated herein by reference.

(i)(9)
Administrative Services Letter of Agreement between Columbia Funds Distributor, Inc. and NYLIAC —
Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(t) to Post-Effective
Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate
Account - I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.

(i)(10)
Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to
Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity
Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(i)(11)
PIMCO Services Agreement For Advisor Class Shares of PIMCO Variable Insurance Trust, dated as of
January 14, 2010, between NYLIAC and Pacific Investment Management Company LLC- Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(z) to Post-Effective Amendment No.
24 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No.
033-53342), filed 4/13/10 and incorporated herein by reference.

(i)(12)
Administrative Services Agreement, dated March 25, 2011, and effective as of May 1, 2011, between
Blackrock Advisors, LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR
232.102(e) as Exhibit (8)(a)(a) to Post-Effective Amendment No. 25 to the registration statement on
Form N-4 for NYLIAC, Variable Annuity Separate Account - I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(i)(13)
Amended and Restated Administrative Services Agreement between New York Life Investment
Management LLC and NYLIAC, dated February 17, 2012 — Previously filed in accordance with Regulation
S-T 17 CFR 232.102(e) as Exhibit (8)(c)(c) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed
4/11/12 and incorporated herein by reference.

(i)(14)
Amended and Restated 12b-1 Plan Services Agreement for the Service Class Shares of the MainStay VP
Funds Trust between NYLIFE Distributors LLC and NYLIAC, dated April 29, 2011 — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(d)(d) to Post-Effective Amendment No.
26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No.
033-53342), filed 4/11/12 and incorporated herein by reference.

(i)(15)
PIMCO Services Agreement for Advisor Class Shares of PIMCO Variable Insurance Trust, dated
February 25, 2014, and effective May 1, 2014, between Pacific Investment Management Company LLC and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation
S-T, 17 CFR 232.102(e) as Exhibit 8(e)(e) to Post-Effective Amendment No. 28 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed
4/11/14 and incorporated herein by reference.

(i)(16)
Selling Agreement for Advisor Class Shares of PIMCO Variable Insurance Trust, dated February 25, 2014, between PIMCO Investments LLC and New York Life Insurance and Annuity Corporation — Previously
filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 8(f)(f) to Post-Effective Amendment
No. 28 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File
No. 033-53342), filed 4/11/14 and incorporated herein by reference.

(i)(17)
Administrative Services Letter of Agreement, dated May 1, 2007, between Deutsche Investment
Management Americas Inc. and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(14) to Pre-Effective Amendment No. 1
to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File
No.333-147707), filed 4/14/08 and incorporated herein by reference.

(i)(18)
Administrative Services Agreement among Legg Mason Investor Services, LLC and New York Life
Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102
(e) as Exhibit (8)(k)(k) to Post-Effective Amendment No. 31 to the registration statement on Form N-4 for
NYLIAC Variable Annuity Separate Account - I (File No. 033-5334 2), filed 4/11/17 and incorporated herein by reference.

(i)(19)
Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and New York Life
Insurance and Annuity Corporation dated 1/1/1998 — Previously filed in accordance with Regulation S-T,
17 CFR 232.102(e) as Exhibit (8)(x)(x) to Post-Effective Amendment No. 27 to the registration statement on Form N-4 for NYLIAC, Variable Annuity Separate Account III (File No. 333-156018), filed 4/10/20 and incorporated herein by reference.

(i)(20)
Tri Party Agreement among Legg Mason Partners Variable Equity Trust, Legg Mason Partners Fund
Advisor, LLC, New York Life Insurance and Annuity Corporation, American Funds Insurance Series,
American Funds Distributor, Inc., and Capital Research and Management Company dated
4/13/2020—Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(11) to
Post-Effective Amendment No. 2 to the registration statement on Form N-4 for NYLIAC Variable Annuity
Separate Account III (File No. 333-239752), filed 11/29/21 and incorporated herein by reference.

(i)(21)
Tri Party Agreement among Legg Mason Partners Variable Equity Trust, Legg Mason Partners Fund
Advisor, LLC, New York Life Insurance and Annuity Corporation, AIM Variable Insurance Funds (Invesco
Variable Insurance Funds) and Invesco Advisers, Inc. dated 1/21/22—Previously filed in accordance with
Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(22) to initial registration statement on Form N-6 for
NYLIAC Variable Universal Life Separate Account - I (333-2637 68), filed 3/22/22 and incorporated herein by reference.

(i)(22)
Form of Administrative Services Agreement, dated May 1, 2007, among New York Life Insurance and
Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc.—Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) Exhibit (i)(23) to Post-Effective Amendment No. 17 to
the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate
Account-I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(j)	Other Material Contracts.
(j)(1)	Powers of Attorney. Filed herewith.
(j)(2)	Form of Service Agreement between Eagle Strategies LLC and New York Life Insurance and Annuity Corporation. Filed herewith.
(k)	Legal Opinion.
(k)(1)	Opinion and Consent of Michael McDonnell, Esq. Filed herewith.
(l)	Other Opinions.
(l)(1)	Consent of PricewaterhouseCoopers LLP. Filed herewith.
(m)	Omitted Financial Statements. Not applicable.
(n)	Initial Capital Agreements. Not applicable.
(o)	Form of Initial Summary Prospectus. Filed herewith.

ITEM 28. DIRECTORS AND OFFICERS OF THE DEPOSITOR
The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.
Name:	Title:
DeSanto, Craig L.	Chairman of the Board, President & Director
Mathas, Theodore A.	Director & Chief Executive Officer
Brill, Elizabeth K.	Director, Senior Vice President & Chief Actuary
Cook, Alexander I. M.	Director & Senior Vice President
Feldstein, Eric	Director, Executive Vice President & Chief Financial Officer
Gardner, Robert M.	Director, Senior Vice President & Controller
Harte, Francis Michael	Director & Senior Vice President
Hendry, Thomas A.	Director, Senior Vice President & Treasurer
Kravitz, Jodi L.	Director, Senior Vice President & Actuary
Madgett, Mark J.	Director, Executive Vice President & Head of Agency
Malloy, Anthony R.	Director, Executive Vice President & Chief Investment Officer
Miller, Amy	Director, Senior Vice President, Deputy General Counsel & Assistant Secretary
Wion, Matthew D.	Director & Senior Vice President
Davidson, Sheila K.	Executive Vice President, Legal
Abramo, Stephen	Senior Vice President
Advani, Janice	Senior Vice President
Akkerman, John W.	Senior Vice President
Albarella, Joel I.	Senior Vice President
Badler, Sara L.	Senior Vice President & Chief Compliance Officer
Ball, Aaron C.	Senior Vice President
Barbari, Patricia	Senior Vice President & General Auditor
Berlin, Scott L.	Senior Vice President
Cassidy, William B.	Senior Vice President
Cherniavsky, Oksana	Senior Vice President
Cooney, Colleen C.	Senior Vice President
Cruz, David	Senior Vice President
DiMella, Robert A.	Senior Vice President
Formon, William	Senior Vice President
Giacco, Jay J.	Senior Vice President
Heine, Kevin J.	Senior Vice President
Herwig, Julie E.	Senior Vice President
Huang, Dylan W.	Senior Vice President
Hung, Yie-Hsin	Senior Vice President
Jayaraman, Nithya	Senior Vice President
Karaoglan, Alain L.	Senior Vice President
Karmen, Robert	Senior Vice President & Deputy General Counsel
Kary, Jason	Senior Vice President
Lamarque, Natalie	Senior Vice President, Legal
Lenz, Scott L.	Senior Vice President, Deputy General Counsel & Chief Tax Counsel
Loffredo, John M.	Senior Vice President
McCarthy, Elizabeth W.	Senior Vice President
McDonnell, Michael	Senior Vice President & Chief Legal Officer
Micucci, Alison H.	Senior Vice President
Navarro, Kathleen	Senior Vice President & Chief Diversity Officer
Phlegar, Jeffrey S.	Senior Vice President
Recine, Roberto	Senior Vice President
Rodgers, Joanne H.	Senior Vice President
Rosenthal, Benjamin L.	Senior Vice President & Chief Risk Officer
Rutigliano, Carla T.	Senior Vice President

Name:	Title:
Rzad, Amaury J.	Senior Vice President
Sabal, Craig A.	Senior Vice President & Deputy Chief Investment Officer
Schwartz, Richard C.	Senior Vice President
Silber, Irwin	Senior Vice President
Simonetti, Richard P.	Senior Vice President
Smith, A. Thomas III	Senior Vice President, Deputy General Counsel & Chief Investment Counsel
Steinberg, Joel M.	Senior Vice President
Susser, Andrew M.	Senior Vice President
Talgo, Mark W.	Senior Vice President
Tillotson, Sandra G.	Senior Vice President
Virendra, Sonali	Senior Vice President
Wang, Janet	Senior Vice President
Wheeler, Douglas A.	Senior Vice President
Woodward, Janelle	Senior Vice President
Yoon, Jae	Senior Vice President
Anderson, Erik A.	Vice President & Actuary
Armstrong, Vivian	Vice President
Ascione, Mitchell P.	Vice President
August, James R.	Vice President
Axberg, Kari	Vice President
Bader, Randi	Vice President & Associate General Counsel
Bain, Karen A.	Vice President – Tax
Baliga, Naman	Vice President
Bechar, Eric R.	Vice President
Behar, Paul	Vice President
Behrens, Dawn	Vice President
Beligotti, Jeffrey	Vice President & Actuary
Bopp, Kevin M	Vice President
Borisenko, Evgueni	Vice President & Actuary
Boyd IV, Robert L.	Vice President
Braut, Stephen A.	Vice President
Bredikis, Scott	Vice President
Brobston, Irena S.	Vice President
Brochard, Gabrielle	Vice President & Actuary
Brooks, Devon E.	Vice President
Brooks, Whytne	Vice President
Brotherton, Diane M.	Vice President
Budhwani, Reshma	Vice President
Bustamante, Rene	Vice President
Caminiti, Philip E.	Vice President
Campellone, Mark A.	Vice President
Carbone, Jeanne M.	Vice President & Actuary
Carey, Christopher H.	Vice President
Casanova, Ramon A.	Vice President & Actuary
Chan, David	Vice President, Associate General Counsel & Assistant Secretary
Chen, Roger	Vice President
Cherpelis, George S.	Vice President
Cirella, Margaret M.	Vice President
Civello, Alisa M.	Vice President
Closs, Nancy A.	Vice President
Cohen, Andrew J.	Vice President
Cohen, Ross E.	Vice President

Name:	Title:
Colleary, Maura R.	Vice President
Colon, Wilfred R.	Vice President
Colton, Andrew	Vice President
Connolly, Patrick J.	Vice President & Deputy General Counsel
Conti, Jane S.	Vice President
Coontz, Mickey W.	Vice President
Crawford, Thomas	Vice President & Actuary
Cristallo, Gina A.	Vice President
Cronin, Maureen A.	Vice President, Associate General Counsel & Assistant Secretary
Cruz, Jeanne M.	Vice President
Curran, Debra	Vice President
Danzig, Jeff	Vice President & Actuary
Davis, Juliet	Vice President
DelGreco, Phylliss A.	Vice President & Associate General Counsel
Della Porta, Marco G.	Vice President
Dial, Robert H.	Vice President
Dias, Maryann D.	Vice President
Diaz, Mayra L.	Vice President
DiCarmine, Kristen	Vice President
DiRago, John C.	Vice President
Donner, Andrew	Vice President
Donohue, Robert P.	Vice President & Assistant Treasurer
Doshi, Manoj	Vice President
Drinkard, Kenneth R.	Vice President & Associate General Auditor
Duarte, Deborah	Vice President
Dubrow, Michael G.	Vice President
Eppink, Jr., Richard H.	Vice President
Facinelli, Joanne S.	Vice President
Feinstein, Jonathan	Vice President
Ferguson, Robert E.	Vice President
Fitzgerald, Chirstopher P.	Vice President
Fitzgerald, Edward J.	Vice President
Florin, Timothy	Vice President
Fong, Michael	Vice President, Assistant Treasurer & Actuary
Frawley, Stephanie A.	Vice President
Freeman, Lisa A.	Vice President
Fromm, Paul	Vice President
Froshiesar, Donn	Vice President
Gallagher, Erin M.	Vice President
Gamble, Michael	Vice President
Gangemi, Thomas J.	Vice President
Gao, J. Kevin	Vice President & Associate General Counsel
Gill, Sandra	Vice President
Goldstein, Andrew	Vice President
Goldstein, Paul Z.	Vice President & Associate General Counsel
Gomez, Mark A.	Vice President & Associate General Counsel
Grisham Zrno, Brooke B.	Vice President
Gunda, Kishore	Vice President
Hajducek, Laura	Vice President
Hallahan, Mary T.	Vice President & Assistant Treasurer
Han, Wen Wei	Vice President & Actuary
Hanley, Dale A.	Vice President

Name:	Title:
Hayden, Adam C.	Vice President
Healy, Brendan J.	Vice President
Hekmat, Saba	Vice President
Heller, Thomas S.	Vice President
Henderson, Loyd T.	Vice President
Hoffman, Eric S.	Vice President
Hofmann, Glenn	Vice President
Howland, Abbett P.	Vice President
Hu, Amy	Vice President
Huang, Angela	Vice President & Actuary
Jenkins, Joanne E.	Vice President
Johnston, Albert W.	Vice President
Kakkanattu, Manual M.	Vice President
Katti, Rohit R.	Vice President
Kaufman, Wayne	Vice President
Kelly, Christopher P.	Vice President
Khalil, Saad A.	Vice President & Assistant Treasurer
Kim, Terry	Vice President
King, Martin L.	Vice President
Klatell, Jeremy	Vice President & Associate General Counsel
Koltisko, Joseph D.	Vice President
Kraus, Linda M.	Vice President
Krockta, Peter	Vice President
Krueger, Kyle	Vice President
Kuan, Melissa	Vice President
Kuhl, Amanda L.	Vice President & Actuary
Kula, Michael	Vice President
Kyan, Raymond	Vice President
Lackey, Michael P.	Vice President
Landaas, Marci P.	Vice President
LaPier, Theodore	Vice President & Assistant General Counsel
Larkin, Colleen E.	Vice President
Lathrop, Douglas	Vice President
Lee, Young	Vice President
Lewis, Sean S.	Vice President
Lippmen, John S.	Vice President
Loden, Wesley	Vice President & Actuary
Lowenhaupt-Brohan, Laura A.	Vice President & Associate General Auditor
Lynn, Eric J.	Vice President & Actuary
Madabushi, Krishna Prashanth	Vice President
Madgett, Sean	Vice President
Mak, William	Vice President
Marinaccio, Ralph S.	Vice President
Martello, Virginia C.	Vice President
Mauceri, Maria J.	Vice President & Actuary
Mayer, Carol S.	Vice President & Associate General Counsel
McClain, Keith B.	Vice President
McEldowney, Christian F.	Vice President
McGilberry, Brent	Vice President
McGinnis, Timothy M.	Vice President
McKeon, John	Vice President & Actuary
McNamara, Stephen J.	Vice President & Actuary

Name:	Title:
McNulty, Stephen B.	Vice President
Meere, Jacqueline	Vice President
Melka, Frank David	Vice President
Micale, Anthony F.	Vice President
Micun, Pawel	Vice President
Millay, Edward P.	Vice President
Mitchinson, Tod J.	Vice President & Chief Information Security Officer
Molinaro, Michael	Vice President
Mosquera, Jaime	Vice President & Actuary
Mount, William J.	Vice President
Murphy, Marijo F.	Vice President
Nair, Dinesh K.	Vice President
Nesle, Heather M.	Vice President
Newman, Jennifer	Vice President
Ng, Ching (Andrew)	Vice President & Actuary
Niessink, Karen D.	Vice President
O'Brien, Daniel J.	Vice President
O'Hanlon, Thomas P.	Vice President
O'Hearn, Claudine C.	Vice President
Orban, Rachel	Vice President & Associate General Counsel
Panganiban, Maria E.	Vice President
Paone, Jonathan T.	Vice President
Pasyanos, Michelle M.	Vice President & Actuary
Patience, Robert J.	Vice President
Pavone, Joseph	Vice President
Pensabene, Michael	Vice President
Perrotti, Anthony R.	Vice President
Perry, Valerie L.	Vice President - Underwriting
Petersen, Todd	Vice President & Actuary
Peterson, Joseph P.	Vice President
Peterson, Neil D.	Vice President
Pizzute, Robert J.	Vice President
Portnoy, Michael	Vice President
Quartararo, Paul	Vice President
Rajendran, Paul P.	Vice President
Rangachar, Raghu	Vice President & Actuary
Raturi, Sanjana	Vice President
Rhodehouse, Kevin G.	Vice President
Rice, Scott	Vice President
Rodrigue, Kyle	Vice President
Rosenblum, Tal	Vice President
Rosh, Robert M.	Vice President & Deputy General Counsel
Rotondo, Richard	Vice President
Roy, Arindam A.	Vice President
Rubin, Janis C.	Vice President
Safieh, Sean A.	Vice President
Sarma, Samar	Vice President
Sarrubbo, Amanda K.	Vice President & Actuary
Savica, Jennifer	Vice President
Scanlon, Swati S.	Vice President
Schair, Adam B.	Vice President
Schirizzo, Michael	Vice President

Name:	Title:
Scollan, Kathleen E.	Vice President
Scozzafava, Mark J.	Vice President
Seaman, Brian	Vice President
Seewald, Scott R.	Vice President
Seguin, Brian	Vice President
Sell, David S.	Vice President
Shapiro, Natalie	Vice President
Sherman, Eric C.	Vice President & Actuary
Sherman, Nancy G.	Vice President
Singh, Jacqueline	Vice President
Smith, Elizabeth A.	Vice President
Smith, Kevin M.	Vice President
Smith, Lorne M	Vice President & Associate General Counsel
Solazzo, Amy L.	Vice President
Sommer, Kenneth M.	Vice President
Sprauer, Scott	Vice President
Standbridge, Elizabeth A.	Vice President
Stazzone, Michael T.	Vice President
Steelman, Elliot H.	Vice President
Strutton, Rebecca	Vice President & Associate General Counsel
Suh, Hannah L.	Vice President & Actuary
Suryapranata, Monica	Vice President
Swaney, Jonathan B.	Vice President
Tai, Ka Luk Stanley	Vice President
Tate, William P.	Vice President
Taylor, John G.	Vice President
Taylor, Todd	Vice President & Actuary
Thomson, Alana D.	Vice President
Tillinghast, Mark E.	Vice President
Tobin, Michael	Vice President
Tomassi, Deborah A.	Vice President
Torrey, Arthur S.	Vice President
Tzani, Rodanthy	Vice President
Valdes, Gilberto	Vice President
Vandegrift, Donald P. Jr.	Vice President & Associate General Counsel
Verastegui, Victor A.	Vice President
Vicent, Carlos	Vice President
Vilchis, Hector D.	Vice President
Waelti, Linus	Vice President & Actuary
Wall, Joseph E.	Vice President
Walsh, Edward C.	Vice President
Walsh, Simon	Vice President
Wang, Ping	Vice President
Washington, Corey	Vice President
Weatherman, Aaron	Vice President & Actuary
Webster, Gregory H.	Vice President
Wei, Helen	Vice President
Weinstein, Scott W.	Vice President
Weiss, Jennifer M.	Vice President
White, Richard A.	Vice President
Whites, Charles A.	Vice President & Associate General Counsel
Wickwire, Brian D.	Vice President

Name:	Title:
Wilcox, Lyle D.	Vice President
Williams, Matthew	Vice President
Yashnyk, Michael A.	Vice President
Yee, Paul M.	Vice President
Yenko, Elizabeth M	Vice President
Zeng, Paul	Vice President & Actuary

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT
The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.
Name	Jurisdiction of Organization	Percent of Voting Securities Owned
NYL Investors LLC(*)(†)	(Delaware)
NYL Investors (U.K.) Limited(*)(†)	(United Kingdom)
NYL Investors REIT Manager LLC	(Delaware)
NYL Investors NCVAD II GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund II, LP	(Delaware)	(50%)
MNCVAD II-MF HENLEY CA LLC	(Delaware)
MNCVAD II-SP HENLEY JV LLC	(Delaware)	(90%)
MNCVAD II-SP HENLEY OWNER	(Delaware)
MNCVAD II-OFC 770 L Street CA LLC	(Delaware)
MNCVAD II-MF UNION CA LLC	(Delaware)
MNCVAD II-HOLLIDAY UNION JV LLC	(Delaware)	(90%)
MNCVAD II-OFC HARBORS CA LLC	(Delaware)
MNCVAD II-SEAGATE HARBORS LLC	(Delaware)	(LLC: 90%)
MNCVAD II-OFC 630 K Street CA LLC	(Delaware)
MSSDF GP LLC	(Delaware)
MSSDF Member LLC	(Delaware)	(NYLIC: 35%, NYLIAC: 65%)
Madison Square Structured Debt Fund LP	(Delaware)	(NYLIC: 14%, NYLIAC: 26.3%)
MSSDF REIT LLC	(Delaware)
MSSDF REIT Funding Sub I LLC	(Delaware)
MSSDF REIT Funding Sub II LLC	(Delaware)
MSSDF REIT Funding Sub III LLC	(Delaware)
MSSDF REIT Funding Sub IV LLC	(Delaware)
MSSDF REIT Funding Sub V LLC	(Delaware)
MSVEF GP LLC	(Delaware)
MCPF GP LLC	(Delaware)
Madison Core Property Fund LP	(Delaware)	(NYL Investors is Non Member Manager 0.00%)[8]
MCPF Holdings Manager LLC	(Delaware)
MCPF MA Holdings LLC	(Delaware)
MCPF Holdings LLC	(Delaware)
MADISON-IND TAMARAC FL LLC	(Delaware)
MIREF Mill Creek, LLC	(Delaware)
MIREF Gateway, LLC	(Delaware)
MIREF Gateway Phases II and III, LLC	(Delaware)
MIREF Delta Court, LLC	(Delaware)
MIREF Fremont Distribution Center, LLC	(Delaware)
MIREF Century, LLC	(Delaware)
MIREF Saddle River LLC	(Delaware)
MIREF Newpoint Commons, LLC	(Delaware)
MIREF Northsight, LLC	(Delaware)
MIREF Riverside, LLC	(Delaware)
MIREF Corporate Woods, LLC	(Delaware)
Barton’s Lodge Apartments, LLC	(Delaware)	(90%)
MIREF 101 East Crossroads, LLC	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
101 East Crossroads, LLC	(Delaware)
MIREF Hawthorne, LLC	(Delaware)
MIREF Auburn 277, LLC	(Delaware)
MIREF Sumner North, LLC	(Delaware)
MIREF Wellington, LLC	(Delaware)
MIREF Warner Center, LLC	(Delaware)
MADISON-MF Duluth GA LLC	(Delaware)
MADISON-OFC Centerstone I CA LLC	(Delaware)
MADISON-OFC Centerstone III CA LLC	(Delaware)
MADISON-MOB Centerstone IV CA LLC	(Delaware)
MADISON-OFC Centerpoint Plaza CA LLC	(Delaware)
MADISON-IND Logistics NC LLC	(Delaware)
MCPF-LRC Logistics LLC	(Delaware)	(90%)
MADISON-MF Desert Mirage AZ LLC	(Delaware)
MADISON-OFC One Main Place OR LLC	(Delaware)
MADISON-IND Fenton MO LLC	(Delaware)
MADISON-IND Hitzert Roadway MO LLC	(Delaware)
MADISON-MF Hoyt OR LLC	(Delaware)
MADISON-RTL Clifton Heights PA LLC	(Delaware)
MADISON-IND Locust CA LLC	(Delaware)
MADISON-OFC Weston Pointe FL LLC	(Delaware)
MADISON-SP Henderson LLC	(Delaware)	(90%)
MADISON-MF MCCADDEN CA LLC	(Delaware)
MADISON-OFC 1201 WEST IL LLC	(Delaware)
MADISON-MCCAFFERY 1201 WEST IL LLC	(Delaware)	(92.5%)
MADISON-MF CRESTONE AZ LLC	(Delaware)
MADISON-MF TECH RIDGE TX LLC	(Delaware)
MADISON-RTL SARASOTA FL, LLC	(Delaware)
MADISON-MOB CITRACADO CA LLC	(Delaware)
MADISON-ACG THE MEADOWS WA LLC	(Delaware)
MADISON-ACG THE MEADOWS JV LLC	(Delaware)
MADISON-ACG THE MEADOWS OWNER LLC	(Delaware)
Madison-MF Osprey QRS Inc	(Delaware)
Madison-MF Osprey NC GP LLC	(Delaware)
Madison-MF Osprey NC LP	(Delaware)	(QRS: 99%; GP/LLC: 1%)
MSVEF Investor LLC	(Delaware)
MSVEF Feeder LP	(Delaware)	(55.56%)
MSVEF REIT LLC	(Delaware)	(55.56%)
Madison Square Value Enhancement Fund LP	(Delaware)	(51%)
MSVEF-MF Evanston GP LLC	(Delaware)	(51%)
MSVEF-MF Evanston IL LP	(Delaware)	(51%)
MSVEF-MF HUNTINGTON PARK GP LLC	(Delaware)
MSVEF-MF HUNTINGTON PARK WA LP	(Delaware)
MSVEF-OFC Tampa GP LLC
MSVEF-OFC WFC Tampa FL LP
MSVEF-FG WFC Tampa JV LP

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
MSVEF-OFC WFC Tampa PO GP LLC
MSVEF-FG WFC Property Owner LP
MSVEF-IND Commerce 303 GP LLC	(Delaware)
MSVEF-IND Commerce 303 AZ LP	(Delaware)
MSVEF-SW Commerce 303 JV LP	(Delaware)
New York Life Group Insurance Company of NY (“NYLG”)	(New York)
Life Insurance Company of North America	(Pennsylvania)
LINA Benefit Payments, Inc.	(Delaware)
New York Life Benefit Payments LLC	(Delaware)
NYL Real Assets LLC	(Delaware)
NYL Emerging Manager LLC	(Delaware)
NYL Wind Investments LLC	(Delaware)
NYLIFE Insurance Company of Arizona	(Arizona)
NYLIC HKP Member LLC	(Delaware)	(NYLIC: 67.974%; NYLIAC 32.026%)
New York Life Insurance and Annuity Corporation	(Delaware)
New York Life Enterprises LLC	(Delaware)
SEAF Sichuan SME Investment Fund LLC	(Delaware)	(39.98%)
New York Life International Holdings Limited	(Mauritius)	(84.38%)[1]
Max Ventures and Industries Limited	(India)	(21.3%, NYLIC: 1.4%)
Max I Ltd.	(India)
Max Assets Services Ltd.	(India)
Max Specialty Films Ltd.	(India)	(51%)
Max Estates Ltd.	(India)
Max Square Limited	(India)	(51%, NYLIC: 49%)
Pharmax Corporation Ltd.	(India)	(85.17%)
Wise Zone Builders Pvt. Ltd.	(India)
NYL Cayman Holdings Ltd.	(Cayman Islands)
NYL Worldwide Capital Investments LLC	(Delaware)
Seguros Monterrey New York Life, S.A. de C.V.	(Mexico)	(99.998%)[2]
Administradora de Conductos SMNYL, S.A. de C.V	(Mexico)	(99%)
Agencias de Distribucion SMNYL, S.A. de C.V. (”ADIS”)	(Mexico)	(99%)
Inmobiliaria SMNYL, SA de C.V.	(Mexico)	(99%; ADIS: 1%)
NYLIM Jacob Ballas India Holdings IV	(Mauritius)
New York Life Investment Management Holdings LLC	(Delaware)
New York Life Investment Management Asia Limited	(Cayman Islands)
Japan Branch
MacKay Shields LLC	(Delaware)
MacKay Shields Emerging Markets Debt Portfolio	(Delaware)
MacKay Shields Core Plus Opportunities Fund GP LLC	(Delaware)
MacKay Shields Core Plus / Opportunities Fund LP	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
MacKay Municipal Managers Opportunities GP LLC	(Delaware)
MacKay Municipal Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Managers Credit Opportunities GP LLC	(Delaware)
MacKay Municipal Credit Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities HL Fund, L.P	(Delaware)
MacKay Municipal Managers Credit Opportunities HL (Cayman) GP LLC	(Cayman Is.)
MacKay Municipal Credit Opportunities HL (Cayman) Fund, LP	(Cayman Is.)
MacKay Municipal Short Term Opportunities Fund GP LLC	(Delaware)
MacKay Municipal Short Term Opportunities Fund LP	(Delaware)
Plainview Funds plc	(Ireland)	(50%) (MacKay Shields Employee: 50%)
Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio	(Ireland)	(NYLIC: 0.00%; MacKay: 0.00%)
MacKay Shields Structured Products Opportunities Portfolio	(Ireland)	(NYLIC: 0.00%; MacKay: 0.00%)
MacKay Shields High Yield Active Core Fund GP LLC	(Delaware)
MacKay Shields High Yield Active Core Fund LP	(Delaware)
MacKay Shields Credit Strategy Fund Ltd	(Cayman Islands)
MacKay Shields Credit Strategy Partners LP	(Delaware)
MacKay Shields Defensive Bond Arbitrage Fund Ltd.	(Bermuda)	(14.94%)[3]
MacKay Shields Core Fixed Income Fund GP LLC	(Delaware)
MacKay Shields Core Fixed Income Fund LP	(Delaware)
MacKay Shields Select Credit Opportunities Fund GP LLC	(Delaware)
MacKay Shields Select Credit Opportunities GP LP	(Delaware)
MacKay Shields (International) Ltd.	(UK)	(“MSIL”)
MacKay Shields (Services) Ltd.	(UK)	(“MSSL”)
MacKay Shields UK LLP	(UK)	(MSIL: 99%; MSSL: 1%)
MacKay Municipal Managers California Opportunities GP LLC	(Delaware)
MacKay Municipal California Opportunities Fund, L.P.	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
MacKay Municipal New York Opportunities GP LLC	(Delaware)
MacKay Municipal New York Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Opportunities HL Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading GP LLC	(Delaware)
MacKay Municipal Capital Trading Master Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading Fund, L.P.	(Delaware)
MacKay Municipal Managers Strategic Opportunities GP LLC	(Delaware)
MacKay Municipal Managers Strategic Opportunities Fund, L.P.	(Delaware)
MacKay Shields US Equity Market Neutral Fund GP LLC	(Delaware)
MacKay Cornerstone US Equity Market Neutral Fund LP	(Delaware)
MacKay Shields Intermediate Bond Fund GP LLC	(Delaware)
MacKay Shields Intermediate Bond Fund LP	(Delaware)
MacKay Shields General Partner (L/S) LLC	(Delaware)
MacKay Shields Long/Short Fund (Master)	(Delaware)
MacKay Municipal Managers Opportunities Allocation GP LLC	(Delaware)
MacKay Municipal Opportunities Allocation Master Fund LP	(Delaware)
MacKay Municipal Opportunities Allocation Fund A LP	(Delaware)
MacKay Municipal Opportunities Allocation Fund B LP	(Delaware)
MacKay Municipal Managers U.S. Infrastructure Opportunities GP LLC	(Delaware)
MacKay Municipal U.S. Infrastructure Opportunities Fund LP	(Delaware)
MacKay Municipal Managers High Yield Select GP LLC	(Delaware)
MacKay Municipal High Yield Select Fund LP	(Delaware)
MacKay Flexible Income Fund GP LLC	(Delaware)
MacKay Flexible Income Fund LP	(Delaware)
MacKay Multi-Asset Real Return Fund GP LLC (Delaware)	(Delaware)
MacKay Multi-Asset Real Return Fund LP (Delaware	(Delaware)
MacKay Multi-Asset Income Fund GP LLC (Delaware)	(Delaware)
MacKay Multi-Asset Income Fund LP (Delaware)	(Delaware)
MacKay Municipal Managers High Income Opportunities Fund LP	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
MacKay Municipal High Income Opportunities Fund LP	(Delaware)
Cascade CLO Manager, LLC	(Delaware)
MKS CLO Holdings GP LLC	(Delaware)
MKS CLO Holdings, LP	(Cayman Is.)
MKS CLO Advisors, LLC	(Delaware)
MacKay Shields Europe Investment Management Limited	(Ireland)
MacKay Shields European Credit Opportunity Fund Limited	(Jersey)	(Mackay: 67%, NYLIAC: 33%)
MKS TALF Opportunities Fund GP, LLC	(Delaware)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (Cayman)	(Cayman Is.)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (Cayman GBP-Hedged) LP	(Cayman Is.)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (US) LP	(Delaware)
MacKay Shields TALF 2.0 Opportunities Master Fund	(Delaware)
MKS Global Sustainable Emerging Markets Equities Fund GP LLC (Delaware)	(Delaware)
Candriam Global Sustainable Emerging Markets Equities Fund LP (Delaware)	(Delaware)
MKS Global Emerging Markets Equities Fund GP LLC (Delaware)	(Delaware)
Candriam Global Emerging Markets Equities Fund LP (Delaware)	(Delaware)
Cornerstone Capital Management Holdings LLC	(Delaware)
Madison Square Investors Asian Equity Market Neutral Fund GP, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P.	(Delaware)
New York Life Investments Alternatives LLC	(Delaware)
Madison Capital Funding LLC	(Delaware)	(NYLIC: 21.90%; NYLIAC 78.10%) (MCF is a Non-Managing Member)
MCF Co-Investment GP LLC	(Delaware)
Madison Capital Funding Co-Investment Fund LP	(Delaware)
Madison Avenue Loan Fund GP LLC	(Delaware)
Madison Avenue Loan Fund LP	(Delaware)
MCF Fund I LLC	(Delaware)
MCF Hanwha Fund LLC	(Delaware)[7]	(0 voting ownership)
Ironshore Investment BL I Ltd.	(Bermuda)[7]	(0 voting ownership)
MCF CLO IV LLC	(Delaware)[7]	(NYLIC: 6.7%)
MCF CLO V LLC	(Delaware)[7]	(NYLIC: 5%)
MCF CLO VI LLC	(Delaware)[7]	(0 voting ownership)
MCF CLO VII LLC (f/k/a LMF WF Portfolio III, LLC)	(Delaware)[7]	(0 voting ownership)
MCF CLO VIII Ltd.	(Delaware)[7]	(0 voting ownership)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
MCF CLO VIII LLC	(Delaware)
MCF CLO IX Ltd.	(Delaware)[7]
MCF CLO IX LLC	(Delaware)
MCF KB Fund LLC	(Delaware)[7]	(0 voting ownership)
MCF KB Fund II LLC	(Delaware)[7]	(0 voting ownership)
MCF Hyundai Fund LLC	(Delaware)[7]	(0 voting ownership)
MCF Senior Debt Fund-2020 LP7	(Delaware)
Montpelier Carry Parent, LLC	(Delaware)
Montpelier Carry, LLC	(Delaware)
Montpelier GP, LLC	(Delaware)
Montpelier Fund, L.P.	(Delaware)
MCF Mezzanine Carry I LLC	(Delaware)[9]
MCF Mezzanine Fund I LLC	(Delaware)	(NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)
MCF PD Fund GP LLC	(Delaware)[7]
MCF PD Fund LP	(Delaware)[7]
MCF Senior Debt Fund 2019-I GP LLC	(Delaware)[7]
MCF Senior Debt Fund 2019-I LP	(Delaware)[7]
Warwick Seller Representative, LLC	(Delaware)
Young America Holdings, LLC (“YAH”)	(Delaware)	(36.35%)[9]
YAC.ECOM Incorporated	(Minnesota)
Young America, LLC (“YALLC”)	(Minnesota)
Global Fulfillment Services, Inc.	(Arizona)
SourceOne Worldwide, Inc.	(Minnesota)
YA Canada Corporation	(Nova Scotia, Canada)
GoldPoint Partners LLC	(Delaware)
New York Life Capital Partners II, L.L.C.	(Delaware)
New York Life Capital Partners III GenPar GP, LLC	(Delaware)
New York Life Capital Partners IV GenPar GP, LLC	(Delaware)
New York Life Capital Partners IV GenPar, L.P	(Delaware)
New York Life Capital Partners IV, L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker B L.P. (Delaware)	(Delaware)
GoldPoint Core Opportunities Fund, L.P.	(Delaware)
GoldPoint Core Opportunities Fund II L.P.	(Delaware)
GoldPoint Mezzanine Partners IV GenPar GP, LLC	(Delaware)
GoldPoint Mezzanine Partners IV GenPar, LP	(Delaware)
GoldPoint Mezzanine Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Mezzanine Partners IV, LP	(Delaware)	(“GPPIVLP”)
GPP Mezz IV A Blocker LP	(Delaware)	(“GPPIVLP”)
GPP Mezz IV A Preferred Blocker LP	(Delaware)
GPP Mezz IV B Blocker LP	(Delaware)	(“GPPMBB”)
GPP Mezz IV C Blocker LP	(Delaware)	(“GPPMBC”)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
GPP Mezz IV D Blocker LP	(Delaware)	(“GPPMBD”)
GPP Mezz IV E Blocker LLP	(Delaware)
GPP Mezz IV ECI Aggregator LP name change from GPP Mezzanine Blocker E, LP	(Delaware)
GPP Mezz IV F Blocker LP	(Delaware)
GPP Mezz IV G Blocker LP	(Delaware)
GPP Mezz IV H Blocker LP	(Delaware)
GPP Mezz IV I Blocker LP	(Delaware)
GoldPoint Mezzanine Partners Offshore IV, L.P.	(Cayman Islands)
GoldPoint Partners Co-Investment V GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment V GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Partners Co-Investment V, LP	(Delaware)**
GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP	(Delaware)
GPP V – ECI Aggregator LP	(Delaware)
GPP V F Blocker Holdco LP	(Delaware)
GPP V G Blocker Holdco LP	(Delaware)
GoldPoint Partners Private Debt V GenPar GP, LLC	(Delaware)
GoldPoint Partners Private Debt Offshore V, LP	(Cayman Island)
GPP Private Debt V RS LP	(Delaware)
GoldPoint Partners Private Debt V GenPar GP, LP	(Delaware)
GoldPoint Partners Private Debt V, LP	(Delaware)
GPP PD V A Blocker LLC	(Delaware)
GPP Private Debt V-ECI Aggregator LP	(Delaware)
GPP PD V B Blocker LLC	(Delaware)
GPP PD V C Blocker LLC	(Delaware)
GPP PD V D Blocker LLC	(Delaware)
GPP LuxCo V GP Sarl	(Luxembourg)
GPP Private Debt LuxCo V SCSp	(Luxembourg)
GoldPoint Partners Select Manager III GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar, L.P	(Cayman Islands)
GoldPoint Partners Select Manager Fund III, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III AIV, L.P.	(Delaware)
GoldPoint Partners Select Manager IV GenPar, GP, LLC	(Delaware)
GoldPoint Partners Select Manager IV GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund IV, L.P.	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
GoldPoint Partners Select Manager V GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager V GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund V, L.P.	(Delaware)
GoldPoint Partners Canada V GenPar Inc.	(New Brunswick, Canada)
GoldPoint Partners Select Manager Canada Fund V, L.P.	(Ontario, Canada)
GoldPoint Partners Canada III GenPar Inc.	(Canada)
GoldPoint Partners Select Manager Canada Fund III, L.P.	(Canada)
GoldPoint Partners Canada IV GenPar Inc.	(Delaware)
GoldPoint Partners Select Manager Canada Fund IV, L.P.	(Delaware)
GoldPoint Partners Co-Investment VI GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment VI GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment VI, LP	(Delaware)
GPP VI - ECI Aggregator LP	(Delaware)
GPP VI Blocker A LLC	(Delaware)
GPP VI Blocker B LLC	(Delaware)
GPP VI Blocker C LLC	(Delaware)
GPP VI Blocker D LLC	(Delaware)
GPP VI Blocker E LLC	(Delaware)
GPP VI Blocker I LLC(Delaware)
GPP CO-Invest VII GenPar, GP LLC	(Delaware)
GPP Co-Invest VII GenPar LP	(Delaware)
GoldPoint Partners Co-Investment VII, LP	(Delaware)
GoldPoint Private Credit GenPar GP, LLC	(Delaware)
GoldPoint Private Credit Fund, LP	(Delaware)	(GoldPoint: 100%)
GoldPoint Partners Canada GenPar, Inc.	(Canada)
NYLCAP Select Manager Canada Fund, LP	(Canada)
NYLCAP Canada II GenPar Inc.	(Canada)
NYLCAP Select Manager Canada Fund II, L.P.	(Canada)
NYLIM Mezzanine Partners II GenPar GP, LLC	(Delaware)
NYLIM Mezzanine Partners II GenPar, LP	(Delaware)
NYLCAP Mezzanine Partners III GenPar GP, LLC	(Delaware)
NYLCAP Mezzanine Partners III GenPar, LP	(Delaware)
NYLCAP Mezzanine Partners III, LP	(Delaware)**
NYLCAP Mezzanine Partners III 2012 Co-Invest, LP	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP	(Delaware)
NYLCAP Mezzanine Offshore Partners III, L.P.	(Cayman Islands)
NYLCAP Select Manager GenPar GP, LLC	(Delaware)
NYLCAP Select Manager GenPar, LP	(Delaware)
NYLCAP Select Manager Fund, LP	(Delaware)
NYLCAP Select Manager Cayman Fund, LP	(Cayman Islands)
NYLCAP Select Manager II GenPar GP, LLC	(Delaware)
NYLCAP Select Manager II GenPar GP, L.P.	(Cayman Islands)
NYLCAP Select Manager Fund II, L.P.	(Cayman Islands)**
NYLCAP India Funding LLC	(Delaware)
NYLIM-JB Asset Management Co., LLC	(Mauritius)	(24.66%)[4]
New York Life Investment Management India Fund II, LLC	(Mauritius)
New York Life Investment Management India Fund (FVCI) II, LLC	(Mauritius)
NYLCAP India Funding III LLC	(Delaware)
NYLIM-Jacob Ballas Asset Management Co. III, LLC	(Mauritius)	(24.66%)[5]
NYLIM Jacob Ballas India Fund III (Mauritius) LLC	(Mauritius)
NYLIM Jacob Ballas Capital India (FVCI) III (Mauritius) LLC	(Mauritius)
NYLIM Jacob Ballas India (FII) III (Mauritius) LLC	(Mauritius)
Evolvence Asset Management, Ltd.	(Cayman Islands)	(Goldpoint: 24.5%)
EIF Managers Limited	(Mauritius)	(58.72%)
EIF Managers II Limited	(Mauritius)	(55%)
PA Capital LLC	(Delaware)	(68.14%)
BMG PAPM GP, LLC	(Delaware)
BMG PA Private Markets (Delaware) LP	(Delaware)
BMG PA Private Markets (Cayman) LP	(Cayman Islands)
PACD MM, LLC	(Delaware)
PA Capital Direct, LLC	(Delaware)[7]
PA Credit Program Carry Parent, LLC	(Delaware)
PA Credit Program Cary, LLC	(Delaware)
PACIF Carry Parent, LLC	(Delaware)
PACIF Carry, LLC	(Delaware)
PACIF GP, LLC	(Delaware)
Private Advisors Coinvestment Fund, LP	(Delaware)
PACIF II GP, LLC	(Delaware)
Private Advisors Coinvestment Fund II, LP	(Delaware)
PACIF II Carry Parent, LLC	(Delaware)
PACIF II Carry, LLC	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
PACIF III GP, LLC	(Delaware)
Private Advisors Coinvestment Fund III, LP	(Delaware)
PACIF III Carry Parent, LLC	(Delaware)
PACIF III Carry, LLC	(Delaware)
PACIF IV GP, LLC	(Delaware)
Private Advisors Coinvestment Fund IV, LP	(Delaware)
PACIF IV Carry Parent, LLC	(Delaware)
PACIF IV Carry, LLC	(Delaware)
PAMMF GP, LLC	(Delaware)
PA Middle Market Fund, LP	(Delaware)
PA Hedged Equity Fund, L.P.	(Delaware)
Private Advisors Hedged Equity Fund (QP), L.P.	(Delaware)
Private Advisors Hedged Equity Master Fund	(Delaware)
PASOF GP, LLC	(Delaware)
PA Strategic Opportunities Fund, LP	(Delaware)
PASCBF III GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund III, LP	(Delaware)
PASCBF IV GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund IV, LP	(Delaware)
PASCBF IV Carry Parent, LLC	(Delaware)
PASCBF IV Carry, LLC	(Delaware)
PASCBF V GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund V, LP	(Delaware)
Private Advisors Small Company Buyout V-ERISA Fund, LP	(Delaware)
PASCBF V Carry Parent, LLC	(Delaware)
PASCBF V Carry, LLC	(Delaware)
PASCPEF VI Carry Parent, LLC	(Delaware)
PASCPEF VI Carry, LLC	(Delaware)
PASCPEF VI GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VI, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VI (Cayman), LP	(Cayman Island)
PASCPEF VII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VII (Cayman), LP	(Cayman Island)
PASCPEF VII Carry Parent, LLC	(Delaware)
PASCPEF VII Carry, LLC	(Delaware)
PASCPEF VIII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VIII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VII (Cayman), LP	(Cayman Island)
PASCPEF IX GP, LLC	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
PA Small Company Private Equity Fund IX, LP	(Delaware)
PA Small Company Private Equity Fund IX, (Cayman), LP	(Cayman Island)
Cuyahoga Capital Partners IV Management Group LLC	(Delaware)
Cuyahoga Capital Partners IV LP	(Delaware)
Cuyahoga Capital Emerging Buyout Partners Management Group LLC	(Delaware)
Cuyahoga Capital Emerging Buyout Partners LP	(Delaware)
PA Real Assets Carry Parent, LLC	(Delaware)
PA Real Assets Carry, LLC	(Delaware)
PA Real Assets Carry Parent II, LLC	(Delaware)
PA Real Assets Carry II, LLC	(Delaware)
PA Emerging Manager Carry Parent, LLC	(Delaware)
PA Emerging Manager Carry, LLC	(Delaware)
PA Emerging Manager Carry Parent II, LLC	(Delaware)
PA Emerging Manager Carry II, LLC	(Delaware)
RIC I GP, LLC	(Delaware)
Richmond Coinvestment Partners I, LP	(Delaware)
RIC I Carry Parent, LLC	(Delaware)
RIC I Carry, LLC	(Delaware)
PASF V GP, LLC	(Delaware)
Private Advisors Secondary Fund V, LP	(Delaware)
PASF V Carry Parent, LLC	(Delaware)
PASF V Carry, LLC	(Delaware)
PASF VI GP, LLC	(Delaware)
PA Secondary Fund VI, LP	(Delaware)
PA Secondary Fund VI Coinvestments, LP	(Delaware)	(68.14%)
PA Secondary Fund VI (Cayman), LP	(Cayman Islands)	(68.14%)
PARAF GP, LLC	(Delaware)
Private Advisors Real Assets Fund, LP	(Delaware)
PARAF Carry Parent, LLC	(Delaware)
PARAF Carry, LLC	(Delaware)
PASCCIF GP, LLC	(Delaware)
Private Advisors Small Company Coinvestment Fund, LP	(Delaware)
Private Advisors Small Company Coinvestment Fund-ERISA, LP	(Delaware)
PASCCIF II GP, LLC	(Delaware)
PA Small Company Coinvestment Fund II, LP	(Delaware)
PA Small Company Coinvestment Fund II (Cayman), LP	(Cayman Islands)
PASCCIF Carry Parent, LLC	(Delaware)
PASCCIF Carry, LLC	(Delaware)
PARAF II GP, LLC	(Delaware)
Private Advisors Real Assets Fund II, LP	(Delaware)
Private Advisors Hedged Equity Fund, Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Fund, (QP), Ltd.	(Cayman Islands)	(0%)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
Private Advisors Hedged Equity Master Fund, Ltd.	(Cayman Islands)	(owned by two funds above)
SAF GP LLC	(Delaware)
Social Advancement Fund, LP	(Delaware)
WTP GP, LLC	(Delaware)
West Tower Partners, LP	(Delaware)
West Tower Partners, Ltd.	(Cayman Islands)[8]
West Tower Partners SPC	(Cayman Islands)
Washington Pike GP, LLC	(Delaware)
Washington Pike, LP	(Delaware)
RidgeLake Partners GP, LLC	(Delaware)
RidgeLake Partners, LP	(Delaware)
NYLCAP Holdings (Mauritius)	(Mauritius)
Jacob Ballas Capital India PVT. Ltd.	(Mauritius)	(23.30%)
Industrial Assets Holdings Limited	(Mauritius)	(28.02%)
JB Cerestra Investment Management LLP	(Mauritius)
NYLIM Service Company LLC	(Delaware)
NYL Workforce GP LLC	(Delaware)
New York Life Investment Management LLC	(Delaware)
NYLIM Fund II GP, LLC	(Delaware)
NYLIM-TND, LLC	(Delaware)
New York Life Investment Management Hong Kong Limited	(China)
WFHG GP, LLC	(Delaware)	(50%)
Workforce Housing Fund I-2007 LP	(Delaware)	(50%)
IndexIQ Holdings Inc.	(Delaware)	(“IQ Holdings”)
IndexIQ LLC	(Delaware)	(NYLIMH: 74.37%, IQHoldings: 25.63%)
IndexIQ Advisors LLC	(Delaware)
IndexIQ Active ETF Trust	(Delaware)[7]	(NYLIAC: 98.5%)
IQ MacKay Shields Municipal Insured ETF		(NYL: 0.00%)
IQ MacKay Shields Municipal Intermediate ETF		(NYL: 0.00%)
IQ Ultra Short Duration ETF		(NYL: 0.00%)
IQ MacKay ESG Core Plus Bond ETF		(NYLIAC: 95.02%)
IQ MacKay California Municipal Intermediate ETF		(NYLIM: 49.01%, NYLIAC: 50%)
IndexIQ ETF Trust	(Delaware)	(NYLIC: 10.2%)
IQ 50 Percent Hedged FTSE International ETF		(NYLIM: 48.91%)
IQ 500 International ETF		(NYLIM Holdings: 98.86%)
IQ Chaikin US Large Cap ETF		(NYLIM Holdings: 98.04%)
IQ Chaikin US Small Cap ETF		(NYLIM Holdings: 80.25%)
IQ Clean Oceans ETF		(NYLIAC: 94.85%)
IQ Cleaner Transport ETF		(NYLIAC: 75.90%)
IQ Engender Equality ETF		(NYLIAC: 66.69%)
IQ Global Agribusiness Small Cap ETF		(NYL: 0.00%)
IQ Global Resources ETF		(NYL: 0.00%)
IQ Healthy Hearts ETF		(NYLIAC: 79.77%)
IQ Hedge Event-Driven Tracker ETF		(NYL: 0.00%)
IQ Hedge Long/Short Tracker ETF		(NYL: 0.00%)
IQ Hedge Macro Tracker ETF		(NYL: 0.00%)
IQ Hedge Market Neutral Tracker ETF		(NYL: 0.00%)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
IQ Hedge Multi-Strategy Tracker ETF		(NYL: 0.00%)
IQ Merger Arbitrage ETF		(NYL: 0.00%)
IQ Real Return ETF		(NYL: 0.00%)
IQ S&P High Yield Low Volatility Bd ETF		(NYLIM Holdings: 54.57%)
IQ US Real Estate Small Cap ETF		(NYL: 0.00%)
IQ Candriam ESG International Equity ETF		(NYLIM: 95.09%)
IQ Candriam ESG US Equity ETF		(NYLIM: 88.54%)
New York Life Investment Management Holdings International	(Luxembourg)
New York Life Investment Management Holdings II International	(Luxembourg)
Candriam Group (“CG”)	(Luxembourg)
CGH UK Acquisition Company Limited	(UK)
Tristan Capital Partners Holdings Limited	(England & Wales)	(49%)
Tristan Capital Holdings Limited	(England & Wales)
Tristan Capital Partners LLP	(England & Wales)
EPISO 4 Co-Investment LLP	(England & Wales)	(50%, Tristan Capital Partners LLP 50%)
EPISO 4 (GP) LLP	(England & Wales)	(16%) (5 individual members)
EPISO 4 Incentive Partners LLP	(England & Wales)	(4.7%) (18 Individual members and three corporate members)
CCP 5 Co-Investment LLP	(England & Wales)	(50%, Tristan Capital Partners LLP 50%)
Tristan Capital Limited	(England & Wales)
Tristan Capital Partners LLP	(England & Wales)	(92%)(25 individual members)
CCP III Co-Investment (GP) Limited	(Scotland)
CCP III Co-Investment LP	(Scotland)
CCP IV Co-Investment LP	(Scotland)
CCP III (GP) LLP	(England & Wales)	(50%)
CCP III Incentive Partners (GP) Limited	(Scotland)
CCP III Incentive Partners LP	(Scotland)
CCP IV Incentive Partners LP	(Scotland)
Curzon Capital Partners III (GP) Limited	(England & Wales)
CCP III (GP) LLP	(England & Wales)	(50%)
EPISO 3 Co-Investment (GP) Limited	(Scotland)
EPISO 3 Co-Investment LP	(Scotland)
EPISO 3 Incentive Partners (GP) Limited	(Scotland)
EPISO 3 Incentive Partners LP	(Scotland)
EPISO 3 IOM Limited	(Isle of Man)
CCP IV (GP) LLP	(England & Wales)	(50%)
Curzon Capital Partners IV (GP) Limited	(England & Wales)
CCP 5 GP LLP	(England & Wales)	(33%) (2 individual members)
CCP 5 Pool Partnership GP Limited	(Jersey)
CCP 5 Pool Partnership SLP	(Jersey)
Tristan Capital Partners Asset Management Limited	(England & Wales)
TCP Poland Spolka z ograniczoną odpowiedzialnoscią	(Poland)
TCP Co-Investment (GP) S.à.r.l.	(Luxembourg)
TCP Co-Investment SCSP	(Luxembourg)
TCP Incentive Partners SCSP	(Luxembourg)
TCP Incentive Partners (GP) S.à.r.l.	(Luxembourg)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
German Property Performance Partners Investors Feeder Verwaltungs GmbH	(Germany)
Verwaltungs GmbH	(Germany)
EPISO 4 (GP) S.à.r.l.	(Luxembourg)
EPISO 4 (GP) II S.à.r.l.	(Luxembourg)
Tristan (Holdings) Limited	(England & Wales)	(40%) (10 shares held by an individual)
EPISO 3 Feeder (GP) Limited	(Scotland)	(40%)
CCP V Feeder (GP) LLP	(England & Wales)	(40%) (2 individual members)
EPISO 4 Feeder (GP) LLP	(England & Wales)	(40%) (2 individual members)
CCP 5 Feeder LLP	(England & Wales)	(33%) (40%) (2 individual members)
Tristan Global Securities GP Limited	(Cayman Islands)	(40%)
Tristan Global Securities LP	(Cayman Islands)	(40%)
KTA Holdco	(Luxembourg)	(CANLUX: 66.67%, NYLIAC: 33.33%)
Kartesia Management SA	(Luxembourg)	(33%)
Kartesia UL Ltd.	(UK)
Kartesia Belgium	(Belgium)
Kartesia Credit FFS	(France)
Kartesia GP III	(Luxembourg)
Kartesia Credit Opportunities III S.C.A., SICAV-SIF	(Luxembourg)
Kartesia Securities	(Luxembourg)
Kartesia III Topcp S.a.r.l.	(Luxembourg)
Kartesia GP IV	(Luxembourg)
Kartesia Credit Opportunities IV SCS SICAV-SIF	(Luxembourg)
Kartesia Securities IV	(Luxembourg)
Kartesia Securities IV Topco S.a.r.l.	(Luxembourg)
Kartesia Master GP	(Luxembourg)
Kartesia Credit Opportunities V Feeder SCS	(Luxembourg)
Kartesia Senior Opportunities I SCS, SICAV-RAIF	(Luxembourg)
KASS Unleveled S.a.r.l.	(Luxembourg)
KSO I Topco S.a.r.l.	(Luxembourg)
Kartesia Credit Opportunities V SCS	(Luxembourg)
Kartesia Securities V S.a.r.l.	(Luxembourg)
Candriam Luxco S.a.r.l.	(Luxembourg)	(“CANLUXS”)
Candriam Luxembourg	(Luxembourg)	(”CANLUX”) (CG: 90.394%; 1 share held by CANLUXS)
Candriam Luxembourg Italy Branch
Candriam Luxembourg UK Establishment
Candriam Luxembourg Germany Branch
Candriam Luxembourg US Branch
Candriam Luxembourg Spain Branch
Candriam Luxembourg Netherlands Branch
Candriam Luxembourg MENA Branch	(Dubai, UAE)
Candriam Belgium	(Belgium)	(“CANBEL”) (100.00%)
Candriam France	(France)	(”CANFR”)
Candriam Monétaire SICAV	(France)	(CANBEL: 2.86%; CANFR: 2.38%, CIG: 0.01%)
Candriam Switzerland LLC	(Switzerland)
Candriam GP	(Luxembourg)
Belfius Fund	(Luxembourg)	(SICAV with Board controlled by Candriam)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
Belfius Fund Belgian Small & Mid Caps		(0.00%)
Belfius Equities	(Belgian)	(CIG:0.00%)
BIL Invest	(Luxembourg)	(0.00%)
BlueOrchard Microfinance Fund	(Luxembourg)	(0.00%)
Cordius	(Luxembourg)	(CANLUX: 4.52%, CANBEL: 4.68%)
Cordius CIG		(“CIG”) (CANLUX: 50.88%; CANBEL: 49.12%)
Candriam Absolute Return	(Luxembourg)	(0.00%, CIG: 1.67%)
Candriam Absolute Return Equity Market Neutral	(Lux)	(0.00%, CIG: 1.74%)
Candriam Absolute Return Long Short Digital Equity		(0.00%, CIG: 0.02%)
Candriam Alternative	(Luxembourg)	(CANLUX: 100%, NYLIAC: 0.00%, CIG: 0.00%)
Candriam Alternative Systemat		(CANLUX: 100%, NYLIAC: 0.00%, CIG: 0.00%)
Candriam Bonds	(Luxembourg)	(CANLUX: 0.00%, NYLIAC: 0.18%, CANFR: 0.00%, CIG: 0.00%)
Candriam Bonds Capital Securities		(CANFR: 0.00%, CIG: 0.01%)
Candriam Bonds Convertible Defensive		(CANLUX: 0.00%)
Candriam Bonds Convertible Opportunities		(0.00%)
Candriam Bonds Credit Alpha		(NYLIAC: 22.69%, CIG: 0.01%)
Candriam Bonds Credit Opportunities		(CANLUX: 0.00%)
Candriam Bonds Emerging Debt Local Currencies		(CANLUX: 0.00%, CIG: 0.02%)
Candriam Bonds Emerging Markets		(CANLUX: 0.00%, CANFR: 0.00%)
Candriam Bonds Emerging Markets Corporate		(0.00%)
Candriam Bonds Emerging Markets Total Return		(0.00%)
Candriam Bonds Euro		(0.00%)
Candriam Bonds Euro Corporate		(0.00%)
Candriam Bonds Euro Corporate Financials		(0.00%)
Candriam Bonds Euro Diversified		(0.00%)
Candriam Bonds Euro Government		(0.00%)
Candriam Bonds Euro High Yield		(CANFR 0.00%, CANLUX: 0.00%)
Candriam Bonds Euro Short Term		(0.00%)
Candriam Bonds Euro Long Term		(CIG: 0.02%)
Candriam Bonds Floating Rate Notes		(0.00%)
Candriam Bonds Global Government		(0.00%)
Candriam Bonds Global High Yield		(CANLUX: 0.00%)
Candriam Bonds Global Inflation Short Duration		(0.00%)
Candriam Bonds Global Sovereign Quality		(CIG: 0.01%)
Candriam Bonds International		(CIG: 0.02%)
Candriam Bonds Total Return		(CANLUX: 0.00%)
Candriam Bonds Total Return Defensive		(0.00%)
Candriam Business Equities	(Belgium)	(0.00%)
Candriam Business Equities EMU		(0.00%)
Candriam Business Equities Global Income		(0.00%)
Candriam Diversified Futures		(CIG: 2.44%)
Candriam Equities L	(Luxembourg)	(NYLIAC: 0.09%)
Candriam Equities L Asia		(0.00%)
Candriam Equities L Australia		(0.00%)
Candriam Equities L Biotechnology		(0.00%)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
Candriam Equities L Emerging Markets		(0.00%)
Candriam Equities L EMU Innovation		(CIG: 0.01%)
Candriam Equities L Europe Conviction		(0.00%, CIG: 0.01%)
Candriam Equities L Europe Innovation		(0.00%)
Candriam Equities L Europe Optimum Quality		(0.00%)
Candriam Equities L Europe Small & Mid Caps		(0.00%)
Candriam Equities L Global Demography		(0.00%)
Candriam Equities L Japan		(CANLUX: 0.00%)
Candriam Equities L Life Care		(CIG: 0.03%)
Candriam Equities L Oncology Impact		(0.00%)
Candriam Equities L Risk Arbitrage Opportunities		(NYLIAC: 12.95%, CIG: 0.01%)
Candriam Equities L Robotics & Innovation Technology		(0.00%)
Candriam Fund	(Luxembourg)	(0.00%)
Candriam Fund Sustainable Euro Corporate Bonds Fossil Free		(CIG: 0.00%)
Candriam Fund Sustainable European Equities Fossil Free		(CIG: 0.00%)
Candriam GF	(Luxembourg)	(NYLIAC: 53.5%, CIG: 0.02%)
Candriam GF AUSBIL Global Essential Infrastructure		(NYLIAC: 77.05%, CIG: 0.02%)
Candriam GF Short Duration US High Yield Bonds		(CIG 0.12%)
Candriam GF U.S. Equity Opportunities		(0.00%)
Candriam GF US Corporate Bonds		(NYLIAC: 95.06%)
Candriam GF US High Yield Corporate Bonds		(NYLIAC: 41.15%, CIG: 0.01%)
Candriam Global Alpha	(Luxembourg)	(CIG: 0.31%)
Candriam Impact One	(Luxembourg)	(NYLIAC: 32.79%)
Candriam Index Arbitrage	(Luxembourg)	(0.00%)
Candriam L	(Luxembourg)	(CIG: 0.06%)
Candriam L Balanced Asset Allocation		(CIG: 0.00%)
Candriam L Conservative Asset Allocation		(0.00%)
Candriam, L Defensive Asset Allocation		(CIG: 0.06%)
Candriam L Dynamic Asset Allocation		(CIG: 4.41%)
Candriam L Multi-Asset Income		(0.00%)
Candriam L Multi-Asset Income & Growth		(0.00%, CIG: 0.01%)
Candriam L Multi-Asset Premia		(CIG: 0.03%)
Candriam Long Short Credit		(0.00%)
Candriam MM Multi Strategies	(France)	(CIG: 0.08%)
Candriam Money Market	(Luxembourg)	(0.00%)
Candriam Money Market Euro		(CANFR: 0.00%)
Candriam Money Market Euro AAA		(0.00%)
Candriam Money Market Usd		(0.00%)
Candriam Multi-Strategies	(Luxembourg)	(CANBEL 16.51%, CANFR: 25.32%, CANLUX: 58.14%, CIG: 0.01%)
Candriam Patrimoine Obli-Inter	(France)	(0.00%)
Candriam Quant	(Luxembourg)	(CIG: 0.01%)
Candriam Quant Equities Europe		(0.00%)
Candriam Quant Equities Multi-Factor EMU		(CIG: 0.06%)
Candriam Quant Equities Multi-Factor Global		(CIG 0.01%)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
Candriam Quant Equities USA		(CIG: 0.01%)
Candriam Risk Arbitrage	(Luxembourg)	(0.00%)
Candriam SRI	(Luxembourg)	(CANLUX: 0.01%, CANBEL: 0.00%, CANFR: 0.0%)
Candriam SRI Bond Emerging Markets		(CANLUX: 0.01%, CANFR: 0.00%)
Candriam SRI Bond Euro		(CANLUX: 0.04%)
Candriam SRI Bond Euro Aggregate Index		(CIG: 0.01%)
Candriam SRI Bond Euro Corporate		(CANLUX: 0.03%)
Candriam SRI Bond Euro Short Term		(0.00%)
Candriam SRI Bond Global		(0.00%)
Candriam SRI Bond Global High Yield		(CANLUX: 0.02%)
Candriam SRI Defensive Asset Allocation		(0.00%)
Candriam SRI Equity Circular Economy		(CIG: 0.01)
Candriam SRI Equity Climate Action		(0.00%)
Candriam SRI Equity Emerging Markets		(CANLUX: 0.01%)
Candriam SRI Equity EMU		(CANLUX: 0.02%)
Candriam SRI Equity Europe		(CANLUX: 0.01%)
Candriam SRI Equity North America		(CANLUX: 0.01%)
Candriam SRI Equity Pacific		(0.01%)
Candriam SRI Equity World		(CANLUX: 0.01%)
Candriam SRI Money Market Euro		(0.00%)
Candriam Sustainable	(Luxembourg)	(NYLIAC: 0.12%, CIG: 0.02%)
Candriam Sustainable Bond Emerging Markets		(0.00%)
Candriam Sustainable Bond Euro		(0.00%)
Candriam Sustainable Bond Euro Aggregate Index		(0.00%)
Candriam Sustainable Bond Euro Corporate		(0.00%)
Candriam Sustainable Bond Euro Short Term		(0.00%)
Candriam Sustainable Bond Global		(0.00%)
Candriam Sustainable Bond Global High Yield		(0.00%)
Candriam Sustainable Bond Impact		(NYLIAC: 46.13%, CIG: 0.01%)
Candriam Sustainable Defensive Asset Allocation		(0.00%)
Candriam Sustainable Equity Children		(CIG: 100%)
Candriam Sustainable Equity Circular Economy		(CIG: 0.00%)
Candriam Sustainable Equity Climate Action		(0.00%)
Candriam Sustainable Equity Emerging Markets		(0.00%)
Candriam Sustainable Equity EMU		(0.00%)
Candriam Sustainable Equity Europe		(0.00%)
Candriam Sustainable Equity Europe Small & Mid Caps		(0.00%)
Candriam Sustainable Equity Future Mobility		(CIG: 0.12%)
Candriam Sustainable Equity North America		(0.00%)
Candriam Sustainable Equity Pacific		(CIG: 0.01%)
Candriam Sustainable Equity US		(0.00%)
Candriam Sustainable Equity World		(0.00%)
Candriam Sustainable Equity Money Market Euro		(0.00%)
Candriam Sustainable (B)	(Luxembourg)	(CANLUX: 0.01%, CIG: 0.00%)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
Candriam Sustainable Euro Bonds		(0.00%)
Candriam Sustainable Euro Corporate Bonds		(0.00%)
Candriam Sustainable Euro Short Term Bonds		(CIG: 0.01%)
Candriam Sustainable Europe		(0.00%)
Candriam Sustainable High		(0.00%)
Candriam Sustainable Low		(0.00%)
Candriam Sustainable Medium		(0.00%)
Candriam Sustainable North America		(CIG: 0.01%)
Candriam Sustainable Pacific		(0.00%)
Candriam Sustainable World		(0.00%)
Candriam Sustainable World Bonds		(CIG: 0.45%)
Candriam World Alternative	(Luxembourg)	(NYLIAC: 41.72%)
Candriam World Alternative Alphamax		(NYLIAC: 42.27%)
Cleome Index	(Luxembourg)	(0.00%)
Cleome Index EMU Equities		(0.00%)
Cleome Index Euro Corporate Bonds		(0.00%)
Cleome Index Euro Government Bonds		(0.00%)
Cleome Index Euro Long Term Bonds		(0.00%)
Cleome Index Euro Short Term Bonds		(0.00%)
Cleome Index Europe Equities		(0.00%)
Cleome Index Global Equities		(CIG: 0.09%)
Cleome Index USA Equities		(0.00%)
Cleome Index World Equities		(0.00%)
Paricor		(CIG: 0.06%)
Paricor Patrimonium		(CIG0.07%)
IndexIQ		(CIG: 26%)
IndexIQ Factors Sustainable Corporate Euro Bond		(CIG: 19%)
IndexIQ Factors Sustainable EMU Equity		(CIG: 3.49%)
IndexIQ Factors Sustainable Europe Equity		(CIG: 9.0%)
IndexIQ Factors Sustainable Japan Equity		(CIG: 14%)
IndexIQ Factors Sustainable Sovereign Euro Bond		(CIG: 48%)
Ausbil Investment Management Limited	(Australia)	(“AUSBIL”) (79.22%)
Ausbil Australia Pty. Ltd.	(Australia)
Ausbil Asset Management Pty. Ltd.	(Australia)
Ausbil Global Infrastructure Pty. Limited	(Australia)	(55%) (45% owned by 4 employees)
ISPT Holding	(Australia)	(0.037%)
Ausbil Investment Management Limited Employee Share Trust	(Australia)	(Ausbil: 100%)
Ausbil 130/30 Focus Fund	(Australia)[6]
Ausbil IT - Ausbil Active Sustainable Equity Fund	(Australia)	(NYLIAC 14.26) (Ausbil has sole authority over fund)
Ausbil Australian Active Equity Fund	(Australia)
Ausbil Australian Concentrated Equity Fund	(Australia)
Ausbil Australian Emerging Leaders Fund	(Australia)
Ausbil Australian Geared Equity Fund	(Australia)
Ausbil Australian SmallCap Fund	(Australia)
Ausbil Balanced Fund	(Australia)
Ausbil EGS Focus Fund	(Australia)
Ausbil Global Essential Infrastructure Fund	(Australia)	(NYLIAC: 19.56%)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
Ausbil IT - Ausbil Global SmallCap Fund	(Australia)	(NYLIAC: 32.51%)
Ausbil IT - MacKay Shields Multi-Sector Bond Fund	(Australia)	(NYLIAC: 98.94%)
Ausbit IT – Ausbil Long Short Focus Fund	(Australia)	(NYLIAC: 21.80%)
NYLIFE Distributors LLC	(Delaware)
Flatiron RR LLC	(Delaware)
Flatiron CLO 2013-1-Ltd.	(Cayman Islands)	(NYL: 0%) (NYLIC: 25% equity)
Flatiron CLO 2015-1 Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors Approx. 59.155% Equity)
Flatiron CLO 17 Ltd.	(Cayman Islands)	(NYL: 0%) (NYLIC: 4.09% debt, NYL Investors 54% equity)
Flatiron CLO 18 Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors 100% Equity)
Flatiron CLO 18 Funding Ltd.	(Cayman Islands)	(NYL: 100%)
Flatiron CLO 19 Funding Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 20 Funding Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors 62% Equity)
Flatiron CLO 21 Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors 62% Equity)
Flatiron RR CLO 22 LLC.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 23 Ltd. (Cayman Islands)	(Cayman Islands)	(NYL: 0%)
Flatiron RR CLO 24 Ltd. (Cayman Islands)	(Cayman Islands)	(NYL: 0%)
Flatiron RR LLC, Manager Series	(Delaware)
Flatiron RR LLC, Retention Series	(Delaware)
Stratford CDO 2001-1 Ltd.	(Cayman Islands)
NYLIFE LLC	(Delaware)
Eagle Strategies LLC	(Delaware)
Fabric of Family LLC	(Delaware)
New York Life Capital Corporation	(Delaware)
New York Life Trust Company	(New York)
NYLIFE Securities LLC	(Delaware)
NYLINK Insurance Agency Incorporated	(Delaware)
NYLUK I Company	(United Kingdom)
NYLUK II Company	(United Kingdom)
Gresham Mortgage	(United Kingdom)
W Construction Company	(United Kingdom)
WUT	(United Kingdom)
WIM (AIM)	(United Kingdom)
Silver Spring, LLC	(Delaware)
Silver Spring Associates, L.P.	(Pennsylvania)
SCP 2005-C21-002 LLC	(Delaware)
SCP 2005-C21-003 LLC	(Delaware)
SCP 2005-C21-006 LLC	(Delaware)
SCP 2005-C21-007 LLC	(Delaware)
SCP 2005-C21-008 LLC	(Delaware)
SCP 2005-C21-009 LLC	(Delaware)
SCP 2005-C21-017 LLC	(Delaware)
SCP 2005-C21-018 LLC	(Delaware)
SCP 2005-C21-021 LLC	(Delaware)
SCP 2005-C21-025 LLC	(Delaware)
SCP 2005-C21-031 LLC	(Delaware)
SCP 2005-C21-036 LLC	(Delaware)
SCP 2005-C21-041 LLC	(Delaware)
SCP 2005-C21-043 LLC	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
SCP 2005-C21-044 LLC	(Delaware)
SCP 2005-C21-048 LLC	(Delaware)
SCP 2005-C21-061 LLC	(Delaware)
SCP 2005-C21-063 LLC	(Delaware)
SCP 2005-C21-067 LLC	(Delaware)
SCP 2005-C21-069 LLC	(Delaware)
SCP 2005-C21-070 LLC	(Delaware)
NYMH-Ennis GP, LLC	(Delaware)
NYMH-Ennis, L.P.	(Texas)
NYMH-Freeport GP, LLC	(Delaware)
NYMH-Freeport, L.P.	(Texas)
NYMH-Houston GP, LLC	(Delaware)
NYMH-Houston, L.P.	(Texas)
NYMH-Plano GP, LLC	(Delaware)
NYMH-Plano, L.P	(Texas)
NYMH-San Antonio GP, LLC	(Delaware)
NYMH-San Antonio, L.P.	(Texas)
NYMH-Stephenville GP, LLC	(Delaware)
NYMH-Stephenville, L.P.	(Texas)
NYMH-Taylor GP, LLC	(Delaware)
NYMH-Taylor, L.P.	(Texas)
NYMH-Attleboro MA, LLC	(Delaware)
NYMH-Farmingdale, NY LLC	(Delaware)
NYLMDC-King of Prussia GP, LLC	(Delaware)
NYLMDC-King of Prussia Realty, LP	(Delaware)
NYLife Real Estate Holdings LLC	(Delaware)
Huntsville NYL LLC	(Delaware)
CC Acquisitions, LP	(Delaware)
REEP-IND Cedar Farms TN LLC	(Delaware)
REEP-IND Continental NC LLC	(Delaware)
LRC-Patriot, LLC	(Delaware)	(93%)
REEP-LRC Industrial LLC	(Delaware)
REEP-IND Forest Park NJ LLC	(Delaware)
FP Building 4 LLC	(Delaware)
FP Building 1-2-3 LLC	(Delaware)
FP Building 17, LLC	(Delaware)
FP Building 20, LLC	(Delaware)
FP Mantua Grove LLC	(Delaware)
FP Lot 1.01 LLC	(Delaware)
REEP-IND NJ LLC	(Delaware)
NJIND JV LLC	(Delaware)	(93%)
NJIND Hook Road LLC	(Delaware)
NJIND Bay Avenue Urban Renewal LLC	(Delware)
NJIND Bay Avenue LLC	(Delaware)
NJIND Corbin Street LLC	(Delaware)
REEP-MF Cumberland TN LLC	(Delaware)
Cumberland Apartments, LLC	(Tennessee)
REEP-MF Enclave TX LLC	(Delaware)
Enclave CAF LLC	(Delaware)
REEP-MF Marina Landing WA LLC	(Delaware)
REEP-SP Marina Landing LLC	(Delaware)	(98%)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
REEP-MF Mira Loma II TX LLC	(Delaware)
Mira Loma II, LLC	(Delaware)	(50%)
REEP-MF Summitt Ridge CO LLC	(Delaware)
Summitt Ridge Apartments, LLC	(Delaware)
REEP-MF Woodridge IL LLC	(Delaware)
REEP-OF Centerpointe VA LLC	(Delaware)
Centerpointe (Fairfax) Holdings LLC	(Delaware)	(50%)
REEP-OFC 575 Lex NY LLC	(Delaware)
REEP-OFC 575 Lex NY GP LLC	(Delaware)
Maple REEP-OFC 575 Lex Holdings LP	(Delaware)	(50%)
Maple REEP-OFC 575 Lex Owner LLC	(Delaware)	(50%)
REEP-RTL SASI GA LLC	(Delaware)
REEP-RTL Bradford PA LLC	(Delaware)
REEP-OFC Royal Centre GA LLC	(Delaware)
Royal Centre, LLC	(Delaware)	(90%)
REEP-RTL CTC NY LLC	(Delaware)
REEP-OFC 5005 LBJ Freeway TX LLC	(Delaware)	(97%)
5005 LBJ Tower LLC	(Delaware)	(97%)
REEP-OFC/RTL MARKET ROSS TX LLC	(Delaware)
MARKET ROSS TX JV LLC	(Delaware)	(98.7%)
MARKET ROSS TX GARAGE OWNER LLC	(Delaware)
MARKET ROSS TX OFFICE OWNER LLC	(Delaware)
MARKET ROSS TX RETAIL OWNER LLC	(Delaware)
REEP-MF SPENCER NV LLC	(Delaware)
REEP-HZ SPENCER JV LLC	(Delaware)	(92.7%)
REEP-HZ SPENCER LLC	(Delaware)
REEP-OFC/RTL MARKET ROSS TX LLC	(Delaware)
MARKET ROSS TX JV LLC	(Delaware)	(98.7%)
MARKET ROSS TX GARAGE OWNER LLC	(Delaware)
MARKET ROSS TX OFFICE OWNER LLC	(Delaware)
MARKET ROSS TX RETAIL OWNER LLC	(Delaware)
REEP-OFC Mallory TN LLC	(Delaware)
3665 Mallory JV LLC	(Delaware)	(90.9%)
REEP-OFC WATER RIDGE NC LLC	(Delaware)
REEP-OFC Viridian AZ LLC	(Delaware)
REEP-Hines Viridian JV LLC	(Delaware)	(73.0309%)
REEP-MF H16 LLC	(Delaware)
REEP-MF H16 CA LLC	(Delaware)
REEP-OFC 2300 Empire LLC	(Delaware)
REEP-MF Wynnewood PA LLC	(Delaware)
Wynnewood JV LLC	(Delaware)	(100%)
REEP-MU Fayetteville NC LLC	(Delaware)	(100%)
501 Fayetteville JV LLC	(Delaware)	(85%)
501 Fayetteville Owner LLC	(Delaware)	(100%)
REEP-MU SOUTH GRAHAM NC LLC	(Delaware)
401 SOUTH GRAHAM JV LLC	(Delaware)	(90%)
401 SOUTH GRAHAM OWNER LLC	(Delaware)
REEP-IND COMMERCE CITY CO LLC	(Delaware)
REEP-BRENNAN COMMERCE CITY JV LLC	(Delaware)
REEP-MF ART TOWER OR LLC	(Delaware)
REEP-WP ART TOWER JV LLC	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
REEP-OFC Mass Ave MA LLC	(Delaware)
REEP-MF FARMINGTON IL LLC	(Delaware)
REEP-MARQUETTE FARMINGTON JV LLC	(Delaware)	(90%)
REEP-MARQUETTE FARMINGTON OWNER LLC	(Delaware)
2015 DIL PORTFOLIO HOLDINGS LLC	(Delaware)	(NYLIC: 100%)
PA 180 KOST RD LLC	(Delaware)
2017 CT REO HOLDINGS LLC	(Delaware)	(NYLIC: 62.307692%; NYLIAC: 37.692308%)
Cortlandt Town Center LLC	(Delaware)
REEP-HZ SPENCER LLC	(Delaware)
REEP-IND 10 WEST AZ LLC	(Delaware)
REEP-IND 4700 Nall TX LLC	(Delaware)
REEP-IND Aegean MA LLC	(Delaware)
REEP-IND Alpha TX LLC	(Delaware)
REEP-IND MCP VIII NC LLC	(Delaware)
REEP-IND CHINO CA LLC	(Delaware)
REEP-IND FRANKLIN MA HOLDER LLC	(Delaware)
REEP-IND FREEDOM MA LLC	(Delaware)
REEP-IND Fridley MN LLC	(Minnesota)
REEP-IND Green Oaks IL LLC	(Delaware)
REEP-IND Kent LLC	(Delaware)
REEP-IND LYMAN MA LLC	(Delaware)
REEP- IND MCP II NC LLC	(Delaware)
REEP- IND MCP III NC LLC	(Delaware)
REEP- IND MCP IV NC LLC	(Delaware)
REEP- IND MCP V NC LLC	(Delaware)
REEP- IND MCP VII NC LLC	(Delaware)
REEP-INC MCP III OWNER NC LLC	(Delaware)
REEP-IND RTG NC LLC	(Delaware)
REEP-IND Simonton TX LLC	(Delaware)
REEP-IND Valley View TX LLC	(Delaware)
REEP-IND Valwood TX LLC	(Delaware)
REEP-MF 960 East Paces Ferry GA LLC	(Delaware)
REEP-MF 960 EPF Opco GA LLC	(Delaware)
REEP-MF Emblem DE LLC	(Delaware)
REEP-MF Gateway TAF UT LLC	(Delaware)	(NYLIC: 99%, NYLIAC: 1%)
REEP-WP Gateway TAB JV LLC	(Delaware)	(LLC: 99%, NYLIAC: 1%)
REEP-MF Issaquah WA LLC	(Delaware)
REEP-MF Mount Vernon GA LLC	(Delaware)
REEP-MF Mount Laurel NJ LLC	(Delaware)
REEP-MF NORTH PARK CA LLC	(Delaware)
REEP-MF AVERY TX LLC	(Delaware)
REEP-AVERY OWNER LLC	(Delaware)
REEP-MF Verde NC LLC	(Delaware)
REEP-MF Wallingford WA LLC	(Delaware)
REEP-OFC Bellevue WA LLC	(Delaware)
REEP-OFC Financial Center FL LLC	(Delaware)
REEP-OFC WATER RIDGE NC HOLDCO LLC	(Delaware)
REEP-OFC ONE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TWO WATER RIDGE NC LLC	(Delaware)
REEP-OFC FOUR WATER RIDGE NC LLC	(Delaware)

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
REEP-OFC FIVE WATER RIDGE NC LLC	(Delaware)
REEP-OFC SIX WATER RIDGE NC LLC	(Delaware)
REEP-OFC SEVEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC EIGHT WATER RIDGE NC LLC	(Delaware)
REEP-OFC NINE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC ELEVEN WATER RIDGE NC LLC	(Delaware)
REEP-MF FOUNTAIN PLACE MN LLC	(Delaware)
REEP-MF FOUNTAIN PLACE LLC	(Delaware)
REEP-MF Park-Line FL LLC	(Delaware)
REEP-OFC 2300 Empire CA LLC	(Delaware)
REEP-IND 10 WEST II AZ LLC	(Delaware)
REEP-RTL Flemington NJ LLC	(Delaware)
REEP-RTL Mill Creek NJ LLC	(Delaware)
REEP-RTL NPM GA LLC	(Delaware)
REEP TAB ONE LLC	(Delaware)
REEP-RTL DTC VA LLC	(Delaware)
REEP-RTL DTC-S VA LLC	(Delaware)	(NYLIC: 37%, NYLIAC: 63%)
NJIND Raritan Center LLC	(Delaware)
NJIND Talmadge Road LLC	(Delaware)
NJIND Melrich Road LLC	(Delaware)
FP Building 18, LLC	(Delaware)
FP Building 19, LLC	(Delaware)
Enclave CAF, LLC	(Delaware)
Summitt Ridge Apartments, LLC (Delaware)	(Delaware)
PTC Acquisitions, LLC	(Delaware)
Martingale Road LLC	(Delaware)
New York Life Funding	(Cayman Islands)[7]
New York Life Global Funding	(Delaware)[7]
Government Energy Savings Trust 2003-A (GEST)	(New York)[8]
UFI-NOR Federal Receivables Trust, Series 2009B	(New York)[8]
NYLARC Holding Company Inc.	(Arizona)[7]
New York Life Agents Reinsurance Company	(Arizona)[7]
JREP Fund Holdings I, L.P.	(Cayman Is.)	(12.5%)
Jaguar Real Estate Partners L.P.	(Cayman Is.)	(30.3%)
NYLIFE Office Holdings Member LLC	(Delaware)	(51%)
NYLIFE Office Holdings LLC	(Delaware)	(51%)
NYLIFE Office Holdings REIT LLC	(Delaware)
REEP-OFC DRAKES LANDING CA LLC	(Delaware)
REEP-OFC CORPORATE POINTE CA LLC	(Delaware)
REEP-OFC VON KARMAN CA LLC	(Delaware)
REEP-OFC ONE BOWDOIN SQUARE MA LLC	(Delaware)
REEP-OFC 525 N Tryon NC LLC	(Delaware)
525 Charlotte Office LLC	(Delaware)	(100%)
NYLIFE Office Holdings Acquisitions REIT LLC	(Delaware)
REEP OFC Westory DC LLC	(Delaware)
Skyhigh SPV Note Issuer 2020 Parent Trust[8]

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
Skyhigh SPV Note Issuer 2020 LLC[8]

(+)By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-4.
(*)
Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.
(†)
New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.
1
NYL Cayman Holdings Ltd. owns 15.62%.
2
NYL Worldwide Capital Investment LLC owns 0.002%.
3
NYLIC owns 15.28%, NYLIAC owns 0.00%, and MacKay owns 0.17% for a total ownership of 15.45%.
4
NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.
5
NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.
6
Registered Managed Investment Scheme of which Ausbil Investment Management Limited is the sole Responsible Party.
7
Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.
8
Control is through financial interest, not ownership of voting interests.

ITEM 30. INDEMNIFICATION
Article IX of the Amended and Restated By-Laws of New York Life Insurance and Annuity Corporation (“NYLIAC”) provides that NYLIAC shall indemnify and hold harmless (including the provision of a defense) certain persons to the fullest extent permitted by the Delaware General Corporation Law against all expenses, costs, judgments, penalties, fines, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amount paid in settlement) that any such person reasonably incurs or suffers if he/she is made party (or threatened to be made party) or is otherwise involved in a claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is (or was) a Director or officer of NYLIAC or was serving at NYLIAC’s request as a Director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Such persons also have the right to have NYLIAC pay the reasonable expenses (including reasonable attorneys’ fees) incurred in the defense of any proceedings in advance of their final disposition, subject to certain conditions. NYLIAC may also, to the extent authorized by its Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of NYLIAC.
Please refer to Article IX of the Amended and Restated By-Laws of NYLIAC (Item 27 Exhibit (f)(2)(b) hereto) for the full text of the indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS
(a) Other Activity. Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:
NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I
NYLIAC Variable Universal Life Separate Account-I
NYLIAC MFA Separate Account-I
NYLIAC MFA Separate Account-II
NYLIAC Variable Annuity Separate Account-I
NYLIAC Variable Annuity Separate Account-II
NYLIAC Variable Annuity Separate Account-IV
NYLIAC VLI Separate Account
Mainstay Funds Trust
The MainStay Funds
MainStay VP Funds Trust
(b) Management. The principal business address of each director and officer of NYLIFE Distributors LLC is 30 Hudson Street, Jersey City, NJ 07302.
Names of Directors and Officers	Positions and Offices with Underwriter
McLean, John	Chairman and Chief Executive Officer
Gardner, Robert M.	Manager
Harte, Francis Michael	Manager and Senior Vice President
Lehneis, Kirk C.	Manager and Senior Managing Director
Cruz, David	Senior Vice President, Institutional Life
Howard, Linda M.	Corporate Vice President, Chief Compliance Officer, Office of Foreign Assets Control Officer and Anti-Money Laundering Officer
Huang, Dylan W.	Senior Vice President, Retail Annuities
Hung, Yie-Hsin	Senior Vice President, New York Life Investment Management
Virendra, Sonali	Senior Vice President, US Life and Agency
Akkerman, John W.	Senior Managing Director, MacKay Shields Institutional Sales
Barrack, Robert M.	Managing Director, GoldPoint Partners Institutional Sales
Sell, David S.	Managing Director, NYL Investors
Stringer, Christopher R.	Managing Director, Private Advisors Institutional Sales
Bain, Karen A.	Vice President, Tax
Behrens, Dawn	Vice President, Institutional Life
Gamble, Michael	Vice President, Institutional Life
Gomez, Mark A.	Vice President and General Counsel
Lynn, Eric J.	Vice President, Retail Life
Rhodehouse, Kevin G.	Vice President
Rubin, Janis C.	Vice President, Institutional Life
Wickwire, Brian D.	Vice President, Controller and Chief Operating Officer
Zimmerman, Jonathan H.	Managing Director, IndexIQ Institutional Sales
Meade, Colleen A.	Associate General Counsel and Secretary
Essig, Daniel	Corporate Vice President, US Life and Agency Product Consulting
Herrera, Rafaela M.	Corporate Vice President, Compliance and Sales Material Review
Long, Scott	Corporate Vice President, Insurance Solutions
Sharrier, Elizabeth A.	Corporate Vice President and Assistant Secretary
Hansen, Marta	Director, Chief Financial Officer, Principal Operations Officer and Treasurer
(c) Compensation from the Registrant.
Name of Principal Underwriter	New Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
NYLIFE Distributors Inc.	-0-	-0-	-0-	-0-

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, New York, New York 10010; New York Life – Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and New York Life Investment Management LLC, State Street Bank, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.
ITEM 33. MANAGEMENT SERVICES – Not applicable.
ITEM 34. FEE REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES
New York Life Insurance and Annuity Corporation (“NYLIAC”), the sponsoring insurance company of the NYLIAC Variable Annuity Separate Account-III, hereby represents that the fees and charges deducted under the annuities described in this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.
SECTION 403(b) REPRESENTATIONS
Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf in New York, New York on April 7, 2022.
NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT – III (Registrant)
By:	/s/ Matthew Williams Name: Matthew Williams Title: Vice President
NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION (Depositor)
By:	/s/ Matthew Williams Name: Matthew Williams Title: Vice President
As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.
Craig L. DeSanto*	Chairman of the Board, President & Director
Elizabeth K. Brill*	Director
Alexander I. M. Cook*	Director
Eric Feldstein*	Director & Chief Financial Officer (Principal Financial Officer)
Robert M. Gardner*	Director & Controller (Principal Accounting Officer)
Francis M. Harte*	Director
Thomas A. Hendry*	Director
Jodi L. Kravitz*	Director
Mark J. Madgett*	Director
Anthony R. Malloy*	Director
Theodore A. Mathas*	Director & Chief Executive Officer (Principal Executive Officer)
Amy Miller*	Director
Matthew D. Wion*	Director

By:	/s/ Matthew Williams Matthew Williams Attorney-in-Fact
April 7, 2022

*Pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX
EXHIBIT NUMBER	DESCRIPTION
(d)(1)	Form of New York Life Premier Advisory Variable Annuity policy (No. ICC21V-P01)
(j)(1)	Powers of Attorney
(j)(2)	Form of Service Agreement between Eagle Strategies LLC and New York Life Insurance and Annuity Corporation
(k)(1)	Opinion and Consent of Michael McDonnell, Esq.
(l)(1)	Consent of PricewaterhouseCoopers LLP
(o)	Form of Initial Summary Prospectus